EMCOR 2004 ANNUAL REPORT

One Company. Building and Servicing Powerful Relationships.


Facilities Services
EMCOR
Energy Infrastructure
Specialty Construction

EMCOR
knowledge in action

One critical thing that sets EMCOR apart as a company is the best-in-class industry expertise embodied by our people. With 26,000 of us working together as one, we give our clients an advantage—the building, powering and servicing of one of their most important assets, their facilities—allowing them to focus on the products, services, growth and health of their **Company.**

A YEAR AGO, in my report to you on our 2003 operations, I described a period in which we had overcome a host of challenges, primarily relating to the recent recession, in order to post a profitable earnings report and a strong, liquid year-end balance sheet. I also expressed the hope that 2004 would provide EMCOR with enhanced opportunities to profit from our strong and diverse customer relationships.

Starting slowly, 2004 reflected continued recession-related weaknesses in many of our markets. At midyear, however, we began to see a few bright spots, notably in the financial services and transportation markets, and our facilities services division reported renewed customer interest in energy-saving and productivity-enhancing programs. By year-end, the "jobless recovery" was over, as our commercial, healthcare, hospitality, and biopharmaceutical customers began to expand their payrolls to meet continued increases in consumer demand. Their additional employees needed to be housed in new, expanded, or upgraded facilities, high-end commercial real estate began to lease-up at higher prices, and our private sector commercial business began a resurgence that I believe will continue into 2005 and beyond.

2004 FINANCIAL HIGHLIGHTS

(in $ thousands, except per share data)	**2004**	2003	2002	2001	2000
Revenues	**4,747,880**	4,534,646	3,968,051	3,419,854	3,460,204
Gross profit	**446,902**	482,454	482,634	391,823	357,817
Operating income	**42,129**	47,057	115,539	88,682	78,925
Net income	**33,207**	20,621	62,902	50,012	40,089
Diluted earnings per share	**2.13**	1.33	4.07	3.40	2.95
Stockholders' equity	**562,361**	521,356	489,870	421,933	233,503
Contract backlog	**2,751,848**	3,034,925	2,893,231	2,361,834	1,795,486

Pictured at a meeting of EMCOR corporate officers, clockwise from center: **Frank T. MacInnis,** Chairman of the Board and Chief Executive Officer ; **Christine Names,** Vice President-Human Resources; **Sheldon I. Cammaker, Esq.,** Executive Vice President, General Counsel and Secretary; **Mark A. Pompa,** Senior Vice President, Chief Accounting Officer and Treasurer; **Anthony J. Guzzi,** President and Chief Operating Officer

Not pictured: **Leicle E. Chesser,** Executive Vice President and Chief Financial Officer; **R. Kevin Matz,** Senior Vice President-Shared Services; **Sidney R. Bernstein, Esq.,** Vice President-Taxation; **Mava K. Heffler,** Vice President-Marketing and Communications; **Joseph A. Puglisi,** Vice President and Chief Information Officer; **Rex C. Thrasher,** Vice President-Risk Management



EMCOR's ability to maintain profitable operations during lean times, and then to profit promptly from increased demand for our services, is a product of our end-to-end business model—Build It. Power It. Service It.—that enables us to add value to our customers' facilities at every stage of their life cycle. During 2004, in reaction to what would clearly be a transitional year in terms of customer demand, we cut overhead costs, managed our public-sector contract backlog downward in order to conserve capital and capacity, and waited for the markets to turn. By year end, in many of our business locations, the markets were doing just that. We're pleased that our cost-control measures, our disciplined approach to project acquisition, and our conservative approach to cash management enabled us to post 2004 net income of $33.2 million, or $2.13 per diluted share, a 61% improvement over the previous year. Equally important, we ended the year with sharply reduced debt, substantial cash, and enhanced working capital with which to access new opportunities. We look forward to additional improvement in our operating results in 2005.

> "EMCOR's ability to maintain profitable operations during lean times, and then to profit promptly from increased demand for our services, is a product of our end-to-end business model—**Build It. Power It. Service It.**—that enables us to add value to our customers' facilities at every stage of their life cycle."

The theme of this year's report — "One Company. Building and Servicing Powerful Relationships"—is a reiteration of our underlying business philosophy: that EMCOR does its best work, and creates maximum value for its stockholders, when we are offering a broad menu of services to customers for whom we have become trusted advisors and partners. Perhaps no projects better typify this ideal than two agreements reached during 2004 between EMCOR Energy & Technologies and long-term customers. At the University of New Hampshire and at Morongo Casino, a resort in California, EMCOR companies will design, procure, install, commission and manage on an ongoing basis, state-of-the-art cogeneration plants that will provide these owners with freedom from the electrical "grid" and enhanced control over energy costs. Across our broad array of customers and capabilities, our 70 plus subsidiaries will use a One Company approach to cross-sell our unmatched skills in specialty construction to the owners of the portfolio of more than one billion square feet of property under management.

In 2004, we marked our first full year of concerted, integrated marketing and branding programs designed to increase public awareness of our company, our talents, and our value to customers. We're pleased with our progress in this area, and hope that you have noticed our efforts to generate sales leads and revenue through a proactive approach of presenting our expertise in specialty construction, facilities services, and energy infrastructure.

We also worked hard over the past year to remedy the management issues that exacerbated some of our market weakness in 2003. A notable success in this area was the turnaround of our operation in the United Kingdom, which contributed to 2004 earnings after a major loss in the preceding year. Within our headquarters and our operating companies, we upgraded both management and systems to enhance our operational control, budgeting, and forecasting capabilities. EMCOR today is better managed than ever before and well-positioned to take advantage of new opportunities in our target markets.

I sincerely thank you, our stockholders, our Board of Directors, and the 26,000 employees of EMCOR for helping us to fulfill our great potential. The dedicated efforts of so many talented individuals combined in One Company will enable us to build and service more powerful relationships in the future.

Frank T. MacInnis
Chairman and
Chief Executive Officer

REVENUES IN MILLIONS


04 $4,747.9
03 $4,534.6
02 $3,968.1
01 $3,419.9
00 $3,460.2

STOCKHOLDERS' EQUITY IN MILLIONS


04 $562.4
03 $521.4
02 $489.9
01 $421.9
00 $233.5

DILUTED EPS


04 $2.13
03 $1.33
02 $4.07
01 $3.40
00 $2.95

CONTRACT BACKLOG IN MILLIONS


04 $2,751.8
03 $3,034.9
02 $2,893.2
01 $2,361.8
00 $1,795.5

EXPERIENCE IT. Today's facilities, whose intricate workings are at the center of our daily lives, are more complex than ever before. New demands for higher performance in a competitive global economy have transformed all types of facilities into mission-critical assets, making their performance crucial to productivity and profit.


RPM x1000

TUNED UP. *Today's facilities are like high-performance engines; maximum output requires an expert.*

There are opportunities to improve efficiency, reliability, and functionality at any time in a building's life cycle. EMCOR has experience building, powering, and servicing some of the most sophisticated facilities and systems ever imagined. For many of the business world's most successful companies, we are the company that other companies count on to give them a competitive edge.

One Company

EMCOR's range of services goes straight to the heart of the challenges faced by businesses today

The facilities that companies count on to support their business activities vary widely. In fact, a business may have many different types of buildings in multiple locations at various stages of their life cycles, making the job of managing such a portfolio a distraction from a company's core business.

EMCOR is positioned to be the partner of choice for clients who want to stay focused on their businesses, and place the care of mission-critical assets in the hands of an expert.

For example, for one of the largest banking institutions in the U.S., we service over 2,000 locations, from administrative offices, to branch offices, to stand-alone ATMs. EMCOR experts helped to design and build two data centers that the bank needs to track and process its millions of customer transactions—worth billions of dollars annually.

EMCOR delivers more than a specialty contractor, a facilities management company or an energy consultant could deliver individually. From design/build for both high-tech and basic systems, to forensic engineering and solutions for high-energy-consuming facilities, to EMCOR's Knowledge and Response Centers—essential tools for monitoring facilities, processing work orders and benchmarking facility performance— EMCOR has it covered.

Our clients benefit from our expertise in life safety systems, structural engineering, energy, and many other disciplines.

One Company. EMCOR.

EMCOR serves **9 Markets encompassing over 65 Segments**

Biotech/Healthcare
Assisted Living
Clean Rooms
Clinics
Data Centers
Hospitals
Laboratories
Pharmaceutical
Research & Development

Commercial
Data Centers
Malls/Shopping Centers
Multi-Unit Residential
Multi-Use Facilities
Office Buildings/Real Estate
Parking Garages
Professional Services
Retail

Education
Arenas/Stadiums
Auditoriums
K-12 Schools
Libraries
Universities

Entertainment/Hospitality
Aquariums
Arenas/Stadiums
Casinos
Cinemas/Theaters
Conference/Convention Centers
Food Services
Hotels/Resorts
Museums
TV/Radio/Media

Financial Services
Banking Institutions
Brokerage Houses
Data Centers
Insurance Companies
Trading Firms

Manufacturing/Industrial
Aerospace/Defense
Automotive
Distribution Centers
Warehouses/Logistics
Food Processing
Metals/Minerals
Oil/Gas/Petrochemical
Pipelines
Power Generation/Transmission
Cogeneration
Publishing
Pulp & Paper
Refrigeration
Steel
Water/Wastewater Treatment

Public/Government
Corrections
Emergency Centers
Judicial
Libraries
Military
Municipal
Museums
Religious Facilities
Utilities

Technology
Call Centers
Clean Rooms
Data Centers
Laboratories
Research & Development
Semi-Conductor
Telecommunication

Transportation
Airports
Bridges
Highways
Rail
Traffic Control


Facilities Services
EMCOR
Energy Infrastructure
Specialty Construction

Build it. Power it. Service it.
That's the EMCOR Advantage™

"EMCOR companies set the standard for specialty construction, energy infrastructure and facilities services. As One Company, EMCOR stands alone in terms of breadth of services, vertical-market experience and wide presence in key geographic areas."

Tony Guzzi
President and Chief Operating Officer
EMCOR Group, Inc.

BUILD IT. Buildings begin with bricks and mortar, steel and glass, but the wonder of these structures can't truly be appreciated until the lights are switched on, fresh air is pumped in, and the data starts to flow. Whether it's high-speed computer networks for the office, industrial robots moving in perfect synchronization with a conveyor, or even giant turbines that ventilate subway tunnels, these electrical and mechanical systems are brought to life by EMCOR Construction Services. We design and build the systems, install the equipment—and the miles and miles of wires, cable, pipe, and ductwork coursing just below the surface of every structure—that give businesses the power to build, grow, expand, and compete in the global economy.



FOCUSED. *Businesses are run at the speed of light; so too should their systems and facilities.*

WHEN THE CHIPS ARE DOWN

Crunch time came and EMCOR was Snak King's most trusted brand

When heavy rains caused a roof collapse in Snak King's Los Angeles food processing plant, they turned to Shambaugh & Son, an EMCOR company, to relocate, rebuild and restart the line in less than five days. While getting the customer back online, we redesigned their processing and packaging system in a way that significantly increased productivity and enhanced product quality.

Snak King is one of the largest snack food manufacturers on the West Coast. The company produces a variety of snack foods, including tortilla and corn chips, cheese-coated corn puffs, and other snacks.

Shambaugh was the prime contractor on the project, responsible for coordination and serving as the mechanical/process engineer. After arriving on the scene within 72 hours of the collapse, the team, which included the skills of two other EMCOR companies, began work on the plan that would systematically get the plant back to full production before Snak King's customer relationships were affected.

EMCOR crews first made the building safe for evaluation and the work that would follow. After assessing the damage to the chip-production line and other critical equipment, they worked around the clock to make the plant operational so Snak King could continue production.

The client later awarded EMCOR a contract to rebuild the plant. This included laying out the building and process equipment to enable more efficient production, while accommodating plans for flexible manufacturing of new products.


WE MAKE THE THINGS
THAT MAKE THE THINGS

EMCOR designs, builds and services the high-performance facilities and systems that manufacturers depend on to deliver high-quality products to their customers.

We provide mission-critical knowledge and expertise, from one end of the line to the other, for food processors, pharmaceutical companies, auto makers and other manufacturers:

- ⇨ Design/Build and 3D CAD technology
- ⇨ Production lines, power and free conveyor systems, and electrified monorails
- ⇨ Automation, instrumentation, monitoring, and process controls
- ⇨ Process piping, industrial refrigeration systems, and prefabrication
- ⇨ Graphical User Interface design and programming, field instrument purchasing, and testing and debugging
- ⇨ Warehousing, distribution, and pick and place systems

Build it.
Service it.
EMCOR
Power it.

"Today's buildings have literally been transformed into key drivers of business and productivity, so they must perform flawlessly. EMCOR has the collective knowledge and skill to deliver on that expectation—at any time during a facility's life cycle."

Mike Parry
President and Chief Executive Officer
EMCOR Construction Services

Here today, here tomorrow

The quality and performance of tomorrow's facilities today is more important than ever. This is especially true as business' physical assets are more closely tied to financial performance. Facilities systems are growing in complexity, too, requiring increasing levels of skill to install and maintain them.

To every market in which we work, we bring the world-class knowledge expected from an industry leader. And we've worked in some highly specialized markets: from manufacturing, where anything less than full capacity is lost

"Clients know [illegible] trust EMCOR companies [illegible]stand the impact their facilities [illegible] on profitability, and that EMCOR has the expertise to make sure that impact is positive."

Tony Whal[illegible]
Chief Execu[illegible]
EMCOR Dr[illegible] Group plc

END-TO-END IN THE UNITED KINGDOM

EMCOR UK is composed of EMCOR Facilities Services (EFS), facilities management; EMCOR Drake & Scull, specialty construction; and EMCOR Rail, light and heavy railway design/build services:

⇒ **Defence Aviation Repair Agency (DARA)**
Complete mechanical and electrical installation of the Royal Air Force's facility in St Athan, Wales, combined with a 15 year full facilities services contract

⇒ **Cardiff International Airport**
A three-year contract to provide essential maintenance & management functions. The airport is owned by TBI plc, one of the world's leading airport owners and operators

⇒ **British American Tobacco**
Three year facilities maintenance contract to provide mechanical and electrical services, grounds maintenance and porterage services

⇒ **TSYS**
Provide complete mechanical and electrical installation for 15,000 square foot data center and a 20,000 square foot office building for the world's largest credit card processor

⇒ **Bedford Cauldwell**
Design/build of mechanical ventilation, small power and lighting, low voltage distribution, lightning protection, public announcement system and CCTV security

ABOVE AND BEYOND UNDERGROUND:

Inside 15 miles of underground tunnels, all systems are performance-critical



revenue; biotech facilities, where environments have to be controlled down to the molecular level; financial institutions, where secure, timely and reliable data is essential; and university campuses, frequently the largest users of energy in their state.

And that's just the beginning

Once a facility is fully functional, our end-to-end facilities services capabilities make it possible to serve our clients' interests for the long term—regardless of where the facility is in its life cycle. That capability also sets us apart from our competition. From the early stages of design, through construction, installation, commissioning, tenant fit-out, and ongoing service, EMCOR has the talent and the capacity to complete projects from one end of the critical path to the other—frequently on a fast-track schedule—so businesses can get down to business.

Companies grow, technology evolves, and new trends in architecture and construction shift, but the need for next generation expertise is constant. EMCOR's strength comes from our ability to tap into the knowledge network we've built serving some of the best names in business, in some of the most competitive markets anywhere, and putting that expertise to work creating new environments that have maximum impact on productivity.

EMCOR Rail is the prime contractor for Rail Link Engineering (RLE) on Section 2 of the Channel Tunnel Rail Link (CTRL) to provide design/build for mechanical and electrical systems, tunnel ventilation, public health, communications, fire detection and engineering systems on 38 kilometers (23.6 miles) of the train tunnels.

As part of this project, EMCOR is redeveloping the historic St Pancras station—the original building was built in the late 1800s—with our joint venture partners.

The CTRL will provide a high-speed rail link between St Pancras Station in London and the Channel Tunnel Portal in Kent, connecting England to France beneath the English Channel.

In addition, EMCOR Rail is undertaking the design, procurement, installation and commissioning of engineering services for the two new stations currently being constructed at Stratford and Ebbsfleet. The award of this contract represents an additional milestone in the ongoing successful relationship between EMCOR Rail and RLE.

This broad range of services that EMCOR Rail is providing to CTRL is enabling the client to control costs, keep to tight timetables, and ensure safety in an unusual work environment.

SERVICE IT. It isn't enough to build a state-of-the-art structure. Keeping these facilities tuned for maximum performance requires the same expertise that went into their construction. EMCOR companies share the collective knowledge and experience of working in markets where high tolerances and rigid performance standards are the norm. We have the ability to deploy the right solutions—around the clock—with exacting precision. Whether on site or on call, through the use of remote monitoring technology, wireless dispatch and communication, or web-based work-order management, EMCOR Facilities Services has all the tools required to help facilities owners get the return on investment that is crucial to maintaining a competitive edge.


24
24
24
24

ON CALL. *It doesn't matter what time it is. EMCOR is on call 24 hours a day.*

OPEN AND SHUT CASE

EMCOR restores order to historic court building

Dynalectric-Ohio, an EMCOR company, was selected to renovate and restore vintage systems in the historic Ohio Judicial Center, where low ceilings, structural supports and other historic architectural features, like antique lighting fixtures, presented clear challenges.

The project involved transforming the building, originally constructed as a "generic" state office building, into the new home of Ohio's third branch of government—The Supreme Court of Ohio, where court facilities previously housed at several locations would be consolidated. The primary design challenge was to recapture a faded historic structure, while fulfilling the modern space and functional needs of the court.

An entirely new electrical system was designed and installed to be concealed or to blend with historic spaces and includes a state-of-the-art fiber-optic network, complete electrical distribution system, fire suppression and life safety systems, security and audio/visual equipment on all floors, and modern lighting.

EMCOR also provided design/build services for an independent environmental system that replaced 800 window air conditioners and exchanged secondary steam for heat from the neighboring Ohio Penitentiary. EMCOR's team installed two gas-fired chiller/heaters in the basement mechanical room and integrated cooling towers into the attic and roof to preserve the integrity of the façade and plazas below.

It's a solid case for the comfortable melding of old and new.

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William Rodgers
President and Chief Executive Officer
EMCOR Facilities Services

GOVERNMENT WORK

The U.S. Government Services Administration (GSA) has nearly 2,000 facilities in its portfolio and continues to grow, spending more than $1.25 billion annually on new construction.

EMCOR government construction and facilities maintenance contracts include:

- **The Pentagon, Arlington, Va.**
  Installed fire alarm/life safety system control panels, wiring and peripherals, including air quality monitors and more than 1,200 initiation and 3,300 notification devices
- **U.S. Federal Courthouse, Miami**
  Conducted all electrical work including security, telecommunications, and back-up power for a new 15-story, 400,000-sq.-ft. facility including 16 courtrooms, judges' chambers and office space
- **The Ronald Reagan Building and International Trade Center**
  Perform full facilities operations and maintenance for the government's second-largest federal building, including an environmental control system with a robust 10,000 data points
- **Naval Sea Systems Command Headquarters**
  Installed extensive under floor power and telecommunications distribution systems, plus lighting, lighting control systems and a complete fire alarm system

Service it.
Power it.
EMCOR
Build it.

Failure is not an option

Our growth into facilities services is a natural evolution. EMCOR companies have been at the heart of construction projects for many of the world's most successful companies. Corporations in financial services, food processing, pharmaceuticals, manufacturing, even colleges, universities, and the federal government have benefitted from our ability to design and build the sophisticated electrical and mechanical systems that give life to many structures. But once construction is completed, these facilities need expert care to continue to get optimal performance from the do-or-die systems that drive productivity.

MISSION CRITICAL

In order to meet the increased competitive demands of a global economy, today's facilities are becoming more and more sophisticated.

That's why Fortune 500® companies, and other demanding business customers, need the knowledge and expertise that EMCOR delivers in order to build, power and service these mission critical assets.

→ Security and fire safety systems for airports, other public places, and private businesses must function perfectly in case of an emergency

→ Reliable emergency power is crucial for any business that needs to protect itself from potential downtime when a power outage strikes

→ Financial services firms rely on data centers and high-speed networks to store the financial information that is critical to their businesses. In a global economy that never stops, these facilities simply can't afford to be down

→ Clean rooms and labs for the biotech industry are the key to providing the advanced research and development for tomorrow's cures and medications. Absolutely pure environments are essential for this kind of work

→ Manufacturing plants and systems, often running around the clock, are at risk of losing money and ultimately customers, if they go off-line for any unscheduled reason



Minding our business

With more than one billion square feet of space serviced worldwide, every one of EMCOR's clients—those with single facilities, and those with large portfolios—benefits from the data we collect every day on the performance of all types of facilities. Through our Knowledge and Response Centers, we process tens of thousands of work orders a month using powerful call center and web-based technology and state-of-the-art hand-held wireless devices to expedite response time. What's more, our operation and maintenance records are accessible to our clients, for total visibility into the status of their facilities, and they are used to benchmark facility performance.

Fueling the growth of our Facilities Services business is the trend toward outsourcing non-core capabilities. With EMCOR as their facilities partner, businesses in global markets facing pressure to reduce costs can stay focused on their business and maintaining their competitive edge.

And if servicing a facility by the ones who built it is a sound strategy, consider the valuable insights that servicing such a wide variety of facility types can bring to the preconstruction phase of a project. In fact, that's the heart of EMCOR's one company strategy. Build it. Power it. Service it. That's the EMCOR Advantage.™

HIGH PERFORMANCE: BANK ON IT

EMCOR is helping Fifth Third Bank, a top banking institution, focus on its bottom line

In 2004, Viox Services, an EMCOR company, was selected by Cincinnati-based Fifth Third Bank, one of the largest banks in the country, to provide comprehensive management and maintenance services for all of its facilities across Ohio, Michigan, Indiana, Illinois, Kentucky, Tennessee, West Virginia, and Florida.

Viox is providing facilities management and maintenance for 1,200 banking centers, headquarters buildings, and operations centers—a total of some 9.1 million square feet—and even 1,800 ATMs.

EMCOR's 24/7/365 Knowledge and Response Centers and Viox work order dispatchers in Cincinnati, support Fifth Third managers who can request work through the web, and in real time, request dispatchers to either direct work to the bank's facility managers or mobile maintenance mechanics. Work tasks are tracked in detail, according to rigid standards and specifications, through a computerized maintenance management system. EMCOR facilities management expertise is so extensive that, even across nine states, Fifth Third Bank is cashing in on The EMCOR Advantage.

POWER IT. In a climate of constantly changing energy technology, rising fuel prices and an unpredictable electrical grid, businesses need an energy strategy that gives them more control. When the lights come on, the phones and computers are powered, and people can work better because they are safe and comfortable, the real benefits of energy independence become clear. Because EMCOR Energy & Technologies knows it's not just the *cost* of energy that impacts profits, but the *hidden expense* of unproductive facilities. Whether it's a cogeneration plant, back-up or emergency power, or alternative energy solutions, new heights of productivity are reached when the power comes on—and stays on. And since these strategies often pay for themselves over time, that's a powerful incentive.


ON
ON

ALWAYS ON. *Business is conducted around the clock and an energy strategy must keep pace.*



PUTTING HIGH VOLTAGE INTO HIGHER EDUCATION

EMCOR provides a graduated system for a changing energy climate

EMCOR was selected by the University of New Hampshire to develop a cooling, heat and power plant project on its Durham campus. EMCOR is engineering, procuring, and constructing the cogeneration plant, which will be crucial to the future efficient operations of the institution and will ensure reliability and flexibility to meet changing energy needs, while paying for itself over time.

Further, EMCOR operating company BALCO/J.C. Higgins will provide a staff of building engineers and energy experts to operate and maintain the facility through 2025.

EMCOR will construct a 7.5 Megawatt combustion turbine generator combined with a heat-recovery steam generator for the university. The new cogeneration plant will be operated in parallel with the local electric company grid and an existing steam generating plant.

The energy project also includes a chilled water plant to provide for growing campus chilled water requirements. The new facility has been designed to efficiently produce thermal and electrical energy for the campus, while meeting all applicable state, local and federal emission requirements.

It's an efficient solution of the highest grade.

"Today, clients are looking to install stand-alone power plants because emergency and backup power systems simply don't go far enough to guard against the unpredictability of the electric power grid."

Gene Martin, President
EMCOR Energy and Technologies

ENERGY PERFORMANCE

EMCOR's expertise in technically complex mechanical and electrical installations, facilities services, and energy management uniquely positions us to deliver energy solutions for a range of customers in the U.S., Canada, and the UK.

⇨ Morongo Casino

⇨ Schering-Plough

⇨ Great Lakes Power Limited

⇨ Glaxo SmithKline

Power it.

Service it.

EMCOR

Build it.



Never say down.

Business never sleeps in today's always-on world of global commerce, and all this work needs constant power that's cost-effective, reliable, and predictable. More importantly, the systems that companies count on to fuel growth and guard productivity—computer networks, telecommunication systems, fire and safety equipment, to name a few—must function flawlessly at any given moment. Power interruptions simply cannot occur.

That's why smart and successful businesses, with a keen eye on the bottom line, know that an effective energy strategy is one that is designed to increase energy independence.

ON TOP OF THE WORLD

EMCOR's energy expertise helps get oil out of sand

Crews for Comstock Canada, EMCOR's Canadian operating company, are working in brutally cold conditions, 12 hours north of Great Falls, Montana, to support a major expansion at an oil sands facility at Fort McMurray, Alberta. Syncrude Canada Ltd. operates the largest oil sands crude oil production facility in the world. The largest single source of crude oil in Canada, Syncrude produces 13 percent of the country's annual oil requirement.

The energy project is expected to result in an increase in Syncrude production to approximately 125 million barrels annually. The expansion will build on an existing reserve base, enabling the project to produce at rates of approximately 350,000 barrels per day—for at least 35 years.

EMCOR's scope of work includes upgrading electrical systems and instrumentation in 28 new and existing plants, as well as mechanical systems for a new cooling tower, an extension of the existing cooling tower, and the replacement of pumps in the existing raw-water pump house.

Comstock Canada was chosen for this project based on its expertise in the petrochemical industry, industrial capacity, and quality safety program.

Comstock Canada also provides mechanical and electrical services for other energy-related businesses, such as power generation, high-voltage overhead and underground power transmission, automotive, and public utilities.

" Our team of energy experts, particularly in the areas of oil and gas production, and electricity generation and transmission, help clients find the power they need to keep growing."

Geoffrey Birkbeck
Chief Executive Officer
Comstock Canada



END-TO-END
IN CANADA
Comstock Canada enables the Corporation to tap valuable expertise in industrial, automotive, and power-plant construction.
⇒ National Institute for Nanotechnology
⇒ General Motors of Canada Limited
⇒ Weyerhaeuser Company Limited
⇒ Edmonton Regional Airports Authority
⇒ University of Western Ontario
⇒ Redpath Sugars

Refined talent

EMCOR Energy & Technologies has a complete range of industry expertise to help companies take advantage of the best solutions available—solutions that address the availability as well as the quality of energy resources. Beginning with audits that evaluate energy use, and then designing, engineering and building the right energy solution—including long term management programs—clients can regain control of energy costs.

We have comprehensive experience with industrial energy infrastructure, so our knowledge extends beyond end users, to power generation, transmission, and delivery of the fuel that powers growth and profits.

LIVE IT. We take our social responsibilities seriously. Well beyond meeting financial goals, EMCOR believes that the true measure of our company's success reaches into the communities where we live and work. We continue to strive to be a good neighbor and a responsible corporate citizen, touching the lives of others for the better.



WE TOUCH MILLIONS OF LIVES EVERY DAY

Corporate citizenship comes in many forms. This is a small listing of some of the ways EMCOR and its employees try to make a difference.

- **→ Tsunami-Relief Aid**
  EMCOR and its employees donated thousands of dollars to help rebuilding efforts following the December disaster
- **→ Norwalk (Conn.) Education Foundation**
  EMCOR Group sponsors a Saturday tutorial program for at-risk students in its local schools
- **→ Literacy Volunteers**
  EMCOR is committed to literacy as a fundamental tool for success, and many employees across the company serve as tutors to boost reading levels
- **→ United Way**
  EMCOR's subsidiary CEOs sit on local United Way boards, and companies participate in local campaigns
- **→ Packages From Home for Troops in Iraq**
  EMCOR sponsors a Company wide effort to send packages of various neccessities and goodies to EMCOR employees deployed to Iraq. Companies who have no deployed employees nonetheless pitch in for the troops at large
- **→ World Cares Center's September Space**
  EMCOR supports this permanent community center for uniformed professionals, rescue workers, and volunteers dealing with the aftermath of September 11 and funds research and guidance for better evacuation and security measures


"Each year, it is both my
greatest pleasure and
an honor to present the
Diamond Award
to employees
whose work
in their communities
is inspiring and
humbling."
Frank T. MacInnis
Chief Executive Officer
Inc.

BUILDING FUTURES.
EMCOR supports educational programs to help ensure a bright future in every community.

EMCOR is committed to good corporate citizenship and sponsors programs that make a difference in virtually every community where we have a presence.

Our Touching Lives Program is a flexible corporate citizenship model which, like EMCOR's business model, is built to last. EMCOR people are Touching Lives every day through corporate, local and individual efforts that serve the communities in which we live, work and do business. We target the program for maximum benefit, meeting broad philanthropic goals from our corporate headquarters, local needs through our operating companies, and personal passions through the volunteer efforts of our employees.

Each of EMCOR's 70 U.S., Canadian and United Kingdom-based operating companies has invested time and effort in supporting its local community. Whether through group efforts in raising money for charity, lending technical expertise to building community projects, or supporting an employee in need, EMCOR people inspire those around them with their selfless efforts.

The structure of Touching Lives pulls together many efforts and makes huge differences to many people, building strong and lasting relationships and reflecting the very heart of EMCOR.

Building, empowering and serving communities. It's another part of The EMCOR Advantage.™

DIAMONDS ARE FOREVER

EMCOR presents the Diamond Award annually to employees who transform their communities

When Tim McDonald and his wife, Jennifer, learned their son Zachary had Down's syndrome, they turned devastation to inspiration when they grew and fostered a support and information network for doctors, caregivers and other parents.

Following Zachary's diagnosis, Tim, an employee of Wisconsin-based Kilgust Mechanical, an EMCOR company, walked into the Madison Area Down's Syndrome Society (MADSS) and changed not only his own family's life, but also the lives of countless others across the state.

MADSS provides compassionate support and information to families with a Down's syndrome child to assist them in coping with the child's special needs. Tim soon became the group's president, and on his watch, the 17-family organization has grown to 60 families and 10 health-care professionals and now sponsors an ever-expanding network of fundraisers, educational seminars for both families and doctors, and even regularly scheduled social events.

Under Tim's leadership, MADSS supports speech, physical, and occupational therapies, swimming and singing lessons, and it helps provide leg braces, special shoes and other therapeutic equipment that children with Down's syndrome need. Getting special attention as early in their lives as possible will help these kids reach the goal of growing up to be productive members of their communities.

United States


Facilities
Services
EMCOR
Energy
Infrastructure
Specialty
Construction

CORPORATE HEADQUARTERS

EMCOR Group, Inc.
Norwalk, Connecticut, USA

INTERNATIONAL HEADQUARTERS

Comstock Canada
Burlington, Ontario, Canada

EMCOR Drake & Scull
London, England, UK

CORE BUSINESS HEADQUARTERS

EMCOR Construction Services
McLean, VA

EMCOR Energy & Technologies
Norwalk, CT

Also:
New York, NY
San Francisco, CA

EMCOR Facilities Services
Arlington, VA

FACILITIES KNOWLEDGE AND RESPONSE CENTERS
Arlington, VA
Phoenix, AZ

EAST

EMCOR Services Aircond
Augusta, GA
Charlotte, NC
Columbia, SC
Dalton, GA
Greenville, SC
LaGrange, GA
Lawrenceville, GA
Macon, GA
Smyrna, GA

EMCOR Services BALCO/J.C. Higgins
Stoughton, MA

EMCOR Services Betlem
Rochester, NY

Building Technology Engineers (BTE)
Boston, MA

EMCOR Services Combustioneer
Rockville, MD

EMCOR Services CommAir
South Boston, MA

Consolidated Engineering Services, Inc.
Arlington, VA
New York, NY

Duffy Mechanical
Upper Marlboro, MD

Dynalectric Companies
Dulles, VA
Miramar, FL
Norcross, GA

Engineering & Technical Consulting Services
Arlington, VA
New York, NY
Rockville, MD

F&G Mechanical
Secaucus, NJ

Forest Electric
Edison, NJ
New York, NY

EMCOR Services Gotham Air Conditioning
Long Island City, NY

Heritage Mechanical Services
Deer Park, NY

J.C. Higgins Corp.
Stoughton, MA

Labov Mechanical
Pleasantville, NJ

Meadowlands Fire Protection (MFP)
Secaucus, NJ

EMCOR Services New England Mechanical (NEMSI)
Hartford, CT
New London, CT
Palmer, MA
Pawtucket, RI
Trumbull, CT
Vernon, CT

Penguin Air Conditioning
Brooklyn, NY

Poole & Kent Company of Florida
Miami, FL
Tampa, FL
West Palm Beach, FL

Poole & Kent Company - North
Baltimore, MD

R.S. Harritan & Company
Richmond, VA

EMCOR Services Trimech
Pompton Plains, NJ

Tucker Mechanical
Meriden, CT

UMS Facilities Consulting
Arlington, VA

Welsbach Electric
College Point, NY

Welsbach Electric of Long Island
Plainview, NY

MIDWEST

Advanced Systems Computer Consultants
Fort Wayne, IN

Advanced Systems Group
Fort Wayne, IN

Central Mechanical Construction
Manhattan, KS
Topeka, KS

DeBra-Kuempel
Cincinnati, OH

Dynalectric Companies
Ann Arbor, MI
Columbus, OH
Owensboro, KY
Troy, MI

E.L. Pruitt Company
Springfield, IL

Ed Grace
Lafayette, IN

The Fagan Company
Fort Scott, KS
Independence, MO
Kansas City, KS
Springfield, MO
Wichita, KS

Gibson Electric Technology & Solutions
Oak Brook, IL
Bannockburn, IL

Havel Bros.
Fort Wayne, IN
Indianapolis, IN
Kalamazoo, MI
South Bend, IN

EMCOR Services Hayes Electric
Chicago, IL
Green Bay, WI

EMCOR Hyre Electric Company of Indiana
Highland, IN

Illingworth
Milwaukee, WI

Kilgust Mechanical
Madison, WI

Lowrie Electric
Bartlett, TN

Nogle & Black Mechanical
Urbana, IL

PACE Mechanical Services
Ann Arbor, MI
Westland, MI

Shambaugh & Son
Downers Grove, IL
Fort Wayne, IN
Indianapolis, IN
Lafayette, IN
Maumee, OH
Mishawaka, IN
Southfield, MI

Viox Services
Akron, OH
Cincinnati, OH
Columbus, IN

Walker-J-Walker
Memphis, TN

GREEN LIGHT. *From coast to coast, border to border, in Canada, the UK, and around the world, with EMCOR, all systems are go.*



WEST

Border Electric/Mechanical
El Paso, TX

Contra Costa Electric
Bakersfield, CA
Fresno, CA
Martinez, CA

Design Air
Kent, WA

Dynalectric Companies
Colorado Springs, CO
Lakewood, CO
Las Vegas, NV
Los Alamitos, CA
Portland, OR
San Diego, CA
San Francisco, CA

Gowan
Houston, TX

Gowco
Houston, TX

Hansen Mechanical Contractors
Las Vegas, NV

Hillcrest Air Conditioning
Bakersfield, CA

KDC Systems
Los Alamitos, CA

Marelich Mechanical
Anaheim, CA
Hayward, CA
Sacramento, CA

EMCOR Services Mesa Energy Systems
Hayward, CA
Irvine, CA

System Commissioning
Houston, TX

Trautman & Shreve
Denver, CO

University Marelich Mechanical
Anaheim, CA

University Mechanical & Engineering Contractors
(UMEC)
El Cajon, CA

University Mechanical & Engineering Contractors
(UMEC)
Tempe, AZ

Wasatch Electric
Salt Lake City, UT

CANADA

Comstock Canada
Burlington, ON
Come by Chance, NF
Edmonton, AB
Etobicoke, ON
London, ON
Saint John, NB
Val Caron, ON
Winnipeg, MB

UNITED KINGDOM

EMCOR Drake & Scull
Birmingham
Bristol
Bury St. Edmunds
Carshalton
Eastleigh
Hatfield
Kew Bridge
London
Manchester
Sunderland

Board of Directors

Frank T. MacInnis
Chairman of the Board and
Chief Executive Officer of
EMCOR Group, Inc.

Stephen W. Bershad
Chairman of the Board and
Chief Executive Officer of
Axsys Technologies, Inc.,
a manufacturer of electronic
components and controls

David A. B. Brown
President of The Windsor Group,
a management consulting firm

Larry J. Bump
Private investor and former Chairman
of the Board of Wilbros Group, Inc.,
an international engineering and
construction company

Albert Fried, Jr.
Managing member of Albert Fried
& Company, LLC, a broker/dealer and
member of the New York
Stock Exchange

Richard F. Hamm, Jr.
Senior Vice President, General Counsel
and Secretary of Dendreon Corp., a
biotech company developing targeted
therapies for the treatment of cancer

Michael T. Yonker
Former President and Chief Executive
Officer of Portec, Inc., a diversified
industrial products company

Corporate Officers

Frank T. MacInnis
Chairman of the Board and
Chief Executive Officer

Anthony J. Guzzi
President and
Chief Operating Officer

Sheldon I. Cammaker, Esq.
Executive Vice President,
General Counsel and Secretary

Leicle E. Chesser
Executive Vice President and
Chief Financial Officer

R. Kevin Matz
Senior Vice President
Shared Services

Mark A. Pompa
Senior Vice President,
Chief Accounting Officer
and Treasurer

Sidney R. Bernstein, Esq.
Vice President
Taxation

Mava K. Heffler
Vice President
Marketing and Communications

Christine Names
Vice President
Human Resources

Joseph A. Puglisi
Vice President and
Chief Information Officer

Rex C. Thrasher
Vice President
Risk Management

Other Information

Corporate Headquarters
EMCOR Group, Inc.
301 Merritt Seven
Norwalk, Connecticut 06851
203.849.7800
www.emcorgroup.com

Common Stock Transfer Agent and Registrar
Bank of New York
101 Barclay Street
New York, New York 10286
800.524.4458

Independent Auditors
Ernst & Young LLP
1111 Summer Street
Stamford, Connecticut 06905

New York Stock Exchange Information
The Common Stock of EMCOR Group, Inc., is traded on the New York Stock Exchange under the symbol "EME"

Additional copies of the Company's Annual Report on Form 10-K as filed with the U.S. Securities and Exchange Commission are available without charge upon written request to: Investor Relations, EMCOR Group, Inc., 301 Merritt Seven, Norwalk, Connecticut 06851

Certifications by the Chief Executive Officer and Chief Financial Officer of the Company required pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 have been filed as exhibits to the Company's Form 10-K for the 2004 fiscal year. The Company's Chief Executive Officer has also submitted to the New York Stock Exchange ("NYSE") a certificate certifying that he is not aware of any violations by the Company of the NYSE corporate governance listing standards.

EME
LISTED
NYSE

The text pages of this report are printed on Mohawk Options, made with 30% post-consumer waste, manufactured using non-polluting wind energy, and certified by Green Seal.

EMCOR **FORM 10-K**



One Company. Building and Servicing Powerful Relationships.


Facilities Services
EMCOR
Energy Infrastructure
Specialty Construction


EMCOR
knowledge in action

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

FOR ANNUAL AND TRANSITION REPORTS PURSUANT TO SECTIONS 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Transition Period from ______ to ______

Commission file Number 0-2315


RECEIVED
APR 2 8 2005
185

EMCOR GROUP, INC.
Exact Name of Registrant as Specified in Its Charter)

Delaware (State or Other Jurisdiction of Incorporation or Organization)	**11-2125338** (I.R.S. Employer Identification No.)
301 Merritt Seven Corporate Park Norwalk, Connecticut (Address of Principal Executive Offices)	**06851-1060** (Zip Code)

Registrant's telephone number, including area code: (203) 849-7800

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Stock	**New York Stock Exchange**

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15 (d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filings pursuant to Item 405 Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any as an amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is an accelerated filer (as defined in Exchange Act Rule 12b-2). Yes ☒ No ☐

The aggregate market value of the registrant's voting common equity held by non-affiliates of the registrant on June 30, 2004, the last business day of the registrant's most recently completed second fiscal quarter, was approximately $670,000,000 based on that day's closing price.

Number of shares of the registrant's common stock outstanding as of the close of business on March 4, 2005: 15,294,118 shares.

DOCUMENTS INCORPORATED BY REFERENCE

Part III. Portions of the definitive proxy statement for the 2005 Annual Meeting of Stockholders, which document will be filed with the Securities and Exchange Commission pursuant to Regulation 14A not later than 120 days after the end of the fiscal year to which this Form 10-K relates, are incorporated by reference into Items 10 through 14 of Part III.

TABLE OF CONTENTS

[This Page Intentionally Left Blank]

PART I

ITEM 1. BUSINESS

The Internet website address of EMCOR Group, Inc. ("EMCOR" or the "Company") is http://www.emcorgroup.com. The Company's annual report on Form 10-K, quarterly reports on Forms 10-Q and current reports on Forms 8-K (and any amendments to those reports) are available free of charge on or through its Internet website as soon as reasonably practicable after such material is electronically filed with or furnished to the Securities and Exchange Commission.

General

EMCOR is one of the largest mechanical and electrical construction and facilities services firms in the United States, Canada, the United Kingdom and in the world. In 2004, EMCOR had revenues of approximately $4.75 billion. The Company provides services to a broad range of commercial, industrial, utility, and institutional customers through approximately 70 principal operating subsidiaries and joint venture entities. EMCOR has offices in 42 states and the District of Columbia in the United States, eight provinces in Canada and 12 primary locations in the United Kingdom. In the United Arab Emirates, the Company carries on business through two joint ventures. Its executive offices are located at 301 Merritt Seven Corporate Park, Norwalk, Connecticut 06851-1060, and its telephone number at those offices is (203) 849-7800.

EMCOR specializes in providing construction services relating to mechanical and electrical systems in facilities of all types and in providing comprehensive services for the operation, maintenance and management of substantially all aspects of such facilities, commonly referred to as "facilities services."

EMCOR designs, integrates, installs, starts up, operates and maintains various mechanical and electrical systems, including:

- Heating, ventilation, air conditioning, refrigeration and clean-room process ventilation systems; and
- Plumbing, process and high-purity piping systems.
- Systems for generation and distribution of electrical power;
- Lighting systems;
- Low-voltage systems, such as fire alarm, security, communications and process control systems;
- Voice and data communications systems;

EMCOR's facilities services businesses, which support the operation of a customer's facilities, include:

- Site-based operations and maintenance;
- Mobile maintenance and services;
- Facilities management;
- Remote monitoring;
- Installation and support for building systems;
- Technical consulting and diagnostic services;
- Small modification and retrofit projects; and
- Program development and management for energy systems.

These facilities services are provided to a wide range of commercial, industrial, utility and institutional facilities, including those at which EMCOR provided construction services and others at which services were provided by others. EMCOR's varied facilities services are frequently combined to provide integrated service packages which include operations and maintenance, mobile services and facility improvement programs.

EMCOR provides construction services and facilities services directly to corporations, municipalities and other governmental entities, owners/developers and tenants of buildings. It also provides these services indirectly by acting as a subcontractor to general contractors, systems suppliers and other subcontractors. Worldwide, EMCOR has approximately 26,000 employees.

EMCOR's revenues are derived from many different customers in numerous industries which have operations in several different geographical areas. Of EMCOR's 2004 revenues, approximately 80% were generated in the United States and approximately 20% were generated internationally. In 2004, approximately 49% of revenues were derived from new construction projects, 21% were derived from renovation and retrofit of customer's existing facilities and 30% were derived from facilities services operations.

The broad scope of EMCOR's operations are more particularly described below. For information regarding the revenues, operating income and total assets of each of EMCOR's segments with respect to each of the last three fiscal years, and EMCOR's revenues and assets attributable to the United States, Canada, the United Kingdom and all other foreign countries, see Note M to EMCOR's financial statements included herein.

Operations

The mechanical and electrical construction services industry has a higher growth rate than the overall non-residential construction industry, due principally to the ever increasing content and complexity of mechanical and electrical systems in all types of projects. This increasing content and complexity is, in part, a result of the expanded use of computers and more technologically advanced voice and data communications, lighting and environmental control systems in all types of facilities. For these reasons, buildings of all types consume more electricity per square foot than in the past and thus need more extensive electrical distribution systems. In addition, advanced voice and data communication systems require more sophisticated power supplies and extensive low voltage and fiber-optic communications cabling. Moreover, the need for greater environmental controls within a building, such as the heightened need for climate control to maintain extensive computer systems at optimal temperatures, and the growing demand for environmental control in individual spaces have created expanded opportunities for the mechanical and electrical construction services and facilities services businesses.

Mechanical and electrical construction services primarily involve the design, integration, installation and start-up of: (a) heating, ventilation, air conditioning, refrigeration and clean-room process ventilation systems; (b) plumbing, process and high-purity piping systems; (c) systems for the generation and distribution of electrical power, including power cables, conduits, distribution panels, transformers, generators, uninterruptible power supply systems and related switch gear and controls; (d) lighting systems, including fixtures and controls; (e) low-voltage systems, including fire alarm, security and process control systems; and (f) voice and data communications systems, including fiber-optic and low-voltage copper cabling.

Mechanical and electrical construction services generally fall into one of two categories: (a) large installation projects with contracts often in the multi-million dollar range that involve construction of industrial and commercial buildings and institutional and public works facilities or the fit-out of large blocks of space within commercial buildings and (b) smaller installation projects typically involving fit-out, renovation and retrofit work.

EMCOR's United States mechanical and electrical construction services operations accounted for about 60% of its 2004 revenues, of which revenues approximately 72% were related to new construction and approximately 28% were related to renovation and retrofit projects. EMCOR's United Kingdom and Canada mechanical and electrical construction services operations accounted for approximately 10% of its 2004 revenues, of which revenues approximately 56% were related to new construction and approximately 44% were related to renovation and retrofit projects. EMCOR provides mechanical and electrical construction services for both large and small installation and renovation projects. Its largest projects include those (a) for institutional use (such as water and wastewater treatment facilities, hospitals, correctional facilities, schools and research laboratories); (b) for industrial use (such as pharmaceutical plants, steel, pulp and paper mills, chemical, automotive and semiconductor manufacturing facilities and oil refineries); (c) for transportation projects (such as highways, airports and transit systems); (d) for commercial use (such as office buildings, data centers, hotels, casinos, convention centers, sports stadiums, shopping malls and resorts); and (e) for power generation and energy management projects. EMCOR's largest projects, which typically range in size from $10.0 million up to and occasionally exceeding $50.0 million and are usually multi-year projects, represented about 33% of EMCOR's construction services revenues in 2004.

EMCOR's projects of less than $10.0 million accounted for approximately 67% of 2004 mechanical and electrical construction services revenues. These projects are typically completed in less than one year. They usually involve mechanical and electrical construction services when an end-user or owner undertakes construction or modification of a facility to accommodate a specific use. These projects frequently require mechanical and electrical systems to meet special needs such as critical systems power supply, special environmental controls and high-purity air systems, sophisticated mechanical and electrical systems for data centers, including those associated with internet service providers and electronic commerce, trading floors in financial services businesses, new production lines in manufacturing plants and office arrangements in existing office buildings. They are not usually dependent upon the new construction market. Demand for these projects and types of services is often prompted by the expiration of leases, changes in technology or changes in the customer's plant or office layout in the normal course of a customer's business.

EMCOR performs its services pursuant to contracts with owners, such as corporations, municipalities and other governmental entities, general contractors, systems suppliers, construction managers, developers, other subcontractors and tenants of commercial properties. Institutional and public works projects are frequently long-term complex projects that require significant technical and management skills and the financial strength to obtain bid and performance bonds, which are often a condition to bidding for and winning these projects.

EMCOR also installs and maintains lighting for streets, highways, bridges and tunnels, traffic signals, computerized traffic control systems, and signal and communication systems for mass transit systems in several metropolitan areas. In addition, in the United States, EMCOR manufactures and installs sheet metal air handling systems for both its own mechanical construction operations and for unrelated mechanical contractors. EMCOR also maintains welding and pipe fabrication shops in support of some of its own mechanical operations.

Facilities services are provided to a wide range of commercial, industrial and institutional facilities, including both those for which EMCOR provided construction services and those for which construction services were provided by others. Facilities services are frequently bundled to provide integrated service packages and are provided on a mobile basis or by customer site-based EMCOR employees.

These facilities services, which generated approximately 30% of 2004 revenues, are provided to owners, operators, tenants and managers of all types of facilities both on a contract basis for a specified period of time and on an individual task-order basis.

In 1997, EMCOR established a subsidiary to expand its facilities services operations in North America. This division has built on EMCOR's traditional mechanical and electrical construction services operations, facilities services activities at its mechanical and electrical contracting subsidiaries, and EMCOR's client relationships, as well as acquisitions, to expand the scope of services currently offered and to develop packages of services for customers on a regional, national and global basis.

As a consequence, EMCOR's United States facilities services division offers a broad range of facilities services, including maintenance and service of mechanical and electrical systems, which EMCOR has historically provided to customers following completion of construction projects, and site-based operations and maintenance, mobile maintenance and service, facilities management, remote monitoring, installation and support for building systems, technical consulting and diagnostic services, small modification and retrofit projects, and program development and management for energy systems.

EMCOR has experienced an expansion in the demand for its facilities services which it believes is driven by customers' decisions to focus on their own core competencies, the increasing technical complexity of their facilities and their mechanical, electrical, voice and data and other systems, and the need for increased reliability, especially in mechanical and electrical systems. These trends have led to outsourcing and privatization programs whereby customers in both the private and public sectors seek to contract out those activities that support, but are not directly associated with, the customer's core business. EMCOR clients requiring facilities services include utilities and major corporations engaged in information technology, telecommunications, pharmaceuticals, financial services, publishing and manufacturing.

Illustrative of the outsourcing of companies' facilities services are multi-year agreements with (a) Bank One under which EMCOR provides facilities services for approximately 2,200 Bank One locations encompassing 32.0 million square feet of space in 30 states; (b) LAM Research under which EMCOR provides such services to approximately 1.0 million square feet of production and research and development facilities and office space; (c) Fifth Third Bank under which EMCOR provides facilities services to over 1,200 Fifth Third locations with over 9.5 million square feet in seven states; (d) Exelon Corp. under which EMCOR provides comprehensive facilities services to substations, power generation facilities and offices encompassing over 5.7 million square feet of space in four states; (e) Mattson Technology, Inc. under which EMCOR provides integrated services to approximately 800,000 square feet of production and research and development facilities and office space; (f) Fidelity Investments under which EMCOR provides integrated services to approximately 2.5 million square feet of office and data center space; and (g) Hewlett-Packard Company under which EMCOR provides integrated services to approximately 20.0 million square feet of production, distribution and office space in seven states. Through a limited liability Company owned by EMCOR and CB Richard Ellis Inc., a nationwide real estate management company, operations and maintenance services are provided to over 3,000 commercial facilities comprising approximately 135.0 million square feet of space.

In December 2002, EMCOR acquired Consolidated Engineering Services, Inc. ("CES"), a facilities services business. In Washington D.C., CES is the second largest facilities services provider to the federal government behind the General Services Administration and currently provides services to such preeminent buildings as the Ronald Reagan Building, the second largest federal government facility after the Pentagon. It currently provides its services in 28 states throughout the Northeast, Midwest, Mid-Atlantic and Southeast. As part of its operations, CES is responsible for (a) the oversight of all or most of a business' facilities operations, including operation and maintenance; (b) the oversight of logistical processes; (c) tenant services and management; (d) servicing upgrade and retrofit of HVAC, electrical, plumbing, and industrial piping and sheet metal systems in existing facilities; and (e) diagnostic and solution engineering for building systems and their components. In November 2003, EMCOR acquired the Facility Management Services division of Siemens Building Technologies, Inc., including contracts to provide facilities services to several operating units of Siemens Corporation encompassing 5.0 million square feet of corporate, manufacturing and research space.

EMCOR's United Kingdom subsidiary also has a division dedicated to facilities services. This division currently provides a full range of facilities services to public and private sector customers under multi-year agreements, including the maintenance of British Airways' facilities at Heathrow and Gatwick Airports, GlaxoSmithKline Research Laboratories, and the Tubelines, a maintenance operating company of the London Underground. In the United Kingdom, EMCOR also provides facilities services at several manufacturing facilities, including BAE Systems manufacturing plants. In addition, the United Kingdom operations provide on-call and mobile service support on a task-order or contract basis, small renovation and alteration project work, and installation and maintenance services for data communications and security systems.

EMCOR's Energy & Technologies business designs and constructs customers' energy-related projects and for certain of these projects also provides plant staffing. This business' recent projects include the design and construction of a $15.6 million 14 megawatt control utility plant and a combined heat and power facility to supply all HVAC and hot water and electrical requirements for the Morongo Native American Hotel/Casino complex in Cabazon, California and the design and construction of a $27.0 million cogeneration facility and chiller plant to provide cooling, heat and power at the University of New Hampshire main campus in Durham, New Hampshire. EMCOR will also provide plant staffing to these projects under long-term contracts. Over the past five years, EMCOR has completed more than 80 energy-related projects ranging from basic life safety standby systems to complete utility grade power plants and cogeneration/central utility plants supplying thermal and power requirements completely separated from utilities' electrical grids. This business is reported within the United States facilities services segment.

EMCOR believes mechanical and electrical construction services and facilities services activities are complementary, permitting it to offer customers a comprehensive package of services. The ability to offer both construction and facilities services enhances EMCOR's competitive position with customers. Furthermore, EMCOR's facilities services operations tend to be less cyclical than its construction operations because facilities services are more responsive to the needs of an industry's operational requirements rather than its construction requirements.

Competition

EMCOR believes that the mechanical and electrical construction services business is highly fragmented and competitive consisting of thousands of small companies across the United States and around the world. EMCOR competes with national, regional and local companies, many of which are small, owner-operated entities that operate in a limited geographic area. However, there are a few public companies focused on providing mechanical and electrical construction services, such as Integrated Electrical Services, Inc. and Comfort Systems USA, Inc. A majority of EMCOR's revenues are derived from projects requiring competitive bids; however, an invitation to bid is often conditioned upon prior experience, technical capability and financial strength. Because EMCOR has total assets, annual revenues, net worth, access to bank credit and surety bonding, and expertise significantly greater than most of its competitors, EMCOR believes it has a significant competitive advantage over its competitors. Competitive factors in the mechanical and electrical construction services business include: (a) the availability of qualified and/or licensed personnel; (b) reputation for integrity and quality; (c) safety record; (d) cost structure; (e) relationships with customers; (f) geographic diversity; (g) the ability to control project costs; (h) experience in specialized markets; (i) the ability to obtain surety bonding; (j) adequate working capital; and (k) access to bank credit.

While the facilities services business is also highly fragmented, a number of large corporations such as Johnson Controls, Inc., Fluor Corp., Unicco Service Company, Trammel Crow and Jones Lang LaSalle are engaged in this field.

Employees

EMCOR presently employs approximately 26,000 people, approximately 71% of whom are represented by various unions pursuant to more than 460 collective bargaining agreements between EMCOR's individual subsidiaries and local unions. EMCOR believes that its employee relations are generally good. None of these collective bargaining agreements are national or regional in scope.

Backlog

EMCOR had contract backlog as of December 31, 2004 of approximately $2.8 billion, compared with backlog of approximately $3.0 billion as of December 31, 2003. Backlog is not a term recognized under accounting principles generally accepted in the United States; however, it is a common measurement used in EMCOR's industry. Backlog includes unrecognized revenues to be realized from uncompleted construction contracts plus unrecognized revenues expected to be realized over the remaining term of the facilities services contracts, except if the remaining term of a facilities services contract exceeds 12 months, the unrecognized revenues attributable to such contract included in backlog are limited to only 12 months of revenues. Backlog increased by $0.1 billion as of December 31, 2003 compared to December 31, 2002. For the year ended December 31, 2004, EMCOR had approximately $4.75 billion in revenues compared to approximately $4.53 billion in revenues for the year ended December 31, 2003.

ITEM 2. PROPERTIES

The operations of EMCOR are conducted primarily in leased properties. The following table lists major facilities, both leased and owned, and identifies the business segment that is the principal user of each such facility.

	Approximate Square Feet	Lease Expiration Date, Unless Owned
Corporate Headquarters		
301 Merritt Seven Corporate Park Norwalk, Connecticut	32,500	10/31/09
Operating Facilities		
4050 Cotton Center Boulevard Phoenix, Arizona (a)	30,603	3/31/08
1200 North Sickles Drive Tempe, Arizona (b)	29,000	Owned
1000 N. Kraemer Place Anaheim, California (b)	24,384	8/14/12
4540 Easton Drive Bakersfield, California (c)	11,368	3/31/09
3208 Landco Drive Bakersfield, California (c)	49,875	6/30/07
555 Anton Boulevard Costa Mesa, California (a)	17,058	5/31/08
1168 Fesler Street El Cajun, California (b)	48,360	8/31/10
24041 Amador Street Hayward, California (b)	40,000	10/31/11
25601 Clawiter Road Hayward, California (b)	34,800	6/30/14
5 Vanderbilt Irvine, California (a)	18,000	7/31/08
4462 Corporate Center Drive Los Alamitos, California (c)	57,863	7/31/06
825 Howe Road Martinez, California (c)	109,800	12/31/07
8670 Younger Creek Drive Sacramento, California (a)	54,135	1/13/12
9505 and 9525 Chesapeake Drive San Diego, California (c)	25,124	12/31/06
414 Brannan Street San Francisco, California (c)	18,964	3/31/05
4405 and 4420 Race Street Denver, Colorado (b)	17,704	9/30/11
345 Sheridan Boulevard Lakewood, Colorado (c)	63,000	Owned
367 and 377 Research Parkway Meriden, Connecticut (b)	23,500	7/31/11
1781 N.W. North River Drive Miami, Florida (b)	11,285	Owned
2501 S.W. 160th Street Miramar, Florida (c)	15,877	7/31/08
3145 Northwoods Parkway Norcross, Georgia (c)	25,808	1/31/06

	Approximate Square Feet	Lease Expiration Date, Unless Owned
400 Lake Ridge Drive Smyrna, Georgia (a)	30,000	9/30/12
2160 North Asland Avenue Chicago, Illinois (b)	67,000	6/30/05
2100 South York Road Oak Brook, Illinois (c)	87,700	5/31/08
3090 Colt Road Springfield, Illinois (b)	40,000	6/09/05
1406 Cardinal Court Urbana, Illinois (b)	33,750	10/01/07
7614 and 7720 Opportunity Drive Fort Wayne, Indiana (b)	136,695	10/31/08
2655 Garfield Road Highland, Indiana (c)	45,816	6/30/06
5124-5128 W. 79th Street Indianapolis, Indiana (b)	12,600	9/30/06
2600 N. Ninth Street Road Lafayette, Indiana (b)	13,798	10/31/08
3100 Brinkerhoff Road Kansas City, Kansas (b)	42,836	11/30/05
3125 Brinkerhoff Road Kansas City, Kansas (b)	22,676	Owned
631 Pecan Circle Manhattan, Kansas (b)	22,750	8/31/08
2118 W. Harry Wichita, Kansas (b)	25,600	8/31/07
300 Walnut Street Owensboro, Kentucky (c)	20,600	1/07/09
4530 Hollins Ferry Road Baltimore, Maryland (b)	26,792	Owned
643 Lofstrand Lane Rockville, Maryland (a)	15,000	2/28/10
306 Northern Avenue Boston, Massachusetts (a)	15,275	6/30/05
200 Old Colony Way Boston, Massachusetts (b)	11,500	3/31/08
70-70D Hawes Way Stoughton, Massachusetts (b)	24,400	12/31/05
80 Hawes Way Stoughton, Massachusetts (a) (b)	36,000	6/10/13
1743 Maplelawn Troy, Michigan (c)	22,000	4/30/06
6060 Hix Road Westland, Michigan (b)	23,000	Month to Month
6325 South Valley Boulevard Las Vegas, Nevada (b)	23,190	12/31/08
3555 W. Oquendo Road Las Vegas, Nevada (c)	90,000	11/30/08

	Approximate Square Feet	Lease Expiration Date, Unless Owned
6754 W. Washington Avenue Pleasantville, New Jersey (b)	25,000	1/14/06
348 New Country Road Secaucus, New Jersey (b)	37,905	12/31/07
26 West Street Brooklyn, New York (b)	15,000	Owned
301 and 305 Suburban Avenue Deer Park, New York (b)	33,535	3/31/05
24-37 46th Street Long Island City, New York (a)	10,000	1/31/07
111-01 and 109-15 14th Avenue College Point, New York (c)	82,000	2/28/11
516 West 34th Street New York, New York (c)	25,000	6/30/12
253 West 35th Street New York, New York (c)	7,000	8/31/09
Two Penn Plaza New York, New York (c)	55,891	1/31/16
704 Clinton Avenue South Rochester, New York (a)	25,000	7/31/06
8740 Reading Road and 10-15 West Vorhees Street Cincinnati, Ohio (a)	25,600	9/27/06
3976 Southern Avenue Cincinnati, Ohio (a)	44,815	12/31/08
2300-2310 International Street Columbus, Ohio (c)	25,500	10/31/07
2904 S.W. 1st Avenue Portland, Oregon (c)	12,500	3/31/05
700 Gracern Road Columbia, South Carolina (a)	11,850	2/28/07
7520 Bartlett Corp. Avenue, East Bartlett, Tennessee (c)	9,000	12/31/05
4067 New Getwell Road Memphis, Tennessee (b)	36,000	8/28/07
6936 Commerce Avenue El Paso, Texas (c)	18,028	1/31/07
5550 Airline Drive Houston, Texas (b)	78,483	12/31/09
515 Norwood Road Houston, Texas (b)	25,780	12/31/09
1574 South West Temple Salt Lake City, Utah (c)	120,904	12/31/06
320 23rd Street Arlington, Virginia (a)	43,028	3/05/10
109-D Executive Drive Dulles, Virginia (c)	19,000	8/31/09
22930 Shaw Road Dulles, Virginia (c)	32,616	2/28/15

	Approximate Square Feet	Lease Expiration Date, Unless Owned
3280 Formex Road Richmond, Virginia (b)	30,640	7/31/08
8657 South 190th Street Kent, Washington (b)	46,125	6/30/08
6950 Gisholt Drive Madison, Wisconsin (b)	32,000	5/30/09
1 Thameside Centre Kew Bridge Road Kew Bridge, Middlesex, United Kingdom (d)	14,000	12/22/12
86 Talbot Road Old Trafford, Manchester, United Kingdom (d)	24,300	12/24/06
2116 Logan Avenue Winnipeg, Manitoba, Canada (e)	19,800	Owned
3455 Landmark Boulevard Burlington, Ontario, Canada (e)	16,100	Owned

EMCOR believes that all of its property, plant and equipment are well maintained, in good operating condition and suitable for the purposes for which they are used.

See Note K — Commitments and Contingencies of the notes to consolidated financial statements for additional information regarding lease costs. EMCOR utilizes substantially all of its leased or owned facilities and believes there will be no difficulty either in negotiating the renewal of its real property leases as they expire or in finding alternative space, if necessary.

(a) Principally used by a company engaged in the "United States facilities services" segment.
(b) Principally used by a company engaged in the "United States mechanical construction and facilities services" segment.
(c) Principally used by a company engaged in the "United States electrical construction and facilities services" segment.
(d) Principally used by a company engaged in the "United Kingdom construction and facilities services" segment.
(e) Principally used by a company engaged in the "Canada construction and facilities services" segment.

ITEM 3. LEGAL PROCEEDINGS

In February 1995, as part of an investigation by the New York County District Attorney's office into the business affairs of a general contractor that did business with EMCOR's subsidiary, Forest Electric Corp. ("Forest"), a search warrant was executed at Forest's executive offices. On July 12, 2000, Forest was served with a Subpoena Duces Tecum to produce certain documents as part of a broader investigation by the New York County District Attorney's office into illegal business practices in the New York City construction industry. Forest has been informed by the New York County District Attorney's office that it and certain of its officers are targets of the investigation. Forest has produced documents in response to the subpoena and intends to cooperate fully with the District Attorney's office investigation as it proceeds.

EMCOR and three of its officers (Chairman of the Board and Chief Executive Officer Frank T. MacInnis, Executive Vice President and Chief Financial Officer Leicle E. Chesser, and Senior Vice President–Chief Accounting Officer and Treasurer Mark A. Pompa) have been named as defendants in a purported consolidated class action filed in the United States District Court of Connecticut entitled *In re EMCOR Group, Inc Securities Litigation.* Plaintiff purports to represent a class composed of all persons who purchased or otherwise acquired EMCOR common stock and/or other securities between April 9, 2003 and October 2, 2003, inclusive. The complaint alleges violations of Section 10(b) of the Securities Exchange Act and Rule 10b-5 thereunder and of Section 20(A) of the Securities Exchange Act, relating to alleged misstatements and omissions in certain of the Company's filings with the Securities and Exchange Commission, press releases and other public statements between April 9 and October 2, 2003, and seeks damages on behalf of the purported class in unspecified amounts. A motion to dismiss the Complaint filed by EMCOR and the individual defendants is currently under submission. As set forth in the motion, EMCOR and the individual defendants believe that the plaintiff's allegations are without merit and are vigorously defending against them.

In July 2003, EMCOR's subsidiary, Poole & Kent Corporation ("Poole & Kent"), was served with a Subpoena Duces Tecum by a grand jury empaneled by the United States District Court for the District of Maryland which is investigating, among other things, Poole & Kent's use of minority and woman-owned business enterprises. Poole & Kent has produced documents in response to the subpoena and to subsequent subpoenas directed to it requesting certain business records. On April 26, 2004, Poole & Kent was advised that it is a target of the grand jury investigation. Poole & Kent is cooperating with the investigation.

On March 14, 2003, John Mowlem Construction plc ("Mowlem") presented a claim in arbitration against EMCOR's United Kingdom subsidiary, EMCOR Drake & Scull Group plc ("D&S"), in connection with a subcontract D&S entered into with Mowlem with respect to a project for the United Kingdom Ministry of Defence at Abbey Wood in Bristol, U.K. Mowlem seeks damages arising out of alleged defects in the D&S design and construction of the mechanical and electrical engineering services for the project. Mowlem's claim is for 39.5 million British pounds sterling (approximately $75.8 million), which includes costs allegedly incurred by Mowlem in connection with rectification of the alleged defects, overhead, legal fees, delay and disruption costs related to such defects, and interest on such amounts. The claim also includes amounts in respect of liabilities that Mowlem accepted in connection with a settlement agreement it entered into with the Ministry of Defence and which it claims are attributable to D&S. D&S believes it has good and meritorious defenses to the Mowlem claim. D&S has denied liability and has asserted a counterclaim for approximately 11.6 million British pounds sterling (approximately $22.3 million) for certain design, labor and delay and disruption costs incurred by D&S in connection with its subcontract with Mowlem.

EMCOR is involved in other proceedings in which damages and claims have been asserted against it. EMCOR believes it has a number of valid defenses to such proceedings and claims and intends to vigorously defend itself and does not believe that a significant liability will result.

Inasmuch as the various lawsuits and arbitrations in which EMCOR or its subsidiaries are involved range from a few thousand dollars to over $75.0 million, the outcome of which cannot be predicted, adverse results could have a material adverse effect on EMCOR's financial position and/or results of operations. These proceedings include the following: (a) a civil action brought against EMCOR's subsidiary Forest Electric Corp. ("Forest") and seven other defendants in the United States District Court for the Southern District of New York under the Sherman Act and New York common law by competitors whose employees are not members of International Brotherhood of Electrical Workers, Local #3 (the "IBEW"). The action alleges, among other things, that Forest, six other electrical contractors and the IBEW conspired to prevent competition and to monopolize the market for communications wiring services in the New York City area thereby excluding plaintiffs from wiring jobs in that market. Plaintiffs allege they have lost profits as a result of this concerted activity and seek damages in the amount of $50 million after trebling plus attorney's fees. However, plaintiffs' damages expert has stated in his pre-trial deposition that he estimates plaintiffs' damages at $8.7 million before trebling. Forest has denied the allegations of wrongdoing set forth in the complaint and pre-trail discovery has been completed. No trial date has been set by the Court. Forest believes that the suit is without merit. (b) A civil action brought by a joint venture (the "JV") between EMCOR's subsidiary Poole & Kent Corporation ("Poole & Kent") and an unrelated company in the Fairfax, Virginia Circuit Court in which the JV seeks damages from the Upper Occoquan Sewage Authority ("UOSA") resulting from material breaches of a construction contract (the "Contract") entered into between the JV and UOSA for construction of a wastewater treatment facility. Poole & Kent incurred unrecovered costs in completing this project, which are included in the balance sheet account "costs and estimated earnings in excess of billings on uncompleted contracts" in EMCOR's consolidated balance sheets as of December 31, 2004 and 2003. A jury has returned a verdict finding that UOSA committed material breaches of the Contract and a jury trial to establish the JV's damages is currently in process. The JV claims total damages, based upon alternative measures of damages, in excess of $75.0 million (exclusive of interest), and in a jury trial to be subsequently held the JV intends to claim damages in excess of $18.0 million (exclusive of interest). In accordance with the joint venture agreement establishing the JV, Poole & Kent would be entitled to approximately one-half of any damage award received by the JV.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

Not applicable.

EXECUTIVE OFFICERS OF THE REGISTRANT

Frank T. MacInnis, Age 58; Chairman of the Board and Chief Executive Officer of the Company since April 1994. Mr. MacInnis was elected to the additional position of President on February 26, 2004 and served as such until October 25, 2004. He also served as President of the Company from April 1994 to April 1997. From April 1990 to April 1994, Mr. MacInnis served as President and Chief Executive Officer, and from August 1990 to April 1994 as Chairman of the Board, of Comstock Group, Inc., a nationwide electrical contracting company. From 1986 to April 1990, Mr. MacInnis was Senior Vice President and Chief Financial Officer of Comstock Group, Inc. In addition, from 1986 to April 1994, Mr. MacInnis was also President of Spie Group Inc., which had interests in Comstock Group, Inc., Spie Construction Inc., a Canadian pipeline construction company, and Spie Horizontal Drilling Inc., a U.S. company engaged in underground drilling for the installation of pipelines and communications cable.

Anthony J. Guzzi, Age 40; President and Chief Operating Officer since October 25, 2004. From August 2001, until he joined the Company, Mr. Guzzi served as President of the North American Distribution and Aftermarket Division of Carrier Corporation ("Carrier"). Carrier is a manufacturer and distributor of commercial and residential HVAC and refrigeration systems and equipment and a provider of aftermarket services and components of its own products and those of other manufacturers in both the HVAC and refrigeration industries. From January 2001 to August 2001, Mr. Guzzi was President of Carrier's Commercial Systems and Services Division, and from June 1998 to December 2000, he was Vice President and General Manager of Carrier's Commercial Sales and Services Division.

Sheldon I. Cammaker, Age 65; Executive Vice President and General Counsel of the Company since September 1987 and Secretary of the Company since May 1997. Prior to September 1987, Mr. Cammaker was a senior partner of the New York City law firm of Botein, Hays & Sklar.

Leicle E. Chesser, Age 58; Executive Vice President and Chief Financial Officer of the Company since May 1994. From April 1990 to May 1994, Mr. Chesser served as Executive Vice President and Chief Financial Officer of Comstock Group, Inc., and from 1986 to May 1994, Mr. Chesser was also Executive Vice President and Chief Financial Officer of Spie Group, Inc.

R. Kevin Matz, Age 46; Senior Vice President – Shared Services of the Company since June 2003. From April 1996 to June 2003, Mr. Matz served as Vice President and Treasurer of the Company and Staff Vice President – Financial Services of the Company from March 1993 to April 1996. From March 1991 to March 1993, Mr. Matz was Treasurer of Sprague Technologies Inc., a manufacturer of electronic components.

Mark A. Pompa, Age 40; Senior Vice President – Chief Accounting Officer and Treasurer of the Company since June 2003. From September 1994 to June 2003, Mr. Pompa was Vice President and Controller of the Company.

PART II

ITEM 5. MARKET FOR THE REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Market Information. EMCOR's common stock trades on the New York Stock Exchange under the symbol "EME".

The following table sets forth high and low sales prices for the common stock for the periods indicated as reported by the New York Stock Exchange:

2004	High	Low
First Quarter	$45.12	$34.06
Second Quarter	$46.01	$35.80
Third Quarter	$44.00	$37.52
Fourth Quarter	$47.38	$37.41
2003	**High**	**Low**
First Quarter	$55.20	$43.40
Second Quarter	$54.30	$45.61
Third Quarter	$50.40	$39.79
Fourth Quarter	$45.14	$33.00

Holders. As of March 4, 2005, there were 127 stockholders of record and, as of that date, EMCOR estimates there were approximately 7,600 beneficial owners holding stock in nominee or "street" name.

Dividends. EMCOR did not pay dividends on its common stock during 2004 or 2003, and it does not anticipate that it will pay dividends on its common stock in the foreseeable future. EMCOR's working capital credit facility limits the payment of dividends on its common stock.

Securities Authorized for Issuance Under Equity Compensation Plans. The following table summarizes equity compensation plans that were approved by stockholders and equity compensation plans that were not approved by stockholders as of December 31, 2004:

Equity Compensation Plan Information

	A	B	C
Plan Category	Number of Securities to be Issued upon Exercise of Outstanding Options, Warrants and Rights	Weighted Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column A)
Equity Compensation Plans Approved by Stockholders	624,288	$16.85	469,214(2)
Equity Compensation Plans Not Approved by Security Holders	1,440,403(1)	$34.43	103,463(3)
Total	2,064,691	$32.56	572,677

(1) 50,468 shares relate to options to purchase shares of Company common stock which are held by employees (other than executive officers) of the Company (the "Employee Options"), 1,259,398 shares relate to options to purchase shares of Company common stock which are held by executive officers of the Company (the "Executive Options"), 14,000 shares relate to options to purchase shares of Company common stock which are held by Directors of the Company (the "Director Options"), and 116,537 shares relate to restricted common stock units ("RSUs") described below under "Restricted Share Units."

(2) Includes 89,214 shares of Company common stock reserved for issuance under the 1997 Non-Employee Directors' Non-Qualified Stock Option Plan, 60,000 shares of Company common stock reserved for issuance under the 2003 Non-Employee Directors' Stock Option Plan, and 320,000 shares of Company common stock reserved for issuance under the 2003 Management Stock Incentive Plan. Subsequent to December 31, 2004, options to purchase 290,200 shares of Company common stock were granted under the 2003 Management Stock Incentive Plan.

(3) Represents shares relating to the grant of RSU's.

Employee Options

The Employee Options referred to in note (1) to the immediately preceding table under Equity Compensation Plan Information (the "Table") vest over three years in equal annual installments, commencing with the first anniversary of the date of grant of the Employee Options. The Board of Directors granted such Employee Options to certain key employees of the Company based upon the performance of such employees. Such Employee Options have an exercise price per share equal to the fair market value of a share of Company common stock on their respective grant dates and have a term of ten years from the grant date.

Executive Options

140,000 of the Executive Options referred to in note (1) to the Table were granted to six executive officers in connection with employment agreements with the Company as of January 1, 1998, as amended (the "1998 Employment Agreements"). Pursuant to the terms of the 1998 Employment Agreements, each such executive officer received a fixed number of Executive Options on the first business day of 2000 and 2001 with respective exercise prices of $17.56 and $25.44 per share; in addition, Mr. MacInnis, Chairman of the Board and Chief Executive Officer of the Company, received an additional grant under his 1998 Employment Agreement of an option to purchase 200,000 shares with an exercise price of $19.75 per share. Such Executive Options vested on the first anniversary of the grant date, other than the option granted to Mr. MacInnis for 200,000 shares which vested in four equal installments based upon the Company's common stock reaching target stock prices of $25, $30, $35 and $40.

488,135 of the Executive Options referred to in note (1) to the Table were granted to six executive officers in connection with employment agreements with the Company dated January 1, 2002 (the "2002 Employment Agreements") and 30,000 of the Executive Options were granted to Mr. Anthony Guzzi, President and Chief Operating Officer of the Company when he joined the Company in October 2004. Of these Executive Options, (a) an aggregate amount of 171,100 of such Executive Options were granted on December 14, 2001 with an exercise price of $41.70 per share, (b) an aggregate amount of 145,700 of such Executive Options were granted on January 2, 2002 with an exercise price of $46.35 per share, (c) an aggregate amount of 141,335 of such Executive Options were granted on January 2, 2003 with an exercise price of $54.73 and (d) 30,000 of such Executive Options were granted on October 25, 2004 with an exercise price of $38.68. The Executive Options referred to above in clause (a) were exercisable in full on the grant date. The Executive Options referred to above in clauses (b) and (c) were originally exercisable as follows; one-fourth on the grant date, one-fourth on the first anniversary of the grant date, one-fourth on the second anniversary of the grant date and one-fourth on the last business day of the calendar year immediately preceding the third anniversary of the grant date. However, on June 10, 2004, the Executive Options referred to in classes (b) and (c) were amended so that they became exercisable in full on that date in anticipation of a change in accounting rules requiring the expensing of stock options beginning in July 2005. The options granted to Mr. Guzzi vest in three equal annual installments, commencing with the first anniversary of the date of grant.

On the first business day of 2005, the Company's executive officers were granted options under the Company's stockholder-approved 2003 Management Stock Incentive Plan to purchase an aggregate of 262,500 shares of Company common stock with an exercise price of $45.08 per share. These options are not included in the Table.

Each of the Executive Options granted have a term of ten years from their respective grant dates and an exercise price per share equal to the fair market value of a share of common stock on their respective grant dates.

Director Options

During 2002, each non-employee director of the Company received 2,000 Director Options and in 2003 Mr. Larry J. Bump, upon his election to the Board, received 2,000 Director Options. These options were in addition to the 3,000 options to purchase common stock granted to each non-employee director under the Company's 1995 Non-Employee Directors' Non-Qualified Stock Option Plan, which plan has been approved by the Company's stockholders. The price at which such Director Options are exercisable is equal to the fair market value per share of common stock on the grant date. The exercise price per share of the Director Options is $55.49 per share, except those granted to Mr. Yonker, upon his election to the Board on October 25, 2002, which have an exercise price of $51.75 per share, and those granted to Mr. Bump, upon his election to the Board on February 27, 2003, which have an exercise price of $48.15 per share. All of these options vested in full on the grant date and have a term of ten years from the grant date.

Restricted Share Units

An Executive Stock Bonus Plan (the "Stock Bonus Plan") was adopted by the Board of Directors in October 2000 and amended December 11, 2003. Pursuant to the Stock Bonus Plan, as amended, 25% of the annual bonus earned by each executive officer is automatically credited to him in the form of units ("RSUs") that will subsequently be converted into common stock at a 15% discount from the fair market value of common stock as of the date the annual bonus is determined. The units are to be converted into shares of common stock and delivered to the executive officer on the earliest of (a) the first business day following the day upon which the Company releases to the public generally its results in respect of the fourth quarter of the third calendar year following the year in respect of which the RSUs were granted ("Release Date"), (b) the executive officer's termination of employment for any reason or (c) immediately prior to a "change of control" (as defined in the Stock Bonus Plan). In addition, pursuant to the Stock Bonus Plan, each executive officer is permitted at his election to cause all or part of his annual bonus not automatically credited to him in the form of RSUs under the Stock Bonus Plan to be credited to him in the form of units ("Voluntary Units") that will subsequently be converted into common stock at a 15% discount from the fair market value of common stock as of the date the annual bonus is determined. An election to accept Voluntary Units under the Stock Bonus Plan must be made at least six months prior to the end of calendar year in respect of which the bonus will be payable. These Voluntary Units are to be converted into shares of common stock and delivered to the executive officer on the earliest of (a) the date elected by the executive officer, but in no event earlier than the Release Date, (b) the executive officer's termination of employment or (c) immediately prior to a "change of control." In addition, on October 25, 2004, when he joined the Company, Mr. Guzzi was granted 25,000 restricted stock units, and 12,500 of these units will be converted into an equal number of shares of the Company's common stock on the first business day immediately following the day upon which the Company releases to the public its results for the fourth quarter of each of 2004 and 2005, respectively.

ITEM 6. SELECTED FINANCIAL DATA

The following selected financial data has been derived from audited financial statements and should be read in conjunction with the consolidated financial statements, the related notes thereto and the Report of Independent Registered Public Accounting Firm thereon included elsewhere in this and in previously filed annual reports on Form 10-K of EMCOR.

Income Statement Data
(In thousands, except per share data)

	Years Ended December 31,				
	2004	2003	2002	2001	2000
Revenues	$4,747,880	$4,534,646	$3,968,051	$3,419,854	$3,460,204
Gross profit	446,902	482,454	482,634	391,823	357,817
Operating income	42,129	47,057	115,539	88,682	78,925
Net income	$ 33,207	$ 20,621	$ 62,902	$ 50,012	$ 40,089
Basic earnings per share	$ 2.18	$ 1.38	$ 4.23	$ 3.86	$ 3.84
Diluted earnings per share	$ 2.13	$ 1.33	$ 4.07	$ 3.40	$ 2.95

Balance Sheet Data
(In thousands)

	As of December 31,				
	2004	2003	2002	2001	2000
Stockholders' equity (a)	$ 562,361	$ 521,356	$ 489,870	$ 421,933	$ 233,503
Total assets	$1,817,969	$1,795,247	$1,758,491	$1,349,664	$1,261,864
Goodwill	$ 279,432	$ 277,994	$ 290,412	$ 56,011	$ 67,625
Notes payable	$ —	$ —	$ 21,815	$ 573	$ —
Borrowings under working capital credit lines	$ 80,000	$ 139,400	$ 112,000	$ —	$ —
Other long-term debt, including current maturities	$ 476	$ 589	$ 1,015	$ 973	$ 116,056
Capital lease obligations	$ 1,662	$ 339	$ 351	$ 249	$ 573

(a) No cash dividends on EMCOR's common stock have been paid during the past five years.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

Overview

Revenues for the year ended December 31, 2004 were $4.75 billion compared to $4.53 billion and $3.97 billion for the years ended December 31, 2003 and 2002, respectively. Net income was $33.2 million for 2004 compared to $20.6 million for 2003 and $62.9 million for 2002. Diluted earnings per share on net income were $2.13 per share for 2004 compared to $1.33 per share for 2003 and $4.07 per share for 2002.

Positively impacting 2004 net income and diluted earnings per share were increased operating income from the United Kingdom construction and facilities segment which reported breakeven results for 2004 compared to an operating loss of $22.4 million for 2003, increased gross profits from transportation infrastructure, financial services, healthcare and hospitality work for the United States electrical construction and facilities services segment and a reduction in the provision for income taxes of approximately $16.3 million in 2004 from 2003. This was offset by decreased gross profits due to: (a) poor contract performance on certain work in the United States mechanical and the Canada construction and facilities services segments; (b) continued decreased availability of higher margin discretionary small project spending and repair and maintenance work in certain geographical markets in the United States; (c) continued heightened price competition for commercial, industrial and public sector work in the United States; and (d) increased prices for certain fixed price construction project materials, particularly in Canada.

The 2004 results were also positively affected by the implementation of significant strategic decisions and management changes initiated by EMCOR Group, Inc. senior management in late 2003 and during 2004. These actions included a curtailment in bidding for public sector work, replacement of senior management at certain business units and reductions in selling, general and administrative expenses in all segments. Related to these actions were $8.3 million of restructuring expenses in 2004, principally employee severance obligations. EMCOR will continue to focus during 2005 on controlling selling, general and administrative expenses, increasing revenues from multi-year facilities services contracts and selective estimating and bidding of work. At the same time, a continued gradual improvement in commercial construction is anticipated.

Management believes it has positioned EMCOR to benefit from the strategic decisions and management changes initiated in late 2003 and during 2004; however, there is no assurance that there will be significantly improved future results if economic conditions, with respect to the availability of more profitable private sector work affecting EMCOR and the construction industry generally, do not continue to improve and competitive pressures do not ease.

Results of operations for 2003 compared to 2002 were positively impacted by the acquisition of the capital stock of Consolidated Engineering Services, Inc. ("CES") in December 2002 and an increase in revenues and income generated by United States facilities services operations and United States transportation infrastructure work. However, the 2003 results compared to 2002 were negatively impacted by: (a) poor performance in the United Kingdom construction operations; (b) increased competition for, and a related decrease in gross profit margin on, commercial and industrial work in the United States due to a continuing decline in commercial and industrial work in the United States resulting from the economic recession; (c) reduced private sector spending on small and discretionary projects and repairs and maintenance work resulting from the economic recession; (d) an increase in the percentage of work relating to public sector construction that typically has lower gross profit margins than private sector work; (e) lower than historical gross profit margins on several United States projects as a result of poor contract performance; and (f) reduced labor productivity due to the uncertain job market. (The foregoing factors affecting the United States subsidiaries are hereafter referred to collectively as the "2003 Unfavorable United States Market Conditions").

The consolidated results of operations for EMCOR for the year ended December 31, 2002 include the results of operations of (a) a group of companies (the "Acquired Comfort Companies") acquired from Comfort Systems USA, Inc. and (b) CES from their respective dates of acquisition in 2002. EMCOR acquired one additional company during each of 2003 and 2002, and their results of operations are also included from their respective dates of acquisition. See Note C – Acquisitions of Businesses and Disposition of Assets of the notes to consolidated financial statements for additional discussion of these transactions.

Operating Segments

EMCOR has the following reportable segments which provide services associated with the design, integration, installation, startup, operation and maintenance of various systems: (a) United States electrical construction and facilities services (involving systems for generation and distribution of electrical power, lighting systems, low-voltage systems such as fire alarm, security, communications and process control systems and voice and data systems); (b) United States mechanical construction and facilities services (involving systems for heating, ventilation, air conditioning, refrigeration, and clean-room ventilation systems, and plumbing, process and high-purity piping systems); (c) United States facilities services; (d) Canada construction and facilities services; (e) United Kingdom construction and facilities services; and (f) Other international construction and facilities services. The segment "United States facilities services" principally consists of those operations which provide a portfolio of services needed to support the operation and maintenance of customers' facilities (mobile operation and maintenance services, site-based operation and maintenance services, facility planning and consulting services, energy management programs and the design and construction of energy-related projects) which services are not related to customers' construction programs. The Canada, United Kingdom and Other international segments perform electrical construction, mechanical construction and facilities services. The "Other international construction and facilities services" segment represents EMCOR's operations outside of the United States, Canada and the United Kingdom (primarily in South Africa and the Middle East during the periods presented). EMCOR's interest in its South African joint venture was sold in July 2004.

Application of Critical Accounting Policies

The consolidated financial statements are based on the application of significant accounting policies, which require management to make significant estimates and assumptions. EMCOR's significant accounting policies are described in Note B - Summary of Significant Accounting Policies of the notes to consolidated financial statements included in Item 8 of this Form 10-K. There was no initial adoption of any accounting policies during 2004. EMCOR believes that some of the more critical judgment areas in the application of accounting policies that affect the financial condition and results of operations are the impact of changes in the estimates and judgments pertaining to: (a) revenue recognition from (i) long-term construction contracts for which the percentage of completion method of accounting is used and (ii) services contracts; (b) collectibility or valuation of accounts receivable; (c) insurance liabilities; (d) income taxes; and (e) intangible assets.

Revenue Recognition from Long-term Construction Contracts and Services Contracts

EMCOR believes its most critical accounting policy is revenue recognition from long-term construction contracts for which EMCOR uses the percentage-of-completion method of accounting. Percentage-of-completion accounting is the prescribed method of accounting for long-term contracts in accordance with accounting principles generally accepted in the United States, Statement of Position No. 81-1, "Accounting for Performance of Construction-Type and Certain Production-Type Contracts," and accordingly, the method used for revenue recognition within EMCOR's industry. Percentage-of-completion for each contract is measured principally by the ratio of costs incurred to date to perform each contract to the estimated total costs to perform such contract at completion. Certain of EMCOR's electrical contracting business units measure percentage-of-completion by the percentage of labor costs incurred to date to perform each contract to the estimated total labor costs to perform such contract at completion. Provisions for the entirety of estimated losses on uncompleted contracts are made in the period in which such losses are determined. Application of percentage-of-completion accounting results in the recognition of costs and estimated earnings in excess of billings on uncompleted contracts in EMCOR's consolidated balance sheets. Costs and estimated earnings in excess of billings on uncompleted contracts reflected in the consolidated balance sheets arise when revenues have been recognized but the amounts cannot be billed under the terms of contracts. Such amounts are recoverable from customers based upon various measures of performance, including achievement of certain milestones, completion of specified units or completion of a contract. Costs and estimated earnings in excess of billings on uncompleted contracts also include amounts EMCOR seeks or will seek to collect from customers or others for errors or changes in contract specifications or design, contract change orders in dispute or unapproved as to both scope and price, or other customer-related causes of unanticipated additional contract costs (unapproved change orders and claims). Such amounts are recorded at estimated net realizable value and take into account factors that may affect the ability to bill unbilled revenues and collect amounts after billing. No profit is recognized on the construction costs incurred in connection with claim amounts. As of December 31, 2004 and 2003, costs and estimated earnings in excess of billings on uncompleted contracts included unbilled revenues for unapproved change orders of approximately $65.4 million and $43.0 million, respectively, and claims of approximately $53.5 million and $51.4 million, respectively. In addition, accounts receivable as of December 31, 2004 and 2003 include claims of approximately $5.4 million and $9.4 million, respectively, and contractually billed amounts related to such contracts of approximately $75.5 million and $53.1 million, respectively. Generally, contractually billed amounts will not be paid by the customer to EMCOR until final resolution of related claims. Due to uncertainties inherent in estimates employed in applying percentage-of-completion accounting, estimates may be revised as project work progresses. Application of percentage-of-completion accounting requires that the impact of revised estimates be reported prospectively in the consolidated financial statements. In addition to revenue recognition for long-term construction contracts, EMCOR recognizes revenues from services contracts as such contracts are performed in accordance with Staff Accounting Bulletin No. 104, "Revenue Recognition, revised and updated" ("SAB 104"). There are two basic types of services contracts: (a) fixed price services contracts which are signed in advance for maintenance, repair and retrofit work over periods typically ranging from one to three years (pursuant to which there may be EMCOR employees on a customer's site full time) and (b) services contracts which may or may not be signed in advance for similar maintenance, repair and retrofit work on an as needed basis (frequently referred to as time and material work). Fixed price services contracts are generally performed over the contract period, and accordingly, revenue is recognized on a pro-rata basis over the life of the contract. Revenues derived from other services contracts are recognized when the services are performed in accordance with SAB 104. Expenses related to all services contracts are recognized as incurred.

Accounts Receivable

EMCOR is required to estimate the collectibility of accounts receivable. A considerable amount of judgment is required in assessing the realization of receivables. Relevant assessment factors include the creditworthiness of the customer, EMCOR's prior collection history with the customer and related aging of past due balances. The provisions for bad debts during 2004, 2003, and 2002 amounted to approximately $7.0 million, $11.2 million and $3.4 million, respectively. The increase of $7.9 million in this provision for 2003 compared to 2002 primarily related to the potential non-payment of an account receivable of approximately $5.8 million due to the publicly reported financial difficulties of the customer which owed that amount. This receivable was written-off against the allowance for doubtful accounts in 2004. At December 31, 2004 and 2003, accounts receivable of $1,073.5 million and $1,009.2 million, respectively, included allowances for doubtful accounts of $36.2 million and $43.7 million, respectively. Specific accounts receivable are evaluated when EMCOR believes a customer may not be able to meet its financial obligations due to a deterioration of its financial condition or its credit ratings. The allowance requirements are based on the best facts available and are re-evaluated and adjusted on a regular basis and as additional information is received.

Insurance Liabilities

EMCOR has deductibles for certain workers' compensation, auto liability, general liability and property claims, has self-insured retentions for certain other casualty claims and is self-insured for employee-related health care claims. Losses are recorded based upon estimates of the liability for claims incurred and an estimate of claims incurred but not reported. The liabilities are derived from known facts, historical trends and industry averages utilizing the assistance of an actuary to determine the best estimate of these obligations. EMCOR believes its liabilities for these obligations are adequate. However, such obligations are difficult to assess and estimate due to numerous factors, including severity of injury, determination of liability in proportion to other parties, timely reporting of occurrences and effectiveness of safety and risk management programs. Therefore, if actual experience differs from the assumptions and estimates used for recording the liabilities, adjustments may be required and would be recorded in the period that the experience becomes known.

Income Taxes

EMCOR had net deferred tax assets primarily resulting from deductible temporary differences of $2.5 million and $18.8 million at December 31, 2004 and 2003, respectively, which will reduce taxable income in future periods. A valuation allowance is required when it is more likely than not that all or a portion of a deferred tax asset will not be realized. As of December 31, 2004 and 2003, the total valuation allowance on net deferred tax assets was approximately $10.9 million and $2.0 million, respectively. The increase in the valuation allowance was recorded to reduce net deferred tax assets related to net operating losses and other temporary differences of the United Kingdom construction and facilities services segment inasmuch as there is uncertainty of sufficient future income to realize the benefit of such deferred tax assets.

Intangible Assets

As of December 31, 2004, EMCOR had goodwill and net identifiable intangible assets (primarily the market value of its backlog, customer relationships and trademarks and tradenames) of $279.4 million and $18.8 million, respectively, arising out of the acquisition of companies. The determination of related estimated useful lives for identifiable intangible assets and whether those assets are impaired involves significant judgments based upon short and long-term projections of future performance. These forecasts reflect assumptions regarding the ability to successfully integrate acquired companies. Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142") requires goodwill to be tested for impairment, on at least an annual basis, and be written down when impaired, rather than amortized as previous standards required. Furthermore, SFAS 142 requires that identifiable intangible assets other than goodwill be amortized over their useful lives unless these lives are determined to be indefinite. Changes in strategy and/or market conditions may result in adjustments to recorded intangible asset balances. As of December 31, 2004, no indicators of impairment of its goodwill or identifiable intangible assets resulted from EMCOR's annual impairment review, which was performed in accordance with the provisions of SFAS 142 and Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144"). The review under SFAS 144 also included long-term assets related to the United Kingdom that were determined not to be impaired. See Note B - Summary of Significant Accounting Policies of the notes to consolidated financial statements for additional discussion of the provisions of SFAS 142 and SFAS 144.

Discussion and Analysis of Results of Operations

The reportable segments reflect, in all years presented, reclassifications of certain expenses within the income statement for the prior years and reclassifications of certain business units among the segments due to changes in EMCOR's internal reporting structure.

Revenues

As described below in more detail, revenues for 2004 increased 4.7% to $4.75 billion compared to $4.53 billion for 2003. This revenue growth was principally due to: (a) increased work on United States transportation infrastructure, financial services, healthcare, and hospitality construction projects; (b) the impact of favorable foreign exchange rate changes on revenues amounting to $19.7 million in the Canada construction and facilities services segment (despite reduced revenues as a consequence of certain power generation and healthcare projects having been completed in 2003) and amounting to $72.6 million in the United Kingdom construction and facilities services segment; and (c) an increase in the number of United States site-based facilities services contracts. This growth in revenues was partially offset by reduced revenues from power generation projects, office and manufacturing construction projects, and repair and maintenance work in the United States.

Contract backlog as of December 31, 2004 was approximately $2.8 billion, a $0.2 billion decrease compared with backlog of approximately $3.0 billion as of December 31, 2003. Backlog is not a term recognized under accounting principles generally accepted in the United States; however, it is a common measurement used in EMCOR's industry. Backlog includes unrecognized revenues to be realized from uncompleted construction contracts plus unrecognized revenues expected to be realized over the remaining term of the facilities services contracts, except if the remaining term of a facilities services contract exceeds 12 months, the unrecognized revenues attributable to such contract included in backlog are limited to only 12 months of revenues. The decrease was primarily related to completion of the prior year's backlog, combined with the curtailment in bidding for public sector and other long-term contracts. The 2004 decrease in backlog can be expected to result in lower revenues in 2005 than in 2004. Factors such as availability of additional work and the timing thereof, in 2005, may also impact total 2005 revenues. The impact of these factors, however, is not possible to predict with certainty.

The $566.6 million increase in revenues for 2003 when compared to 2002 was primarily due to revenues of $508.4 million from companies acquired in 2003 and 2002 and to increased revenues in the United States electrical construction and facilities services and United States facilities services segments (excluding companies acquired in 2003 and 2002) of $85.1 million and $19.7 million, respectively. Excluding companies acquired in 2003 and 2002, revenues for the United States mechanical construction and facilities services segment were lower for 2003 than for 2002.

The following table presents EMCOR's revenues by operating segment and the approximate percentages that each segment's revenues was of total revenues for the years ended December 31, 2004, 2003 and 2002 (in millions, except for percentages):

	2004	% of Total	2003	% of Total	2002	% of Total
Revenues from unrelated entities:						
United States electrical construction and facilities services	$1,235.3	26%	$1,239.5	27%	$1,152.4	29%
United States mechanical construction and facilities services	1,825.7	38%	1,715.8	38%	1,715.4	43%
United States facilities services	727.6	15%	661.2	15%	250.0	6%
Total United States operations	3,788.6	80%	3,616.5	80%	3,117.8	79%
Canada construction and facilities services	280.8	6%	346.8	8%	316.3	8%
United Kingdom construction and facilities services	678.5	14%	571.3	13%	533.9	13%
Other international construction and facilities services	—	—	—	—	—	—
Total worldwide operations	$4,747.9	100%	$4,534.6	100%	$3,968.0	100%

Revenues of the United States electrical construction and facilities services segment for 2004 decreased $4.2 million compared to 2003. The decrease in revenues was primarily due to fewer power generation and manufacturing construction projects available, partially offset by an increase in the availability of transportation infrastructure, financial services and hospitality work. Revenues for 2003 increased by $87.1 million compared to 2002. This increase in revenues was primarily due to an increase in transportation infrastructure and power generation work, partially offset by a significant decline in private sector commercial work, which includes offices, manufacturing facilities and hotels. Of all of the major urban centers served by EMCOR, the New York City area market in 2003 experienced the largest reduction in revenues from private sector commercial work compared to 2002. This 2003 decline in revenues from private sector commercial work (when compared to 2002) was offset by increased public sector work in the Washington D.C. area market, increased transportation infrastructure work in the Denver area and increased power generation and transportation infrastructure work in California.

Revenues of the United States mechanical construction and facilities services segment for 2004 increased $109.9 million compared to 2003. The increase in revenues was primarily attributable to increased work on healthcare, hospitality and financial services construction projects, partially offset by decreased power generation work and commercial work, including discretionary small projects and repair and maintenance work. Revenues for 2003 increased $0.4 million compared to 2002 principally due to increases in the education and institutional sectors related to increased public sector spending, partially offset by significantly decreased commercial office, manufacturing and power generation work due to a fall off in availability of such work. In 2003, EMCOR's mid-western markets were particularly negatively impacted by a fall off in available outage upgrade and replacement work at manufacturing facilities. In addition, revenues in 2003 were negatively impacted by declines in small and discretionary projects and repairs and maintenance work caused largely by the cooler than normal summer weather conditions in parts of the United States.

United States facilities services segment revenues increased $66.4 million for 2004 compared to 2003. The increase in revenues was primarily attributable to increased site-based facilities services contracts as a result of increased sales efforts. Revenues increased by $411.2 million for 2003 compared to 2002. The increase in revenues for 2003 was primarily due to revenues of $387.5 million attributable to the CES acquisition and increased site-based facilities services contracts, partially offset by a decline in certain small and discretionary projects due to increased competition resulting in fewer projects awarded to EMCOR. Additionally, a reduction in demand for mobile services, which services had been adversely affected by cooler than normal 2003 summer weather conditions in parts of the United States, contributed to a decrease in 2003 revenues.

Revenues of Canada construction and facilities services decreased by $66.0 million for 2004 compared to 2003. This decrease was primarily due to the completion in 2003 of certain long-term power generation and healthcare projects active in 2003, partially offset by increased revenues from power transmission projects. The decrease was also partially offset by $19.7 million of increased revenues resulting from the impact of changes in the rates of exchange for Canadian dollars to United States dollars due to the strengthening of the Canadian dollar. Revenues increased by $30.5 million for 2003 as compared to 2002. The increase in revenues for 2003 was primarily attributable to an increase of $36.7 million resulting from the impact of changes in the rates of exchange for Canadian dollars to United States dollars due to strengthening of the Canadian dollar. But for the exchange rates, Canada's construction and facilities services revenues for 2003 when compared to 2002 would have decreased due to a temporary scale-back in work on certain long-term power generation projects attributable to a customer's project scheduling.

United Kingdom construction and facilities services revenues increased $107.2 million for the year ended December 31, 2004 compared to the year ended December 31, 2003. This increase in revenues was principally due to an increase of $72.6 million resulting from the impact of changes in the rates of exchange for British pounds to United States dollars because of strengthening of the British pound and to increases in transportation infrastructure work. Revenues increased $37.4 million for 2003 compared to 2002, due to an increase of $47.5 million related to changes in the rates of exchange for British pounds to United States dollars because of strengthening of the British pound. But for exchange rates, revenues for 2003 would have declined because of implementation of a planned reduction in bidding for certain types of institutional and government-sponsored construction projects.

Other international construction and facilities services activities consist of operations primarily in South Africa (until the sale of EMCOR's interest in a South African joint venture in July 2004) and in the Middle East. During 2004, 2003 and 2002, all of the projects in these markets were performed by joint ventures, and accordingly, the results of these joint venture operations were accounted for under the equity method of accounting because either EMCOR had less than majority ownership or was not subject to a majority of the risk of loss from the joint venture activities and was not entitled to receive a majority of the joint venture's residual returns. Accordingly, revenues attributable to such joint ventures were not reflected as revenues in the consolidated financial statements. EMCOR continues to pursue new business selectively in the Middle Eastern and European markets; however, the availability of opportunities there has been significantly reduced as a result of local economic factors, particularly in the Middle East.

Cost of sales and Gross profit

The following table presents EMCOR's cost of sales, gross profit, and gross profit as a percentage of revenues for the years ended December 31, 2004, 2003 and 2002 (in millions, except for percentages):

	2004	2003	2002
Cost of sales	$4,301.0	$4,052.2	$3,485.4
Gross profit	$ 446.9	$ 482.5	$ 482.6
Gross profit as a percentage of revenues	9.4%	10.6%	12.2%

2004 gross profit (revenues less cost of sales) decreased $35.6 million for 2004 compared to 2003. Gross profit as a percentage of revenues was 9.4% for 2004 compared to 10.6% for 2003. Gross profit for 2004 was lower than in the prior year, despite greater revenues than in 2003, primarily due to: (a) greater than originally estimated labor requirements to perform work as well as continued reduced labor productivity due to the uncertain construction job market; (b) reduced availability of higher margin discretionary small project spending and repair and maintenance work; (c) increased competition for, and a related decrease in gross profit margin on, commercial, industrial and public sector work in the United States; and (d) increased prices for material required for certain construction projects, which price increases particularly negatively impacted the Canada construction and facilities services segment gross profit. Positively impacting 2004 gross profit was improved United Kingdom construction and facilities services segment project performance and increased gross profit from United States transportation infrastructure, financial services, healthcare and hospitality projects due to the increased availability and successful performance of these types of projects. Additionally, total gross profit increased $5.7 million in 2004 compared to 2003, primarily resulting from the impact of changes in the rates of exchange for British pounds to United States dollars amounting to $5.8 million, partially offset by a $0.1 million decrease resulting from the impact of changes in the rates of exchange for Canadian dollars to United States dollars.

Gross profit decreased $0.1 million for 2003 compared to 2002. Gross profit as a percentage of revenues was 10.6% for 2003 compared with 12.2% for 2002. Gross profit as a percentage of revenues for 2003 compared to 2002 decreased primarily due to poor performance in the United Kingdom construction and facilities services segment and the 2003 Unfavorable United States Market Conditions (previously discussed in the Overview above); this decline was offset in part by $93.7 million of gross profit attributable to the companies acquired in 2003 and 2002.

Selling, general and administrative expenses

The following table presents EMCOR's selling, general and administrative expenses, and selling, general and administrative expenses as a percentage of revenues, for the years ended December 31, 2004, 2003 and 2002 (in millions, except for percentages):

	2004	2003	2002
Selling, general and administrative expenses	$399.3	$435.4	$367.1
Selling, general and administrative expenses as a percentage of revenues	8.4%	9.6%	9.3%

Selling, general and administrative expenses for 2004 decreased $36.1 million compared to 2003. Selling, general and administrative expenses as a percentage of revenues were 8.4% for 2004 compared to 9.6% for 2003. This decline in selling, general and administrative expenses both in dollars and as a percentage of revenues was primarily attributable to lower salary costs and other variable costs associated with reductions in personnel. The decrease was offset by an increase of $6.8 million for 2004 compared to 2003 resulting from the impact of changes in the rates of exchange for United Kingdom and Canadian currencies to United States dollars, and an increase of $0.6 million in expense for the amortization of identifiable intangible assets.

Selling, general and administrative expenses for 2003 increased $68.3 million compared to 2002. As a percentage of revenues, total selling, general and administrative expenses increased from 9.3% in 2002 to 9.6% in 2003. For 2003, selling, general and administrative expenses included amortization expense of $2.8 million attributable to identifiable intangible assets associated with acquisitions compared to $0.8 million for 2002. Selling, general and administrative expenses (excluding companies acquired in 2003 and 2002 and related amortization expense) for 2003 were approximately $302.8 million (8.4% of revenues) compared to $307.5 million (8.9% of revenues) for 2002. This decrease in selling, general and administrative expenses was attributable to a managed reduction of both variable expenses (including reduced incentive compensation related to less favorable financial performance and reduction in personnel) and fixed expenses (such as building occupancy costs).

Restructuring expenses

Restructuring expenses, primarily relating to employee severance obligations, were $8.3 million for 2004. Approximately $7.0 million of the restructuring obligations were paid prior to December 31, 2004. EMCOR anticipates paying substantially all of the remaining obligations in 2005. There were no restructuring expenses for the year ended December 31, 2003 or 2002.

Gain on sale of assets and equity investment

The gain on sale of assets of $2.8 million for the year ended December 31, 2004 was related to the September 2004 sale of assets of EMCOR's United Kingdom Delcommerce equipment rental services division. Contemporaneously with the sale, EMCOR entered into a long-term agreement to utilize the equipment rental services of the purchaser, a publicly traded United Kingdom company. The $1.8 million gain on sale of an equity investment of 2004 was attributable to the August 2004 sale of EMCOR's interest in a South African joint venture, the operating results of which had been reported previously in the Other international segment. There were no sales of assets or equity investments in either 2003 or 2002 other than the disposal of property, plant and equipment in the normal course of business.

Operating income

The following table presents EMCOR's operating income by segment, and each segment's operating income as a percentage of its segment's revenues, for the years ended December 31, 2004, 2003 and 2002 (in millions, except for percentages):

	2004	% of Segment Revenues	2003	% of Segment Revenues	2002	% of Segment Revenues
Operating income (loss):						
United States electrical construction and facilities services	$ 81.2	6.6%	$ 57.8	4.7%	$ 79.3	6.9%
United States mechanical construction and facilities services	(1.4)	—	25.6	1.5%	59.9	3.5%
United States facilities services	14.2	2.0%	18.4	2.8%	4.4	1.8%
Total United States operations	94.0	2.5%	101.8	2.8%	143.6	4.6%
Canada construction and facilities services	(11.9)	—	2.0	0.6%	3.3	1.0%
United Kingdom construction and facilities services	0.0	—	(22.4)	—	0.0	—
Other international construction and facilities services	0.5	—	0.3	—	(0.1)	—
Corporate administration	(35.0)	—	(34.7)	—	(31.3)	—
Restructuring expense	(8.3)	—	—	—	—	—
Gain on sale of assets	2.8	—	—	—	—	—
Total worldwide operations	42.1	0.9%	47.0	1.0%	115.5	2.9%
Other corporate items:						
Interest expense	(8.9)		(8.9)		(4.1)	
Interest income	1.9		0.7		2.0	
Gain on sale of equity investment	1.8		—		—	
Minority interest	(3.8)		(1.9)		(1.1)	
Income before taxes	$ 33.2		$ 36.9		$112.3	

As described in more detail below, operating income was $42.1 million for 2004, $47.0 million for 2003 and $115.5 million for 2002. 2004 operating income decreased $4.9 million compared to 2003, primarily due to restructuring expenses of $8.3 million. Excluding 2004 restructuring expenses of $8.3 million and a gain on the sale of assets of $2.8 million, operating income increased $0.5 million compared to 2003. Operating income for 2004 was also impacted by other factors previously discussed in the Overview above. The decrease in 2003 operating income compared to 2002 operating income was primarily attributable to the 2003 Unfavorable United States Market Conditions (previously discussed in the Overview above), and operating losses from the United Kingdom construction and facilities services segment. Operating income was favorably impacted by $9.8 million, $4.5 million and $2.3 million in reduction of insurance liabilities previously established for insurance exposures as a consequence of effective risk management and safety programs for 2004, 2003 and 2002, respectively.

United States electrical construction and facilities services operating income for 2004 increased $23.4 million compared to 2003. This segment's increased operating income in 2004 was attributable principally to increased gross profit on transportation infrastructure, financial services, and hospitality construction projects due to the increased availability and successful performance of these types of projects. Selling, general and administrative expenses decreased in 2004 due to lower salary costs and other variable costs associated with reductions in personnel. The decrease in operating income for 2003 of $21.5 million as compared to 2002, and the related decrease in operating income as a percentage of revenues, was primarily attributable to the 2003 Unfavorable United States Market Conditions (previously discussed in the Overview above). In 2003, the New York City area market was particularly adversely impacted by a significant decline in commercial work and by unprofitable performance of power generation work. The overall 2003 decrease was partially offset by profitable performance of transportation infrastructure, certain power generation work and project close-outs. In addition, 2003 selling, general and administrative expenses (excluding that attributable to companies acquired in 2002) compared to 2002 decreased by approximately $19.1 million. This decrease was mostly related to a reduction in incentive compensation, which was attributable to less favorable financial performance, a reduction in personnel and a reduction in other variable expenses.

The United States mechanical construction and facilities services operating loss for 2004 was $1.4 million compared to operating income of $25.6 million for 2003. The segment's 2004 operating loss was primarily attributable to: (a) decreases in the expected recovery of estimated costs upon completion of certain projects, principally in the Western United States; (b) poor contract performance on certain construction work related to greater labor requirements than originally estimated to perform the work and continued reduced labor productivity due to the uncertain construction job market; (c) a continued decrease in the availability of generally more profitable discretionary small projects and repair and maintenance work due to general economic conditions negatively impacting commercial construction spending; and (d) increased competition for, and a related decrease in gross profit margin on, commercial, industrial and public sector work. Partially offsetting these operating results were decreased selling, general and administrative expenses attributable to lower salary costs and other variable costs associated with reductions in personnel and to reduced incentive compensation due to less favorable financial performance. This segment's operating income decreased by $34.3 million for 2003 compared to 2002. This decrease in operating income and decrease as a percentage of revenues for 2003 was primarily due to the 2003 Unfavorable United States Market Conditions (previously discussed in the Overview above). The mid-western markets were negatively impacted by a significant reduction in available work on manufacturing projects, the western markets were negatively impacted by reduced income from power generation work, and other United States markets were negatively impacted by reduced repairs and maintenance work caused largely by the cooler than normal summer weather conditions. This decrease in operating income was partially offset by increased income from additional water and wastewater treatment facilities projects for 2003 compared to 2002. In addition, selling, general and administrative expenses decreased by approximately $11.5 million in this segment for 2003 compared to 2002. This decrease was mostly related to a reduction in incentive compensation related to less favorable financial performance, reduction in personnel and reduction in other variable expenses.

United States facilities services operating income for 2004 decreased $4.2 million compared to 2003. The reduced operating income was primarily related to a decrease in revenues from, and profits earned on, discretionary small projects and repair and maintenance work due to general economic conditions negatively impacting commercial construction spending and an increase in expenses for site-based facilities services business development. In addition, during 2004 this segment also incurred approximately $2.3 million of losses on certain construction projects, outside of the normal facilities services operations of this segment, that were contracted for by a subsidiary in this segment prior to its acquisition by EMCOR. The decrease in operating income for 2004 was partially offset by a reduction in selling, general and administrative expenses related to lower salary costs and other variable costs associated with reductions in personnel. United States facilities services operating income increased by $14.0 million for 2003 compared to 2002. The increase in operating income was primarily attributable to income of $13.5 million from CES and an increase in the number of site-based facilities services contracts resulting from business development activities. The increase was partially offset by reduced income from certain small and discretionary projects due to increased competition and from mobile services, which services were adversely affected by cooler than normal summer weather conditions in parts of the United States.

Canada construction and facilities services operating loss for 2004 was $11.9 million compared to operating income of $2.0 million for 2003. The 2004 losses were primarily due to greater labor requirements than originally estimated to perform certain projects, increased material prices and the completion of certain long-term power generation projects in 2003 not present in 2004. The impact of exchange rate movements increased operating losses by $1.5 million for 2004 compared to 2003. Canada construction and facilities services operating income decreased by $1.3 million for 2003 compared to 2002. This decrease was principally due to: (a) increased hospital and school construction projects and less manufacturing outage work in 2003 compared to 2002, since hospital and school construction projects generally have lower gross profits than the manufacturing outage work and (b) decreased profit from several longer-term power generation projects. The decline was offset in part by $0.2 million of an increase in operating income resulting from the impact of the change in exchange rates due to strengthening of the Canadian dollar.

United Kingdom construction and facilities services operating income was breakeven for 2004 compared to an operating loss of $22.4 million for 2003. This improvement was primarily attributable to an improvement in the 2004 gross profit as there was profitable performance of work in 2004 in contrast to contracts causing large losses in 2003, which 2003 contracts were substantially completed by December 31, 2003. The improvement in 2004 operating income was also attributable to reductions in selling, general and administrative expenses related to a reorganization of the United Kingdom operations in late 2003. United Kingdom construction and facilities services reported a $22.4 million operating loss in 2003 compared to breakeven results for 2002. The 2003 operating loss was primarily attributable to: (a) net unfavorable settlements and closeouts of certain construction projects completed during that year; (b) increased bad debt expense of $5.8 million in 2003 primarily related to the potential non-payment of a large customer account receivable (which account receivable was written-off against the allowance for doubtful accounts in 2004); (c) reorganization expenses of approximately $2.0 million related to employee severance expenses and the closing of several offices; and (d) $1.5 million resulting from the impact of the change in exchange rates due to strengthening of the British pound.

Other international construction and facilities services operating income was $0.5 million for 2004 compared to operating income of $0.3 million for 2003 and $0.1 million of operating loss for 2002. EMCOR continues to pursue new business selectively in the Middle Eastern and European markets; however, the availability of opportunities has been significantly reduced as a result of local economic factors, particularly in the Middle East.

General corporate expenses for 2004 increased by $0.3 million compared to 2003 and increased by $3.4 million for 2003 compared to 2002. General corporate expenses for 2004 compared to 2003 have been negatively impacted by higher audit fees and other costs of complying with the provisions of the Sarbanes – Oxley Act of 2002. However, these increased costs have been largely offset by other expense reductions. The increase in general corporate expenses for 2003 compared to 2002 was primarily related to an increase in personnel required to support the business growth related to acquisitions and increased marketing expenses associated with EMCOR's brand awareness campaign, which promotes the EMCOR brand in the United States on the national and local level.

Interest expense was $8.9 million for both 2004 and 2003. The decrease in borrowings under EMCOR's revolving credit facility for 2004 was offset by the impact of increases in interest rates during the year. Interest expense increased by $4.8 million in 2003 compared to 2002 principally due to increased borrowing under EMCOR's revolving credit facility as a result of the 2002 acquisition of CES.

Interest income increased by $1.2 million for 2004 compared to 2003 due to interest earned on cash provided by the United Kingdom construction and facilities services segment, as such cash was invested in the United Kingdom at interest rates greater than the net cost of borrowing under EMCOR's revolving credit facility. Interest income decreased by $1.3 million for 2003 compared to 2002 due to repayment of increased borrowings for working capital under EMCOR's revolving credit facility.

The income tax benefit of less than $0.05 million for 2004 was comprised of (a) $13.9 million of income tax provision on pre-tax earnings of $33.2 million, (b) $8.2 million of income tax provision related to a valuation allowance recorded to reduce net deferred tax assets related to net operating losses and other temporary differences of the United Kingdom construction and facilities services segment inasmuch as there is uncertainty of sufficient future income to realize the benefit of such deferred tax assets and (c) the partial offset of such income tax provisions by $22.1 million of income tax benefits for income tax reserves no longer required based on current analysis of probable exposures. The provision on income before income taxes for 2004, 2003 and 2002 was recorded at an effective income tax rate of approximately 42%.

Liquidity and Capital Resources

The following table presents EMCOR's net cash provided by (used in) operating activities, investing activities and financing activities for the years ended December 31, 2004 and 2003 (in millions):

	2004	2003
Net cash provided by operating activities	$ 54.5	$ 1.6
Net cash used in investing activities	$ (4.0)	$(23.6)
Net cash (used in) provided by financing activities	$(58.4)	$ 7.1

The Company's consolidated cash balance decreased by $7.9 million from $78.3 million at December 31, 2003 to $70.4 million at December 31, 2004. Net cash provided by operating activities for 2004 was $54.5 million, an increase of $52.9 million from net cash provided by operating activities of $1.6 million for 2003. The increase in cash provided by operating activities in 2004 compared to 2003 was primarily due to an increase in net income of $12.6 million, a decrease in net operating assets and liabilities of $41.2 million and a $0.9 million decrease related to other items. This increase in 2004 cash provided by operating activities was in contrast to the cash provided by operating activities of $1.6 million in 2003, as 2003 was impacted by the shift toward increased public sector work, which work typically involves larger projects and significant working capital requirements until initial billing milestones can be reached. Net cash used in investing activities in 2004 of $4.0 million consisted primarily of earn-out payments of $1.6 million for acquisitions in prior periods, net disbursements for other investments of $1.3 million and $16.1 million for purchases of property, plant and equipment, offset by $10.1 million of proceeds from the sale of assets and an equity investment and $5.0 million of proceeds from the sale of property, plant and equipment. This activity compares to net cash used in investing activities for 2003 of $23.6 million, which consisted primarily of aggregate payments of $8.9 million for acquisitions in 2003 and earn-out payments of $2.0 million for acquisitions in prior periods, net disbursements for other investments of $1.8 million and $17.9 million for purchases of property, plant and equipment, offset by $5.2 million of payments received pursuant to indemnity provisions of acquisition agreements and $1.9 million of proceeds from the sale of property, plant and equipment. Net cash used in financing activities for 2004 of $58.4 million was primarily attributable to net payments under working capital credit lines of $59.4 million, offset by proceeds from the exercise of stock options of $1.6 million. Net cash provided by financing activities for 2003 of $7.1 million was primarily attributable to net borrowings under working capital credit lines of $27.4 million and proceeds from the exercise of stock options of $2.0 million, offset by repayments of long-term debt of $22.2 million.

The following is a summary of EMCOR's material contractual obligations and other commercial commitments (in millions):

Contractual Obligations	Payments Due by Period				
	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Other long-term debt	$ 0.5	$ 0.1	$ 0.2	$ 0.2	$ —
Capital lease obligations	1.9	0.7	0.8	0.4	—
Operating leases	165.6	39.6	57.4	32.8	35.8
Minimum funding requirement for pension plan	10.7	10.7	—	—	—
Open purchase obligations (1)	661.2	514.1	142.1	5.0	—
Other long-term obligations (2)	88.5	17.6	70.9	—	—
Total Contractual Obligations	$928.4	$582.8	$271.4	$38.4	$35.8

Other Commercial Commitments	Total Amounts Committed	Amount of Commitment Expiration by Period			
		Less than 1 year	1-3 years	4-5 years	After 5 years
Revolving Credit Facility (3)	$ 80.0	$ —	$ 80.0	$ —	$ —
Letters of credit	54.3	—	54.3	—	—
Guarantees	25.0	—	—	—	25.0
Total Commercial Commitments	$159.3	$ —	$134.3	$ —	$25.0

(1) Represents open purchase orders for material and subcontracting costs related to EMCOR's construction and service contracts. These purchase orders are not reflected in EMCOR's consolidated balance sheet and should not impact future cash flows as amounts will be recovered through customer billings.

(2) Represents primarily insurance related liabilities, the timing for which payments beyond one year is not practical to estimate.

(3) EMCOR classifies these borrowings as short-term on its consolidated balance sheet because of EMCOR's intent and ability to repay the amounts on a short-term basis.

On September 26, 2002, EMCOR entered into a $275.0 million five year revolving credit agreement (the "Revolving Credit Facility"). Effective July 9, 2003, EMCOR increased its borrowing capacity under the Revolving Credit Facility to $350.0 million. The Revolving Credit Facility, which replaced a credit facility entered into on December 22, 1998, is guaranteed by certain direct and indirect subsidiaries of EMCOR, is secured by substantially all of the assets of EMCOR and most of its subsidiaries and provides for borrowings in the form of revolving loans and letters of credit. The Revolving Credit Facility contains various covenants requiring, among other things, maintenance of certain financial ratios and certain restrictions with respect to payment of dividends, common stock repurchases, investments, acquisitions, indebtedness and capital expenditures. A commitment fee is payable on the average daily unused amount of the Revolving Credit Facility. The fee ranges from 0.3% to 0.5% of the unused amount, based on certain financial tests. Borrowings under the Revolving Credit Facility bear interest at (a) a rate which is the prime commercial lending rate announced by Harris Nesbitt from time to time (5.25% at December 31, 2004) plus 0% to 1.0%, based on certain financial tests or (b) United States dollar LIBOR (at December 31, 2004 the rate was 2.42%) plus 1.5% to 2.5%, based on certain financial tests. The interest rates in effect at December 31, 2004 were 5.50% and 4.17% for the prime commercial lending rate and the United States dollar LIBOR, respectively. Letter of credit fees issued under this facility range from 0.75% to 2.5% of the respective face amounts of the letters of credit issued and are charged based on the type of letter of credit issued and certain financial tests. As of December 31, 2004 and 2003, EMCOR had approximately $54.3 million and $49.2 million of letters of credit outstanding, respectively. EMCOR had borrowings of $80.0 million and $139.4 million outstanding under the Revolving Credit Facility at December 31, 2004 and 2003, respectively.

In August 2001, the Company's Canadian subsidiary, Comstock Canada Ltd., renewed a credit agreement with a bank providing for an overdraft facility of up to Cdn. $0.5 million. The facility is secured by a standby letter of credit and provides for interest at the bank's prime rate (4.25% at December 31, 2004). There were no borrowings outstanding under this credit agreement at December 31, 2004 or 2003.

A subsidiary of EMCOR has guaranteed indebtedness of a venture in which it has a 40% interest; the other venture partner, Baltimore Gas and Electric, has a 60% interest. The venture designs, constructs, owns, operates, leases and maintains facilities to produce chilled water for sale to customers for use in air conditioning private and public properties. These guarantees are not expected to have a material effect on EMCOR's financial position or results of operations. Each of the venturers is jointly and severally liable, in the event of default, for the venture's $25.0 million borrowing due December 2031. During September 2002, each venture partner contributed equity to the venture, of which EMCOR's contribution was $14.0 million.

EMCOR is contingently liable to sureties in respect of performance and payment bonds issued by sureties, usually at the request of customers in connection with construction projects which secure EMCOR payment and performance obligations under contracts for such projects. In addition, at the request of labor unions representing certain EMCOR employees, bonds are sometimes provided to secure obligations for wages and benefits payable to or for such employees. EMCOR bonding requirements typically increase as the amount of public sector work increases. As of December 31, 2004, sureties had issued bonds for the account of EMCOR in the aggregate amount of approximately $1.6 billion. The bonds are issued by EMCOR's sureties in return for a premium which varies depending on the size and type of the bonds. The largest individual bond is approximately $170.0 million. EMCOR has agreed to indemnify the sureties for any payments made by them in respect of bonds issued on EMCOR's behalf.

EMCOR does not have any other material financial guarantees or off-balance sheet arrangements other than those disclosed herein.

The primary source of liquidity for EMCOR has been, and is expected to continue to be, cash generated by operating activities. EMCOR also maintains the Revolving Credit Facility that may be utilized, among other things, to meet short-term liquidity needs in the event cash generated by operating activities is insufficient or to enable EMCOR to seize opportunities to participate in joint ventures or to make acquisitions that may require access to cash on short notice or for any other reason. EMCOR may also increase liquidity through an equity offering or other debt instruments. Short-term changes in macroeconomic trends may have an effect, positively or negatively, on liquidity. In addition to managing borrowings, EMCOR's focus on the facilities services market is intended to provide an additional buffer against economic downturns as the facilities services market is characterized by annual and multi-year contracts that provide a more predictable stream of cash flow than the construction market. The acquisition in December 2002 of CES, which is primarily focused on the facilities services market, is part of EMCOR's plan to grow its facilities services business. Short-term liquidity is also impacted by the type and length of construction contracts in place. During economic downturns, such as the 2001 through 2004 period for the commercial construction industry, there are typically fewer small and discretionary projects from the private sector, and companies such as EMCOR more aggressively bid more large long-term infrastructure and public sector contracts. Performance of long duration contracts typically requires working capital until initial billing milestones are achieved. While EMCOR strives to maintain a net over-billed position with its customers, there can be no assurance that a net over-billed position can be maintained. EMCOR's net over-billings, defined as the balance sheet accounts billings in excess of costs and estimated earnings on uncompleted contracts less cost and estimated earnings in excess of billings on uncompleted contracts, was $119.0 million and $95.8 million as of December 31, 2004 and 2003, respectively.

Long-term liquidity requirements can be expected to be met through cash generated from operating activities, the Revolving Credit Facility, and the sale of various secured or unsecured debt and/or equity interests in the public and private markets. Based upon EMCOR's current credit ratings and financial position, EMCOR can reasonably expect to be able to issue long-term debt instruments and/or equity. Over the long term, EMCOR's primary revenue risk factor continues to be the level of demand for non-residential construction services, which is in turn influenced by macroeconomic trends including interest rates and governmental economic policy. In addition to the primary revenue risk factor, EMCOR's ability to perform work at profitable levels is critical to meeting long-term liquidity requirements.

EMCOR believes that current cash balances and borrowing capacity available under the Revolving Credit Facility or other forms of financing available through debt or equity offerings, combined with cash expected to be generated from operations, will be sufficient to provide short-term and foreseeable long-term liquidity and meet expected capital expenditure requirements. However, EMCOR is a party to lawsuits and other proceedings in which other parties seek to recover from it amounts ranging from a few thousand dollars to over $70.0 million. If EMCOR was required to pay damages in one or more such proceedings, such payments could have a material adverse effect on its financial position, results of operations and/or cash flows.

Certain Insurance Matters

As of December 31, 2004, EMCOR utilized approximately $43.7 million of letters of credit issued pursuant to its Revolving Credit Facility as collateral for its insurance obligations.

New Accounting Pronouncement

On December 16, 2004, the Financial Accounting Standards Board (FASB) issued FASB Statement No. 123 (revised 2004), Share-Based Payment ("123(R)"), which is a revision of FASB Statement No. 123, Accounting for Stock-Based Compensation. Statement 123(R) supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees, and amends FASB Statement No. 95, Statement of Cash Flows. Generally, the approach in Statement 123(R) is similar to the approach described in Statement 123. However, Statement 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure will no longer be an alternative. Statement 123(R) must be adopted no later than July 1, 2005. EMCOR will adopt Statement 123(R) on July 1, 2005.

As permitted by Statement 123, EMCOR currently accounts for share-based payments to employees using Opinion 25's intrinsic value method and, as such, generally recognizes no compensation cost for employee stock options. Accordingly, the adoption of Statement 123(R)'s fair value method will have a significant impact on our result of operations, although it will have no impact on our overall financial position. EMCOR is currently evaluating the impact that adoption of Statement 123(R) will have on the results of operations in 2005. The impact of the standard on future operating results cannot be predicted at this time because it will depend on levels of share-based payments granted in the future. Statement 123(R) requires the benefits of tax deductions in excess of recognized compensation cost to be reported as a financing cash flow, rather than as an operating cash flow as required under current literature. This requirement will reduce net operating cash flows and increase net financing cash flows in periods after adoption. While EMCOR cannot estimate what those amounts will be in the future (because they depend on, among other things, when employees exercise stock options), the amount of operating cash flows recognized in prior periods for such excess tax deductions were not material. On the first business day of 2005, options to purchase an aggregate of 290,200 shares of EMCOR common stock were granted pursuant to the 2003 Management Stock Incentive Plan, and options to purchase an aggregate of 31,752 shares of EMCOR common stock were granted pursuant to the 1997 Stock Option Plan for directors.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

EMCOR has not used derivative financial instruments for any purpose during the years ended December 31, 2004 and 2003, including trading or speculating on changes in interest rates or commodity prices of materials used in its business.

EMCOR is exposed to market risk for changes in interest rates for borrowings under the Revolving Credit Facility. Borrowings under that facility bear interest at variable rates, and the fair value of this borrowing is not significantly affected by changes in market interest rates. As of December 31, 2004, there was $80.0 million of borrowings outstanding under the facility, and these borrowings bear interest at (a) a rate which is the prime commercial lending rate announced by Harris Nesbitt from time to time (5.25% at December 31, 2004) plus 0% to 1.0%, based on certain financial tests or (b) United States dollar LIBOR (at December 31, 2004, the rate was 2.42%) plus 1.5% to 2.5%, based on certain financial tests. Based on the borrowings outstanding of $80.0 million, if the overall interest rates were to increase by 1.0%, the net of tax interest expense would increase approximately $0.5 million in the next twelve months. Conversely, if the overall interest rates were to decrease by 1.0%, interest expense would decrease by approximately $0.5 million in the next twelve months. The Revolving Credit Facility expires in September 2007. There is no guarantee that EMCOR will be able to renew the facility at its expiration.

EMCOR is also exposed to market risk and the market's potential related impact on accounts receivable or costs and estimated earnings in excess of billings on uncompleted contracts. The amounts recorded may be at risk if customers' ability to pay these obligations is negatively impacted by economic conditions. EMCOR continually monitors the credit worthiness of its customers and maintains ongoing discussions with customers regarding contract status with respect to change orders and billing terms. Therefore, EMCOR believes it takes appropriate action to manage market and other risks, but there is no assurance that it will be able to reasonably identify all risks with respect to collectibility of these assets. See also the previous discussion of Accounts Receivable under the heading "Application of Critical Accounting Policies" in the Management's Discussion and Analysis of Results of Operations and Financial Condition.

Amounts invested in EMCOR's foreign operations are translated into U. S. dollars at the exchange rates in effect at year end. The resulting translation adjustments are recorded as accumulated other comprehensive income, a component of stockholders' equity, in its consolidated balance sheets. EMCOR believes the exposure to the effects that fluctuating foreign currencies may have on its consolidated results of operations is limited because the foreign operations primarily invoice customers and collect obligations in their respective local currencies. Additionally, expenses associated with these transactions are generally contracted and paid for in their same local currencies.

This Annual Report on Form 10-K contains certain forward-looking statements within the meaning of the Private Securities Reform Act of 1995. All forward-looking statements included in this Annual Report are based upon information available to EMCOR, and management's perception thereof, as of the date of this Annual Report. EMCOR assumes no obligation to update any such forward-looking statements. These forward-looking statements include statements regarding market share growth, gross profit, project mix, projects with varying profit margins, and selling, general and administrative expenses. These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. Accordingly, these statements are no guarantee of future performance. Such risk and uncertainties include, but are not limited to, adverse effects of general economic conditions, changes in the political environment, changes in the specific markets for EMCOR's services, adverse business conditions, increased competition, unfavorable labor productivity, mix of business, and risks associated with foreign operations. Certain of the risks and factors associated with EMCOR's business are also discussed in other reports filed by EMCOR from time to time with the Securities and Exchange Commission. Readers should take the aforementioned risks and factors into account in evaluating any forward-looking statements.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

EMCOR Group, Inc.
and Subsidiaries

CONSOLIDATED BALANCE SHEETS
(In thousands, except share and per share data)

	December 31, 2004	December 31, 2003
ASSETS		
Current assets:		
Cash and cash equivalents	$ 70,404	$ 78,260
Accounts receivable, less allowance for doubtful accounts of $36,185 and $43,706, respectively	1,073,454	1,009,170
Costs and estimated earnings in excess of billings on uncompleted contracts	240,716	249,393
Inventories	10,580	9,863
Prepaid expenses and other	30,417	42,470
Total current assets	1,425,571	1,389,156
Investments, notes and other long-term receivables	26,472	26,452
Property, plant and equipment, net	56,468	66,156
Goodwill	279,432	277,994
Identifiable intangible assets, less accumulated amortization of $7,017 and $3,573, respectively	18,782	22,226
Other assets	11,244	13,263
Total assets	$1,817,969	$1,795,247
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Borrowings under working capital credit line	$ 80,000	$ 139,400
Current maturities of long-term debt and capital lease obligations	806	367
Accounts payable	467,415	451,713
Billings in excess of costs and estimated earnings on uncompleted contracts	359,667	345,207
Accrued payroll and benefits	138,771	131,623
Other accrued expenses and liabilities	115,714	110,147
Total current liabilities	1,162,373	1,178,457
Long-term debt and capital lease obligations	1,332	561
Other long-term obligations	91,903	94,873
Total liabilities	1,255,608	1,273,891
Stockholders' equity:		
Preferred stock, $0.10 par value, 1,000,000 shares authorized, zero issued and outstanding	—	—
Common stock, $0.01 par value, 30,000,000 shares authorized, 16,324,335 and 16,155,844 shares issued, respectively	163	162
Capital surplus	318,122	316,729
Accumulated other comprehensive income	7,699	1,257
Retained earnings	253,128	219,921
Treasury stock, at cost, 1,088,286 and 1,123,651 shares, respectively	(16,751)	(16,713)
Total stockholders' equity	562,361	521,356
Total liabilities and stockholders' equity	$1,817,969	$1,795,247

The accompanying notes to consolidated financial statements are an integral part of these statements.

EMCOR Group, Inc.
and Subsidiaries

CONSOLIDATED STATEMENTS OF OPERATIONS
For The Years Ended December 31,
(In thousands, except per share data)

	2004	2003	2002
Revenues	$4,747,880	$4,534,646	$3,968,051
Cost of sales	4,300,978	4,052,192	3,485,417
Gross profit	446,902	482,454	482,634
Selling, general and administrative expenses	399,338	435,397	367,095
Restructuring expenses	8,274	—	—
Gain on sale of assets	2,839	—	—
Operating income	42,129	47,057	115,539
Interest expense	(8,883)	(8,939)	(4,096)
Interest income	1,886	703	1,997
Gain on sale of equity investment	1,844	—	—
Minority interest	(3,814)	(1,905)	(1,114)
Income before income taxes	33,162	36,916	112,326
Income tax (benefit) provision	(45)	16,295	49,424
Net income	$ 33,207	$ 20,621	$ 62,902
Basic earnings per share	$ 2.18	$ 1.38	$ 4.23
Diluted earnings per share	$ 2.13	$ 1.33	$ 4.07

The accompanying notes to consolidated financial statements are an integral part of these statements.

EMCOR Group, Inc.
and Subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOWS
For The Years Ended December 31,
(In thousands)

	2004	2003	2002
Cash flows from operating activities:			
Net income	$ 33,207	$ 20,621	$ 62,902
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	20,939	21,717	15,371
Amortization of identifiable intangible assets	3,444	2,818	755
Provision for doubtful accounts	7,026	11,249	3,354
Minority interest	3,814	1,905	1,114
Deferred income taxes	13,704	7,451	7,432
Gain on sale of assets and equity investment	(4,683)	—	—
(Gain) loss on sale of property, plant and equipment	(196)	314	(190)
Non-cash expense for amortization of debt issuance costs	1,925	1,416	630
Non-cash expense for Restricted Stock Units	—	—	557
	79,180	67,491	91,925
Change in operating assets and liabilities excluding effect of businesses acquired:			
(Increase) decrease in accounts receivable	(55,244)	(49,171)	28,464
Decrease (increase) in inventories and contracts in progress, net	21,130	(29,018)	(14,174)
Increase in accounts payable	6,912	40,931	32,653
Increase (decrease) in accrued payroll and benefits and other accrued expenses and liabilities	10,459	(27,351)	14,860
Changes in other assets and liabilities, net	(7,954)	(1,258)	779
Net cash provided by operating activities	54,483	1,624	154,507
Cash flows from investing activities:			
Proceeds from sale of assets and equity investment	10,061	—	—
Proceeds from sale of property, plant and equipment	4,964	1,872	2,009
Purchase of property, plant and equipment	(16,134)	(17,940)	(15,585)
Payments for acquisitions of businesses and related earn-out agreements	(1,568)	(10,943)	(343,358)
Net disbursements for other investments	(1,281)	(1,810)	(7,679)
Payments received pursuant to indemnity provisions of acquisition agreements	—	5,244	—
Net cash used in investing activities	(3,958)	(23,577)	(364,613)
Cash flows from financing activities:			
Proceeds from working capital credit lines	1,365,950	1,445,904	248,000
Repayments of working capital credit lines	(1,425,350)	(1,418,504)	(136,000)
Borrowings for long-term debt	31	—	70
Repayments for long-term debt	(144)	(22,241)	(1,100)
Repayments for capital lease obligations	(458)	(12)	(34)
Net proceeds from exercise of stock options	1,590	1,963	2,507
Net cash (used in) provided by financing activities	(58,381)	7,110	113,443
Decrease in cash and cash equivalents	(7,856)	(14,843)	(96,663)
Cash and cash equivalents at beginning of year	78,260	93,103	189,766
Cash and cash equivalents at end of year	$ 70,404	$ 78,260	$ 93,103

The accompanying notes to consolidated financial statements are an integral part of these statements.

EMCOR Group, Inc.
and Subsidiaries

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY AND COMPREHENSIVE INCOME
(In thousands)

	Total Stock-holders' equity	Common stock	Capital surplus	Accumulated other comprehensive income (loss) (1)	Retained earnings	Treasury stock	Comprehensive income
Balance, December 31, 2001	$421,933	$159	$307,636	$(5,424)	$136,398	$(16,836)	
Net income	62,902	—	—	—	62,902	—	$62,902
Foreign currency translation adjustments	3,725	—	—	3,725	—	—	3,725
Pension plan additional minimum liability, net of tax benefit of $1.9 million	(3,449)	—	—	(3,449)	—	—	(3,449)
Comprehensive income							$63,178
Common stock issued under stock option plans, net	2,507	2	2,505	—	—	—	
Value of Restricted Stock Units (4)	2,252	—	2,252	—	—	—	
Balance, December 31, 2002	489,870	161	312,393	(5,148)	199,300	(16,836)	
Net income	20,621	—	—	—	20,621	—	$20,621
Foreign currency translation adjustments	12,440	—	—	12,440	—	—	12,440
Pension plan additional minimum liability, net of tax benefit of $2.6 million	(6,035)	—	—	(6,035)	—	—	(6,035)
Comprehensive income							$27,026
Common stock issued under stock option plans, net	3,026	1	2,902	—	—	123	
Value of Restricted Stock Units (4)	1,434	—	1,434	—	—	—	
Balance, December 31, 2003	521,356	162	316,729	1,257	219,921	(16,713)	
Net income	33,207	—	—	—	33,207	—	$33,207
Foreign currency translation adjustments	5,409	—	—	5,409	—	—	5,409
Pension plan reduction of minimum liability, net of tax provision of $2.6 million	1,033	—	—	1,033	—	—	1,033
Comprehensive income							$39,649
Issuance of treasury stock for restricted stock units (2)	—	—	(836)	—	—	836	
Treasury stock, at cost (3)	(902)	—	—	—	—	(902)	
Common stock issued under stock option plans, net	1,590	1	1,561	—	—	28	
Value of Restricted Stock Units (4)	668	—	668	—	—	—	
Balance, December 31, 2004	$562,361	$163	$318,122	$ 7,699	$253,128	$(16,751)	

(1) Represents cumulative foreign currency translation and net of tax minimum pension liability adjustments of $12.7 million and $(5.0) million, respectively, as of December 31, 2004. Represents cumulative foreign currency translation and net of tax minimum pension liability adjustments of $7.3 million and $(6.0) million, respectively, as of December 31, 2003.

(2) Represents common stock transferred at cost from treasury stock upon the vesting of restricted stock units.

(3) Represents value of shares of common stock withheld by EMCOR for income tax withholding requirements upon the vesting of restricted stock units.

(4) Shares of common stock will be issued in respect of restricted stock units. This amount represents the value of restricted stock units at the date of grant plus the related compensation expense in the current year due to an increase in market value of the underlying common stock. As of October 2002, the terms of the restricted stock unit plan were changed resulting in fixed plan accounting after the grant date from the date of this change for both existing and new grants.

The accompanying notes to the consolidated financial statements are an integral part of these statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE A — NATURE OF OPERATIONS

EMCOR Group, Inc., a Delaware corporation, and subsidiaries (collectively "EMCOR"), is one of the largest mechanical and electrical construction and facilities services firms in the United States, Canada, the United Kingdom and in the world. EMCOR specializes in providing services relating to mechanical and electrical systems in facilities of all types and in providing comprehensive services for the operation, maintenance and management of substantially all aspects of such facilities, commonly referred to as "facilities services." EMCOR designs, integrates, installs, starts up, operates and maintains various mechanical and electrical systems, including: (a) heating, ventilation, air conditioning, refrigeration and clean-room process ventilation systems; (b) plumbing, process and high-purity piping systems; (c) systems for the generation and distribution of electrical power; (d) lighting systems; (e) low-voltage systems such as fire alarm, security, communication and process control systems; and (f) voice and data communications systems. EMCOR provides mechanical and electrical construction services and facilities services directly to corporations, municipalities and other governmental entities, owners/developers and tenants of buildings. It also provides these services indirectly by acting as a subcontractor to general contractors, systems suppliers and other subcontractors. Mechanical and electrical construction services generally fall into one of two categories: (a) large installation projects with contracts often in the multi-million dollar range that involve construction of industrial and commercial buildings and institutional and public works facilities or the fit-out of large blocks of space within commercial buildings and (b) smaller installation projects typically involving fit-out, renovation and retrofit work. EMCOR's facilities services, which are needed to support the operation of a customer's facilities, include site-based operations and maintenance, mobile maintenance and service, facilities management, remote monitoring, small modification and retrofit projects, technical consulting and diagnostic services, installation and support for building systems, and program development, energy management programs and the design and construction of energy-related projects. These services are provided to a wide range of commercial, industrial, utility and institutional facilities including those at which EMCOR provided construction services.

NOTE B — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The consolidated financial statements include the accounts of EMCOR and its majority-owned subsidiaries. Significant intercompany accounts and transactions have been eliminated. All investments over which EMCOR exercises significant influence, but does not control (a 20% to 50% ownership interest), are accounted for using the equity method of accounting.

The results of operations for the year ended December 31, 2002 include, from the respective dates of acquisition, the results of a group of companies (the "Acquired Comfort Companies") acquired from Comfort Systems USA, Inc. ("Comfort") on March 1, 2002 and the results of Consolidated Engineering Services, Inc. ("CES") acquired on December 19, 2002. The results of operations of other acquisitions, which are not material, have been included in the results of operations from the date of the respective acquisition by EMCOR.

Principles of Preparation

The preparation of the consolidated financial statements, in conformity with accounting principles generally accepted in the United States, requires EMCOR to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassifications of the prior year's presentations of minority interest in the consolidated statements of operations have been made in the accompanying consolidated financial statements where appropriate to conform to the current year presentation.

Revenue Recognition

Revenues from long-term construction contracts are recognized on the percentage-of-completion method. Percentage-of-completion is measured principally by the percentage of costs incurred to date for each contract to the estimated total costs for such contract at completion. Certain of EMCOR's electrical contracting business units measure percentage-of-completion by the percentage of labor costs incurred to date for each contract to the estimated total labor costs for such contract. Revenues from services contracts are recognized as services are provided. There are two basic types of services contracts: (a) fixed price facilities services contracts which are signed in advance for maintenance, repair and retrofit work over periods typically ranging from one to three years (for which there may be EMCOR employees at the customer's site full time) and (b) services contracts which may or may not be signed in advance for similar maintenance, repair and retrofit work on an as needed basis (frequently referred to as time and material work). Fixed price services contracts are generally performed over the contract period, and accordingly, revenue is recognized on a pro-rata basis over the life of the contract. Revenues derived from other services contracts are recognized when the services are performed in accordance with Staff Accounting Bulletin

NOTE B — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — (Continued)

No. 104, "Revenue Recognition, revised and updated." Expenses related to all services contracts are recognized as incurred. Provisions for estimated losses on uncompleted long-term contracts are made in the period in which such losses are determined. In the case of customer change orders for uncompleted long-term construction contracts, estimated recoveries are included for work performed in forecasting ultimate profitability on certain contracts. Due to uncertainties inherent in the estimation process, it is reasonably possible that completion costs, including those arising from contract penalty provisions and final contract settlements, will be revised in the near-term. Such revisions to costs and income are recognized in the period in which the revisions are determined.

Costs and estimated earnings on uncompleted contracts

Costs and estimated earnings in excess of billings on uncompleted contracts arise when revenues have been recorded but the amounts cannot be billed under the terms of the contracts. Such amounts are recoverable from customers upon various measures of performance, including achievement of certain milestones, completion of specified units or completion of the contract. Also included in costs and estimated earnings on uncompleted contracts are amounts EMCOR seeks or will seek to collect from customers or others for errors or changes in contract specifications or design, contract change orders in dispute or unapproved as to both scope and price, or other customer-related causes of unanticipated additional contract costs (unapproved change orders and claims). These amounts are recorded at their estimated net realizable value when realization is probable and can be reasonably estimated. No profit is recognized on the construction costs incurred in connection with claim amounts. Claims made by EMCOR involve negotiation and, in certain cases, litigation. In the event litigation costs are incurred by EMCOR in connection with claims, such litigation costs are expensed as incurred although EMCOR may seek to recover these costs. EMCOR believes that it has established legal bases for pursuing recovery of its recorded claims, and it is management's intention to pursue and litigate such claims, if necessary, until a decision or settlement is reached. Unapproved change orders and claims also involve the use of estimates, and it is reasonably possible that revisions to the estimated recoverable amounts of recorded unapproved change orders and claims may be made in the near-term. If EMCOR does not successfully resolve these matters, a net expense (recorded as a reduction in revenues), may be required, in addition to amounts that have been previously provided for. Claims against EMCOR are recognized when a loss is considered probable and amounts are reasonably determinable.

Costs and estimated earnings on uncompleted contracts and related amounts billed as of December 31, 2004 and 2003 were as follows (in thousands):

	2004	2003
Costs incurred on uncompleted contracts	$8,390,950	$7,942,997
Estimated earnings	450,481	499,556
	8,841,431	8,442,553
Less: billings to date	8,960,382	8,538,367
	$ (118,951)	$ (95,814)

Such amounts were included in the accompanying Consolidated Balance Sheets at December 31, 2004 and 2003 under the following captions (in thousands):

	2004	2003
Costs and estimated earnings in excess of billings on uncompleted contracts	$ 240,716	$ 249,393
Billings in excess of costs and estimated earnings on uncompleted contracts	(359,667)	(345,207)
	$ (118,951)	$ (95,814)

As of December 31, 2004 and 2003, costs and estimated earnings in excess of billings on uncompleted contracts included unbilled revenues for unapproved change orders of approximately $65.4 million and $43.0 million, respectively, and for claims of approximately $53.5 million and $51.4 million, respectively. In addition, accounts receivable as of December 31, 2004 and 2003 includes claims of approximately $5.4 million and $9.4 million, respectively, and contractually billed amounts related to such contracts of $75.5 million and $53.1 million, respectively. Generally, contractually billed amounts will not be paid by the customer to EMCOR until final resolution of related claims. Included in the claims amount is approximately $28.6 million and $31.2 million as of December 31, 2004 and 2003, respectively, related to projects of EMCOR's Poole & Kent subsidiary, which projects had commenced prior to EMCOR's acquisition of Poole & Kent in 1999. The Poole & Kent claims amount principally relates to a civil action in which Poole & Kent is a participant, see Note O — Legal Proceedings.

NOTE B — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — (Continued)

Classification of Contract Amounts

In accordance with industry practice, EMCOR classifies as current all assets and liabilities related to the performance of long-term contracts. The contracting cycle for certain long-term contracts may extend beyond one year, and accordingly, collection or payment of amounts related to these contracts may extend beyond one year. Accounts receivable at December 31, 2004 and 2003 included $212.3 million and $189.5 million, respectively, of retainage billed under terms of the contracts. EMCOR estimates that approximately 86.2% of retainage recorded at December 31, 2004 will be collected during 2005.

Cash and cash equivalents

For purposes of the consolidated financial statements, EMCOR considers all highly liquid instruments with original maturities of three months or less to be cash equivalents. EMCOR maintains a centralized cash management program whereby its excess cash balances are invested in high quality, short-term money market instruments, which are considered cash equivalents. At times, cash balances in EMCOR's bank accounts may exceed federally insured limits.

Inventories

Inventories, which consist primarily of construction materials, are stated at the lower of cost or market. Cost is determined principally using the average cost method. Inventories increased by $0.7 million to $10.6 million at December 31, 2004 compared to $9.9 million at December 31, 2003.

Investments, notes and other long-term receivables

Investments, notes and other long-term receivables was $26.5 million at December 31, 2004 and 2003 and primarily consists of investments in joint ventures accounted for using the equity method of accounting. Included as investments, notes and other long-term receivables were investments of $18.7 million and $18.9 million as of December 31, 2004 and 2003, respectively, relating to a venture with Baltimore Gas & Electric. This joint venture designs, constructs, owns, operates, leases and maintains facilities to produce chilled water for use in air conditioning commercial properties.

Property, plant and equipment

Property, plant and equipment is stated at cost. Depreciation, including amortization of assets under capital leases, is recorded principally using the straight-line method over estimated useful lives ranging from 2 to 40 years. As events and circumstances indicate, EMCOR reviews the carrying amount of property, plant and equipment for impairment. In performing this review for recoverability, long-lived assets are assessed for possible impairment by comparing their carrying values to their undiscounted net pre-tax cash flows expected to result from the use of the asset. Impaired assets are written down to their fair values, generally determined based on their estimated future discounted cash flows. Through December 31, 2004, no adjustment for the impairment of property, plant and equipment carrying value has been required.

Property, plant and equipment in the accompanying Consolidated Balance Sheets consisted of the following amounts as of December 31, 2004 and 2003 (in thousands):

	2004	2003
Machinery and equipment	$ 69,902	$ 78,609
Furniture and fixtures	45,540	40,425
Land, buildings and leasehold improvements	45,375	41,586
	160,817	160,620
Accumulated depreciation and amortization	(104,349)	(94,464)
	$ 56,468	$ 66,156

Goodwill and Identifiable intangible assets

Goodwill at December 31, 2004 and 2003 was approximately $279.4 million and $278.0 million, respectively, and reflects the excess of cost over fair market value of net identifiable assets of companies acquired. EMCOR has adopted the following accounting standards issued by the Financial Accounting Standards Board ("FASB"): Statement of Financial Accounting Standards No. 141, "Business Combinations" ("SFAS 141") and Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets"

NOTE B — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — (Continued)

("SFAS 142"). SFAS 141 requires that all business combinations be accounted for using the purchase method of accounting and that certain intangible assets acquired in a business combination be recognized as assets apart from goodwill. SFAS 142, which was adopted as of January 1, 2002, requires goodwill to be tested for impairment at least annually. SFAS 142 requires that goodwill be allocated to the reporting units. The fair value of the reporting unit is compared to the carrying amount on an annual basis to determine if there is a potential impairment. If the fair value of the reporting unit is less than its carrying value, an impairment loss is recorded to the extent that the fair value of the goodwill within the reporting unit is less than the carrying value. The fair value of the reporting unit is determined based on discounted estimated future cash flows. Furthermore, SFAS 142 requires identifiable intangible assets other than goodwill to be tested for impairment and be amortized over their useful lives unless these lives are determined to be indefinite.

The goodwill deductible for income tax purposes was $144.3 million and $157.6 million at December 31, 2004 and 2003, respectively.

The changes in the carrying amount of goodwill during the year ended December 31, 2004 were as follows (in thousands):

	2004
Balance at beginning of period	$277,994
Earn-out payments on prior year acquisitions	1,568
Goodwill allocated to the sale of assets and other items, net	(130)
Balance at end of period	$279,432

There are no material remaining contingent payments related to acquisitions as of December 31, 2004.

Identifiable intangible assets are comprised of $12.4 million in market value of customer backlog, $7.0 million in market value of customer relationships and $6.4 million in market value of trademarks and tradenames, all acquired as a result of acquisitions in 2002. The $12.4 million attributable to backlog and $7.0 million attributable to customer relationships are being amortized on a straight-line method over periods from one to seven years. The backlog and customer relationships presented in the consolidated balance sheets are net of accumulated amortization of $7.0 million and $3.6 million at December 2004 and 2003, respectively. The $6.4 million attributable to trademarks and tradenames is not being amortized as trademarks and tradenames have indefinite lives, but are subject to an annual review for impairment in accordance with SFAS 142. See Note C - Acquisitions of Businesses for additional information. The following table presents the estimated future amortization expense of identifiable intangible assets (in thousands):

2005	$ 3,092
2006	2,740
2007	2,740
2008	2,740
Thereafter	1,070
	$12,382

Insurance Liabilities

EMCOR's insurance liabilities are determined actuarially based on claims filed and an estimate of claims incurred but not yet reported. At December 31, 2004 and 2003, the estimated current portion of undiscounted insurance liabilities of $17.6 million and $16.0 million, respectively, were included in "Other accrued expenses and liabilities" in the accompanying Consolidated Balance Sheets. The estimated non-current portion of the undiscounted insurance liabilities were included in "Other long-term obligations" and at December 31, 2004 and 2003 were $63.2 million and $74.6 million, respectively. EMCOR's insurance liabilities for workers' compensation, auto liability, general liability and property and casualty claims decreased $9.8 million for the year ended December 31, 2004 compared to the year ended December 31, 2003 primarily due to effective risk management and safety programs. For the years ended December 31, 2003 and 2002 these liabilities increased over the immediately preceeding year by $8.0 million and $9.0 million, respectively, primarily due to increased premiums and estimated liabilities related to the increase in revenues for the corresponding years. The decrease for 2004, and 2003 and 2002 increases are net of $9.8 million, $4.5 million and $2.3 million, respectively, in reduction of insurance liabilities previously established for insurance exposures as a consequence of effective risk management and safety programs.

NOTE B — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — (Continued)

Fair Value of Financial Instruments

The carrying values of EMCOR's financial instruments, which include accounts receivable and other financing commitments, approximate their fair values due primarily to their short-term maturities.

Foreign Operations

The financial statements and transactions of EMCOR's foreign subsidiaries are maintained in their functional currency and translated into U.S. dollars in accordance with Statement of Financial Accounting Standards No. 52, "Foreign Currency Translation." Translation adjustments have been recorded as Accumulated other comprehensive income, a separate component of Stockholders' equity.

Income Taxes

EMCOR accounts for income taxes in accordance with the provisions of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS 109"). SFAS 109 requires an asset and liability approach which requires the recognition of deferred tax assets and deferred tax liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities. Valuation allowances are established when necessary to reduce net deferred tax assets to the amount expected to be realized.

Derivatives and Hedging Activities

Gains and losses on contracts designated as hedges of net investments in foreign subsidiaries are recognized in the Consolidated Statements of Stockholders' Equity and Comprehensive Income as a component of Accumulated other comprehensive income.

As of December 31, 2004, 2003 and 2002, EMCOR did not have any derivative instruments.

Valuation of Stock Option Grants

At December 31, 2004, EMCOR has stock-based compensation plans and programs, which are described more fully in Note I - Stock Options and Stock Plans. EMCOR applies Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25") and related interpretations in accounting for its stock options. Accordingly, no compensation cost has been recognized in the accompanying Consolidated Statements of Operations for the years ended December 31, 2004, 2003 and 2002 in respect of stock options granted during those years inasmuch as EMCOR grants stock options at fair market value. Had compensation cost for these options been determined consistent with Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), EMCOR's net income, basic earnings per share ("Basic EPS") and diluted earnings per share ("Diluted EPS") would have been reduced from the following "as reported amounts" to the following "pro forma amounts" (in thousands, except per share amounts):

	For the Years Ended		
	2004	2003	2002
Net income:			
As reported	$33,207	$20,621	$62,902
Less: Total stock-based compensation expense determined under fair value based method, (described in Note I), net of related tax effects	2,981	1,199	2,690
Pro forma	$30,226	$19,422	$60,212
Basic EPS:			
As reported	$ 2.18	$ 1.38	$ 4.23
Pro forma	$ 1.99	$ 1.30	$ 4.05
Diluted EPS:			
As reported	$ 2.13	$ 1.33	$ 4.07
Pro forma	$ 1.94	$ 1.26	$ 3.90

NOTE B — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — (Continued)

New Accounting Pronouncements

On December 16, 2004, the Financial Accounting Standards Board (FASB) issued FASB Statement No. 123 (revised 2004), Share-Based Payment ("123(R)"), which is a revision of FASB Statement No. 123, Accounting for Stock-Based Compensation. Statement 123(R) supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees, and amends FASB Statement No. 95, Statement of Cash Flows. Generally, the approach in Statement 123(R) is similar to the approach described in Statement 123. However, Statement 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure will no longer be an alternative. Statement 123(R) must be adopted no later than July 1, 2005. EMCOR will adopt Statement 123(R) on July 1, 2005.

As permitted by Statement 123, EMCOR currently accounts for share-based payments to employees using Opinion 25's intrinsic value method and, as such, generally recognizes no compensation cost for employee stock options. Accordingly, the adoption of Statement 123(R)'s fair value method will have a significant impact on our result of operations, although it will have no impact on our overall financial position. EMCOR is currently evaluating the impact that adoption of Statement 123(R) will have on the results of operations in 2005. The impact of adoption of the standard on future operating results cannot be predicted at this time because it will depend on levels of share-based payments granted in the future. Statement 123(R) requires the benefits of tax deductions in excess of recognized compensation cost to be reported as a financing cash flow, rather than as an operating cash flow as required under current literature. This requirement will reduce net operating cash flows and increase net financing cash flows in periods after adoption. While EMCOR cannot estimate what those amounts will be in the future (because they depend on, among other things, when employees exercise stock options), the amount of operating cash flows recognized in prior periods for such excess tax deductions were not material. On the first business day of 2005, options to purchase an aggregate of 290,200 shares of EMCOR common stock were granted pursuant to the 2003 Management Stock Incentive Plan, and options to purchase an aggregate of 31,752 shares of EMCOR common stock were granted pursuant to the 1997 Stock Option Plan for directors.

NOTE C — ACQUISITIONS OF BUSINESSES AND DISPOSITIONS OF ASSETS

On March 1, 2002, EMCOR acquired the Acquired Comfort Companies. Accordingly, the Consolidated Results of Operations for EMCOR for the year ended December 31, 2002 include the results of operations for the Acquired Comfort Companies since March 1, 2002. The purchase price paid for the Acquired Comfort Companies was $186.25 million and was comprised of $164.15 million in cash and $22.1 million by assumption of Comfort's notes payable to former owners of certain of the Acquired Comfort Companies. In 2002, pursuant to the terms of the acquisition agreement, an additional $7.1 million of cash purchase price was paid by EMCOR to Comfort subsequent to the acquisition date due to an increase in net assets of the Acquired Comfort Companies between the closing date and an agreed upon pre-closing date. The acquisition was funded with $121.25 million of EMCOR's funds and $50.0 million from borrowings under EMCOR's revolving credit facility. The Acquired Comfort Companies, which are based predominantly in the United States midwest and New Jersey, are active in the installation and maintenance of mechanical systems and the design and installation of process and fire protection systems. Services are provided to a wide variety of industries, including the food processing, pharmaceutical and manufacturing/distribution sectors. During 2003, EMCOR reduced goodwill by $8.4 million upon receipt of $5.2 million in settlement of Comfort's obligations to EMCOR under the indemnity provisions of the acquisition agreement and of $3.2 million of other purchase price adjustments primarily related to deferred income taxes.

On December 19, 2002, EMCOR acquired CES. CES primarily provides a broad array of facilities services, including comprehensive facilities management, operation and maintenance, mobile services, remote monitoring, technical consulting and diagnostic services, and installation and support for building systems. The purchase price paid for CES was $178.0 million, of which $156.0 million was paid from borrowings under EMCOR's revolving credit facility and $22.0 million was paid from EMCOR's funds. During 2003, EMCOR reduced goodwill by $9.4 million inasmuch as EMCOR attributed $11.2 million of the purchase price to CES identifiable intangible assets offset by other final purchase price and allocation adjustments of $1.8 million.

In 2003 and 2002, EMCOR acquired one additional company for which an aggregate of $8.0 million and $3.4 million was paid, respectively.

EMCOR believes the addition of the companies acquired in 2002, which are generally in geographic markets where EMCOR did not have significant presence, furthers EMCOR's goal of market and geographic diversification, expansion of its facilities services operations and expansion of its services offerings. Additionally, the acquisitions create more opportunities for EMCOR companies to collaborate on national facilities services contracts. These factors contributed to total goodwill, representing the excess purchase price over the fair value of amounts assigned to the net assets acquired, of $207.9 million in 2003 compared to total preliminary goodwill of $225.8 million in 2002.

NOTE C — ACQUISITIONS OF BUSINESSES AND DISPOSITIONS OF ASSETS — (Continued)

During 2004 and 2003, EMCOR paid an aggregate of $1.6 million and $2.0 million in cash, respectively, by reason of earn-out obligations in respect of prior year acquisitions.

The gain on sale of assets of $2.8 million for the year ended December 31, 2004 was related to the September 1, 2004 sale of assets of EMCOR's United Kingdom Delcommerce equipment rental services division. Contemporaneously with the sale, EMCOR entered into a long-term agreement to utilize the equipment rental services of the purchaser, a publicly traded United Kingdom company. The $1.8 million gain on sale of an equity investment of 2004 was attributable to the August 2004 sale of EMCOR's interest in a South African joint venture, the operating results of which had been reported in the Other international segment. There were no sales of assets or equity investments in either of the years ended December 31, 2003 and 2002 other than disposal of property, plant and equipment in the normal course of business.

The following tables present unaudited pro forma results of operations including all companies acquired during 2002 as if the acquisitions had occurred at the beginning of fiscal 2002. The unaudited pro forma results of operations for companies acquired during 2003 have been excluded due to immateriality. The unaudited pro forma results of operations are not necessarily indicative of the results of operations had the acquisitions actually occurred at the beginning of fiscal 2002, nor is it necessarily indicative of future operating results (in thousands, except per share data):

		Adjustments to Arrive at Pro Forma Results of Operations (Unaudited) For the Year Ended December 31, 2002			
	EMCOR as Reported	Acquired Comfort Companies (1)	CES (2)	Other Acquisitions (3)	Pro Forma
Revenues	$3,968,051	$94,084	$403,900	$15,284	$4,481,319
Operating income (loss)	$ 115,539	$ (40)	$ 11,401	$ 1,401	$ 128,301
Interest (expense) income, net	$ (2,099)	$ 162	$ (6,509)	$ 7	$ (8,439)
Income before income taxes	$ 112,326	$ 122	$ 4,892	$ 1,408	$ 118,748
Net income	$ 62,902	$ 68	$ 2,740	$ 788	$ 66,498
Basic earnings per share	$ 4.23	$ 0.01	$ 0.18	$ 0.05	$ 4.47
Diluted earnings per share	$ 4.07	$ 0.00	$ 0.18	$ 0.05	$ 4.30

(1) Adjustments to arrive at pro forma results of operations for the year ended December 31, 2002 represent results from January 1, 2002 through the acquisition date of March 1, 2002.

(2) Adjustments to arrive at pro forma results of operations for the year ended December 31, 2002 represent results from January 1, 2002 through the acquisition date of December 19, 2002.

(3) Adjustments to arrive at pro forma results of operations for the year ended December, 31, 2002 represent results from January 1, 2002 through the date of each acquisition.

NOTE D — EARNINGS PER SHARE

The following tables summarize EMCOR's calculation of Basic and Diluted Earnings per Share ("EPS") for the years ended December 31, 2004, 2003 and 2002:

2004	Income (Numerator)	Shares (Denominator)	Per Share Amount
Basic EPS			
Income available to common stockholders	$33,207,000	15,197,905	$2.18
Effect of Dilutive Securities:			
Options	—	368,832	
Diluted EPS	$33,207,000	15,566,737	$2.13

2003	Income (Numerator)	Shares (Denominator)	Per Share Amount
Basic EPS			
Income available to common stockholders	$20,621,000	14,986,079	$1.38
Effect of Dilutive Securities:			
Options	—	475,619	
Diluted EPS	$20,621,000	15,461,698	$1.33

2002	Income (Numerator)	Shares (Denominator)	Per Share Amount
Basic EPS			
Income available to common stockholders	$62,902,000	14,876,906	$4.23
Effect of Dilutive Securities:			
Options	—	580,096	
Diluted EPS	$62,902,000	15,457,002	$4.07

The number of EMCOR's options granted, which were excluded from the computation of Diluted EPS for the years ended December 31, 2004, 2003 and 2002 because they would be antidilutive, were 886,647, 425,499 and 45,000, respectively.

NOTE E — CURRENT DEBT

2002 Credit Facility

On September 26, 2002, EMCOR entered into a $275.0 million five year revolving credit agreement (the "Revolving Credit Facility"). Effective July 9, 2003, EMCOR increased its borrowing capacity under the Revolving Credit Facility to $350.0 million. The Revolving Credit Facility, which replaced a credit facility entered into on December 22, 1998, is guaranteed by certain direct and indirect subsidiaries of EMCOR, is secured by substantially all of the assets of EMCOR and most of its subsidiaries and provides for borrowings in the form of revolving loans and letters of credit. The Revolving Credit Facility contains various covenants requiring, among other things, maintenance of certain financial ratios and certain restrictions with respect to payment of dividends, common stock repurchases, investments, acquisitions, indebtedness and capital expenditures. A commitment fee is payable on the average daily unused amount of the Revolving Credit Facility. The fee ranges from 0.3% to 0.5% of the unused amount, based on certain financial tests. Loans under the Revolving Credit Facility bear interest at (a) a rate which is the prime commercial lending rate announced by Harris Nesbitt from time to time (5.25% at December 31, 2004) plus 0% to 1.0%, based on certain financial tests or (b) United States dollar LIBOR (at December 31, 2004, the rate was 2.42%) plus 1.5% to 2.5%, based on certain financial tests. The interest rates in effect at December 31, 2004 were 5.50% and 4.17% for the prime commercial lending rate and the United States dollar LIBOR, respectively. Letter of credit fees issued under this facility range from 0.75% to 2.5% of the respective face amounts of the letters of credit issued and are charged based on the type of letter of credit issued and certain financial tests. As of December 31, 2004 and 2003, EMCOR had approximately $54.3 million and $49.2 million of letters of credit outstanding, respectively. EMCOR had borrowings of $80.0 million and $139.4 million outstanding under the Revolving Credit Facility at December 31, 2004 and 2003, respectively.

NOTE E — CURRENT DEBT — (Continued)

Foreign Borrowings

In August 2001, EMCOR's Canadian subsidiary, Comstock Canada Ltd., renewed a credit agreement with a bank providing for an overdraft facility of up to Cdn. $0.5 million. The facility is secured by a standby letter of credit and provides for interest at the bank's prime rate, which was 4.25% at December 31, 2004. There were no borrowings outstanding under this credit agreement at December 31, 2004 or 2003.

NOTE F — LONG-TERM DEBT

Long-term debt in the accompanying Consolidated Balance Sheets consisted of the following amounts as of December 31, 2004 and 2003 (in thousands):

	2004	2003
Capitalized Lease Obligations at weighted average interest rates from 2.0% to 8.25%, payable in varying amounts through 2009	$1,662	$339
Other, at weighted average interest rates of approximately 10.0%, payable in varying amounts through 2012	476	589
	2,138	928
Less: current maturities	806	367
	$1,332	$561

Capitalized Lease Obligations

See Note K — Commitments and Contingencies.

Other Long-Term Debt

Other long-term debt consists primarily of loans for real estate, office equipment, automobiles and building improvements. The aggregate amount of other long-term debt maturing is approximately $0.1 million in each of the next five years.

NOTE G — INCOME TAXES

The income tax benefit of less than $0.05 million for 2004 was comprised of (a) $13.9 million of income tax provision on pre-tax earnings of $33.2 million, (b) $8.2 million of income tax provision related to a valuation allowance recorded to reduce net deferred tax assets related to net operating losses and other temporary differences of the United Kingdom construction and facilities services segment inasmuch as there is uncertainty of sufficent future income to realize the benefit of such deferred tax assets and (c) the partial offset of such income tax provisions by $22.1 million of income tax benefits for income tax reserves no longer required based on current analysis of probable exposures.

EMCOR files a consolidated federal income tax return including all its U.S. subsidiaries. At December 31, 2004, EMCOR had net operating loss carryforwards ("NOLs") for U.S. income tax purposes of approximately $2.0 million, which expire in the year 2009. In addition, at December 31, 2004, EMCOR had NOLs for United Kingdom income tax purposes of approximately $21.8 million, which have no expiration date and NOLs for Canadian income tax purposes of approximately $9.0 million, which expire in 2011. The NOLs are subject to review by taxing authorities.

NOTE G — INCOME TAXES — (Continued)

The income tax provision (benefit) in the accompanying Consolidated Statements of Operations for the years ended December 31, 2004, 2003 and 2002 consisted of the following (in thousands):

	2004	2003	2002
Current:			
Federal	$(16,431)	$ 3,062	$33,762
State and local	4,988	4,987	7,686
Foreign	(2,306)	795	544
	(13,749)	8,844	41,992
Deferred	13,704	7,451	7,432
	$ (45)	$16,295	$49,424

Factors accounting for the variation from U.S. statutory income tax rates for the years ended December 31, 2004, 2003 and 2002 were as follows (in thousands):

	2004	2003	2002
Federal income taxes at the statutory rate	$11,607	$12,921	$39,314
State and local income taxes, net of federal tax benefits	3,242	3,242	7,742
Foreign income taxes	(2,086)	(158)	85
Adjustments to valuation allowance for deferred tax assets	7,387	(153)	—
Reversal of tax reserves	(22,083)	—	—
Other	1,888	443	2,283
	$ (45)	$16,295	$49,424

The components of the net deferred income tax asset are included in "Prepaid expenses and other" ($17.1 million) and "Other long-term liabilities" ($14.6 million) at December 31, 2004 and "Prepaid expenses and other" ($23.0 million) and "Other assets" ($4.2 million) at December 31, 2003 in the accompanying Consolidated Balance Sheets. The amounts recorded for the years ended December 31, 2004 and 2003 were as follows (in thousands):

	2004	2003
Deferred income tax assets:		
Net operating loss carryforwards	$ 11,496	$ 7,079
Excess of amounts expensed for financial statement purposes over amounts deducted for income tax purposes	34,451	46,240
Total deferred income tax assets	45,947	53,319
Valuation allowance for deferred tax assets	(10,859)	(1,971)
Net deferred income tax assets	35,088	51,348
Deferred income tax liabilities:		
Costs capitalized for financial statement purposes and deducted for income tax purposes	(32,595)	(32,565)
Total deferred income tax liabilities	(32,595)	(32,565)
Net deferred income tax asset	$ 2,493	$ 18,783

Income (loss) before income taxes for the years ended December 31, 2004, 2003 and 2002 consisted of the following (in thousands):

	2004	2003	2002
United States	$39,604	$ 55,013	$108,733
Foreign	(6,442)	(18,097)	3,593
	$33,162	$ 36,916	$112,326

The Company has not recorded deferred income taxes on the undistributed earnings of its foreign subsidiaries because of management's intent to indefinitely reinvest such earnings. Upon distribution of these earnings in the form of dividends or otherwise, EMCOR may be subject to U.S. income taxes and foreign withholding taxes. It is not practical, however, to estimate the amount of taxes that may be payable on the eventual remittance of these earnings.

NOTE H — COMMON STOCK

As of December 31, 2004 and 2003, 15,236,049 and 15,032,193 shares of EMCOR common stock were outstanding, respectively. Pursuant to a program authorized by the Board of Directors, EMCOR purchased 1,131,985 shares of its common stock prior to January 1, 2000. The aggregate amount of $16.8 million for those shares purchased prior to January 1, 2000 has been classified as "Treasury stock, at cost" in the Consolidated Balance Sheet at December 31, 2004. EMCOR management is authorized to expend up to an additional $3.2 million to purchase EMCOR's common stock under this program.

NOTE I — STOCK OPTIONS AND STOCK PLANS

EMCOR has stock option plans and programs under which employees may receive stock options and a stock bonus plan for executives pursuant to which the executives receive restricted stock units. EMCOR also has stock option plans under which non-employee directors may receive stock options. A summary of the general terms of the grants under stock option plans and programs and stock plans are as follows:

	Authorized Shares	Exercise Price/ Vesting	Expiration	Valuation Date
1994 Management Stock Option Plan (the "1994 Plan")	1,000,000	Generally, 33⅓% on each anniversary of grant date	Ten years from grant date	Fair market value of common stock on grant date
1995 Non-Employee Directors' Non-Qualified Stock Option Plan (the "1995 Plan")	200,000	100% on grant date	Ten years from grant date	Fair market value of common stock on grant date
1997 Non-Employee Directors' Non-Qualified Stock Option Plan (the "1997 Directors' Stock Option Plan")	300,000	(1)	Five years from grant date	Fair market value of common stock on grant date (3)
1997 Stock Plan for Directors (the "1997 Directors' Stock Plan")	150,000	(2)	Five years from grant date	Fair market value of common stock on grant date (3)
2003 Non-Employee Directors' Non-Qualified Stock Option Plan (the "2003 Directors' Stock Option Plan")	120,000	100% on grant date	Ten years from grant date	Fair market value of common stock on grant date
2003 Management Stock Incentive Plan ("2003 Management Plan")	330,000	To be determined by the Compensation Committee	Ten years from grant date	Fair market value of common stock on grant date
Executive Stock Bonus Plan ("ESBP")	220,000	100% on grant date	Ten years from grant date	Fair market value of common stock on grant date
Other Stock Option Grants	Not applicable	Generally, either 100% on first anniversary of grant date or 25% on grant and 25% on each anniversary of grant date	Ten years from grant date	Fair market value of common stock on grant date

(1) Until July 2000, non-employee directors could elect to receive one-third, two-thirds or all of their retainer for a calendar year in the form of stock options. Since then such directors have received and will receive all of their retainer in the form of stock options. All options under this plan become exercisable quarterly over the calendar year in which they are granted. In addition, each director will receive additional stock options equal to the product of 0.5 times the amount of stock options otherwise issued.

(2) The plan terminated during 2003.

(3) Generally, the grant date was the first business day of a calendar year.

NOTE I — STOCK OPTIONS AND STOCK PLANS — (Continued)

The following table summarizes EMCOR's stock option and stock bonus plan activity since December 31, 2001:

	1994 Plan		1995 Plan		1997 Directors' Stock Option Plan	
	Shares	Weighted Average Price	Shares	Weighted Average Price	Shares	Weighted Average Price
Balance, December 31, 2001	584,401	$ 9.90	103,500	$23.39	139,885	$19.64
Granted	—	—	18,000	$54.87	16,933	$46.81
Forfeited	(3,000)	$19.75	—	—	—	—
Exercised	(57,200)	$14.46	(10,500)	$ 6.34	(24,296)	$20.00
Balance, December 31, 2002	524,201	$ 9.35	111,000	$30.10	132,522	$23.04
Granted	—	—	3,000	$48.15	19,962	$53.63
Forfeited	—	—	—	—	(6,074)	$20.00
Exercised	(32,000)	$10.59	(15,000)	$25.66	(52,482)	$17.68
Balance, December 31, 2003	492,201	$ 9.27	99,000	$31.32	93,928	$32.73
Granted	—	—	—	—	25,650	$43.83
Forfeited	(3,000)	$10.62	—	—	—	—
Exercised	(123,083)	$ 6.33	—	—	(30,408)	$17.56
Balance, December 31, 2004	366,118	$10.25	99,000	$31.32	89,170	$41.10

	1997 Directors' Stock Plan		ESBP		Other Stock Option Grants	
	Shares	Weighted Average Price	Shares	Weighted Average Price	Shares	Weighted Average Price
Balance, December 31, 2001	330	$19.63	56,707	$21.62	652,434	$26.10
Granted	—	—	36,569	$46.35	157,700	$47.00
Forfeited	—	—	—	—	(2,000)	$16.50
Exercised	—	—	—	—	(13,167)	$19.52
Balance, December 31, 2002	330	$19.63	93,276	$31.32	794,967	$30.38
Granted	—	—	37,330	$39.12	143,335	$54.64
Forfeited	—	—	—	—	—	—
Exercised	(330)	$19.63	—	—	(13,834)	$19.52
Balance, December 31, 2003	—	—	130,606	$33.55	924,468	$34.30
Granted	—	—	42,638	$38.35	222,398	$43.14
Forfeited	—	—	—	—	(5,000)	$31.63
Exercised	—	—	(56,707)	$21.62	(18,000)	$16.24
Balance, December 31, 2004	—	—	116,537	$41.11	1,123,866	$36.35

	2003 Directors' Stock Option Plan		2003 Management Plan	
	Shares	Weighted Average Price	Shares	Weighted Average Price
Balance, December 31, 2003	30,000	$52.78	10,000	$41.61
Granted	30,000	$43.96	—	—
Forfeited	—	—	—	—
Exercised	—	—	—	—
Balance, December 31, 2004	60,000	$48.37	10,000	$41.61

NOTE I — STOCK OPTIONS AND STOCK PLANS — (Continued)

At December 31, 2004, 2003 and 2002 approximately 1,460,000, 1,454,000 and 1,542,000 stock options were exercisable. The weighted average exercise price of exercisable options at December 31, 2004, 2003 and 2002 was approximately $28.34, $23.77 and $22.50, respectively.

The following table summarizes information about EMCOR's stock options at December 31, 2004:

	Stock Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number	Weighted Average Remaining Life	Weighted Average Exercise Price	Number	Weighted Average Exercise Price
$4.75-$5.13	235,117	0.26 Years	$4.88	235,117	$4.88
$14.31-$20.00	500,334	3.93 Years	$18.91	500,334	$18.91
$21.62-$22.13	21,000	4.74 Years	$22.08	21,000	$22.08
$25.44-$27.13	111,625	4.75 Years	$25.67	111,625	$25.67
$38.68-$46.35	652,348	7.60 Years	$43.54	434,961	$43.58
$48.15-$55.49	227,730	7.57 Years	$54.23	157,067	$54.01

The weighted average fair value of stock options granted during 2004, 2003 and 2002 were $12.41, $14.57 and $26.96, respectively.

The pro forma effect on EMCOR's net income, Basic EPS and Diluted EPS, had compensation costs been determined consistent with the recognition of compensation costs provisions of SFAS 123, is presented in Note B – Summary of Significant Accounting Policies. The associated pro forma compensation costs related to the provisions of SFAS 123, net of tax effects, were $3.0 million, $1.2 million and $2.7 million for the years ending December 31, 2004, 2003 and 2002, respectively. The pro forma effect was calculated using an estimated fair value of each option grant on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used for grants in 2004, 2003 and 2002: risk-free interest rates of 1.9% to 4.0% (representing the risk-free interest rate at the date of the grant); expected dividend yields of zero percent; expected terms of 3.6 to 4.7 years; and average expected volatility of 27.2%, 30.3% and 67.2% for options granted during 2004, 2003 and 2002, respectively.

During 2004, 227,927 of out-of-the-money stock options were vested in full in anticipation of a change in accounting rules requiring the expensing of stock options beginning in July 2005 (see New Accounting Pronouncements in Note B – Summary of Significant Accounting Policies). This vesting resulted in no impact on the 2004 consolidated results of operations as EMCOR accounts for stock options in accordance with APB25, and such stock options were out of the money. The vesting did increase the stock-based compensation expense in the pro forma valuation of stock options, as prepared in accordance with SFAS 123, by $1.7 million after tax (see Valuation of Stock Option Grants in Note B—Summary of Significant Accounting Policies).

NOTE J — RETIREMENT PLANS

EMCOR's United Kingdom subsidiary has a defined benefit pension plan covering all eligible employees. The benefits under the plan are based on wages and years of service with the subsidiary. EMCOR's policy is to fund the minimum amount required by law. The measurement date of the defined benefit pension plan is December 31 of each year.

The change in benefit obligations and plan assets for the years ended December 31, 2004 and 2003 consisted of the following components (in thousands):

	2004	2003
Change in pension benefit obligation		
Benefit obligation at beginning of year	$159,802	$136,181
Service cost	4,906	4,837
Interest cost	8,891	8,183
Plan participants' contributions	3,656	3,506
Actuarial loss (gain)	6,988	(4,595)
Benefits paid	(4,674)	(3,951)
Foreign currency exchange rate changes	12,798	15,662
Benefit obligation at end of year	$192,367	$159,823
Change in pension plan assets		
Fair value of plan assets at beginning of year	$121,262	$ 91,592
Actual return on plan assets	13,050	12,407
Employer contributions	7,329	6,026
Plan participants' contributions	3,656	3,506
Benefits paid	(4,674)	(3,951)
Foreign currency exchange rate changes	9,910	11,682
Fair values of plan assets at end of year	$150,533	$121,262
Funded status	$ (41,834)	$ (38,561)
Unrecognized transition amount	—	(61)
Unrecognized prior service cost	165	238
Unrecognized losses	37,794	33,759
Net amount recognized	$ (3,875)	$ (4,625)
Amounts recognized in the Consolidated Financial Statements		
Accrued benefit liability	$ (9,042)	$ (13,484)
Intangible asset	165	238
Accumulated other comprehensive income	5,002	8,621
Net amount recognized	$ (3,875)	$ (4,625)

The assumptions used as of December 31, 2004, 2003 and 2002 in determining pension cost and liability shown above were as follows:

	2004	2003	2002
Discount rate	5.4%	5.5%	6.0%
Annual rate of salary provision	3.1%	3.1%	4.0%
Annual rate of return on plan assets	6.8%	7.0%	7.0%

The annual rate of return on plan assets is based on the United Kingdom Government Bond yield, plus an estimated margin, at each year's measurement date. This annual rate approximates the historical annual return on plan assets and considers the expected asset allocation between equity and debt securities. For measurement purposes, the annual rates of increase in the per capita cost of covered pension benefits assumed for 2004 and 2003 were 2.5% and 2.6%, respectively.

NOTE J — RETIREMENT PLANS — (Continued)

The components of net periodic pension benefit cost for the years ended December 31, 2004, 2003 and 2002 were as follows (in thousands):

	2004	2003	2002
Service cost	$ 4,906	$ 4,837	$ 7,240
Interest cost	8,891	8,183	7,532
Expected return on plan assets	(8,933)	(6,708)	(7,144)
Net amortization of prior service cost and actuarial loss/(gain)	19	(5)	(5)
Amortization of unrecognized loss	1,402	2,280	765
Net periodic pension benefit cost	$ 6,285	$ 8,587	$ 8,388

Plan Assets

The weighted average asset allocations and weighted average target allocations at December 31, 2004 were as follows:

	% of Plan Assets	
Asset Category	December 31, 2004	Target Asset Allocation
Equity securities	65.1%	65.0%
Debt securities	33.4	35.0
Other	1.5	—
Total	100.0%	100.0%

Plan assets of EMCOR's United Kingdom subsidiary pension plan include marketable equity securities in both United Kingdom and United States companies. Debt securities consist mainly of fixed interest bonds.

The investment policies and strategies for plan assets are established to ensure that obligations to beneficiaries of the plan are met to achieve a reasonable balance between risk, likely return and administration, as well as to maintain funds at a level to meet minimum funding requirements. In order to ensure that an appropriate investment strategy is in place, an analysis of the Plan's assets and liabilities is completed periodically.

Cash Flows:

Contributions

EMCOR'S United Kingdom subsidiary expects to contribute $10.7 million to its pension plan in 2005.

Estimated Future Benefit Payments

The following estimated benefit payments, which reflect expected future service, as appropriate, are expected to be paid in the following years (in thousands):

	Pension Benefits
2005	$ 5,040
2006	5,498
2007	5,957
2008	6,415
2009	6,873
Succeeding five years	41,238

NOTE J — RETIREMENT PLANS — (Continued)

The accumulated benefit obligation for the defined benefit pension plan for the years ended December 31, 2004 and 2003 was $159.6 million and $134.7 million, respectively.

EMCOR contributes to various union pension funds based upon wages paid to its union employees. Such contributions approximated $133.9 million, $134.8 million and $101.2 million for the years ended December 31, 2004, 2003 and 2002, respectively.

EMCOR has retirement and savings plans that cover U.S. eligible non-union employees. Contributions to these profit sharing and voluntary savings plan are based on a percentage of the employee's base compensation. The expense recognized for the years ended December 31, 2004, 2003 and 2002 for this plan was $6.2 million, $3.8 million and $3.5 million, respectively. The increase in the 2004 and 2003 expense compared to the respective prior years is primarily due to an increase in the number of participants in these plans.

EMCOR's United Kingdom subsidiary has a defined contribution retirement plan that began in 2002. The expense recognized for the years ended December 31, 2004, 2003 and 2002 was $1.2 million, $0.7 million and $0.3 million, respectively.

EMCOR's Canadian subsidiary has a defined contribution retirement plan. The expense recognized for the years ended December 31, 2004, 2003 and 2002 was $0.6 million, $0.4 million and $0.3 million, respectively.

NOTE K — COMMITMENTS AND CONTINGENCIES

EMCOR and its subsidiaries lease land, buildings and equipment under various leases. The leases frequently include renewal options and require EMCOR to pay for utilities, taxes, insurance and maintenance expenses.

Future minimum payments, by year and in the aggregate, under capital leases, non-cancelable operating leases and related subleases with initial or remaining terms of one or more years at December 31, 2004, were as follows (in thousands):

	Capital Lease	Operating Lease	Sublease Income
2005	$ 676	$ 39,568	$404
2006	418	32,151	22
2007	355	25,249	—
2008	285	19,249	—
2009	152	13,550	—
Thereafter	—	35,809	—
Total minimum lease payment	1,886	$165,576	$426
Amounts representing interest	(224)		
Present value of net minimum lease payments	$1,662		

Rent expense for operating leases and other rental items for the years ended December 31, 2004, 2003 and 2002 was $54.9 million, $52.9 million and $36.5 million, respectively. Rent expense for the years ended December 31, 2004, 2003 and 2002 included sublease rental income of $0.7 million, $1.1 million and $0.8 million, respectively.

Certain subsidiaries of EMCOR lease real estate from employees of such subsidiaries.

EMCOR has agreements with its executive officers and certain other key management personnel providing for severance benefits to such employees upon termination of their employment under certain circumstances.

EMCOR is contingently liable to sureties in respect of performance and payment bonds issued by sureties, usually at the request of customers in connection with construction projects, which secure EMCOR payment and performance obligations under contracts for such projects. In addition, at the request of labor unions representing certain EMCOR employees, bonds are sometimes provided to secure such obligations for wages and benefits payable to or for such employees. EMCOR bonding requirements typically increase as the amount of public sector work increases. As of December 31, 2004, sureties had issued bonds for the account of EMCOR in the aggregate amount of approximately $1.6 billion. The bonds are issued by EMCOR's sureties in return for a premium, which varies depending on the size and type of the bonds. The largest individual bond is approximately $170.0 million. EMCOR has agreed to indemnify the sureties for any payments made by them in respect of bonds issued on EMCOR's behalf.

NOTE K — COMMITMENTS AND CONTINGENCIES — (Continued)

EMCOR is subject to regulation with respect to the handling of certain materials used in construction which are classified as hazardous or toxic by Federal, State and local agencies. EMCOR's practice is to avoid participation in projects principally involving the remediation or removal of such materials. However, when remediation is required as part of its contract performance, EMCOR believes it complies with all applicable regulations governing the discharge of material into the environment or otherwise relating to the protection of the environment.

A subsidiary of EMCOR has guaranteed indebtedness of a venture in which it has a 40% interest; the other venture partner, Baltimore Gas and Electric, has a 60% interest. The venture designs, constructs, owns, operates, leases and maintains facilities to produce chilled water for sale to customers for use in air conditioning private and public properties. These guarantees are not expected to have a material adverse affect on EMCOR's financial position or results of operations. Each of the venturers is jointly and severally liable, in the event of default, for the venture's $25.0 million borrowing due December 2031. During September 2002, each venture partner contributed equity to the venture, of which EMCOR's contribution was $14.0 million.

Restructuring expenses, primarily relating to employee severance obligations, were $8.3 million for 2004. Approximately $7.0 million of the restructuring obligations were paid prior to December 31, 2004. EMCOR anticipates paying substantially all of the remaining obligations in 2005. There were no restructuring expenses for the year ended December 31, 2003 or 2002.

NOTE L — ADDITIONAL CASH FLOW INFORMATION

The following presents information about cash paid for interest and income taxes and non-cash financing activities for the years ended December 31, 2004, 2003 and 2002 (in thousands):

	2004	2003	2002
Cash paid during the year for:			
Interest	$7,486	$ 7,251	$ 7,042
Income taxes	$1,759	$17,910	$45,785
Non-cash financing activities:			
Borrowings under capital lease obligations	$1,781	$ 314	$ 52
Debt assumed in acquisition	$ —	$ —	$22,115

NOTE M — SEGMENT INFORMATION

EMCOR has the following reportable segments: United States electrical construction and facilities services, United States mechanical construction and facilities services, United States facilities services, Canada construction and facilities services, United Kingdom construction and facilities services and Other international construction and facilities services. The segment "United States facilities services" principally consists of those operations which primarily provide consulting and maintenance services, and "Other international construction and facilities services" represents EMCOR's operations outside of the United States, Canada, and the United Kingdom (primarily in South Africa, the Middle East and Western Europe) performing electrical construction, mechanical construction and facilities services. EMCOR's interest in the South African joint venture was sold in August 2004. The following tables present information about industry segments and geographic areas for the years ended December 31, 2004, 2003 and 2002.

NOTE M — SEGMENT INFORMATION — (Continued)

The tables also present unaudited pro forma revenues and operating income as if the acquisitions had occurred at the beginning of fiscal 2002. The unaudited pro forma revenues and operating income are not necessarily indicative of future operating results (in millions):

	As Reported			Pro Forma (Unaudited)
	2004	2003	2002	2002
Revenues from unrelated entities:				
United States electrical construction and facilities services	$1,235.3	$1,239.5	$1,152.4	$1,154.8
United States mechanical construction and facilities services	1,825.7	1,715.8	1,715.4	1,846.5
United States facilities services	727.6	661.2	250.0	629.8
Total United States operations	3,788.6	3,616.5	3,117.8	3,631.1
Canada construction and facilities services	280.8	346.8	316.3	316.3
United Kingdom construction and facilities services	678.5	571.3	533.9	533.9
Other international construction and facilities services	—	—	—	—
Total worldwide operations	$4,747.9	$4,534.6	$3,968.0	$4,481.3
Total revenues:				
United States electrical construction and facilities services	$1,275.8	$1,264.6	$1,191.3	$1,193.6
United States mechanical construction and facilities services	1,839.4	1,733.3	1,719.3	1,850.4
United States facilities services	728.9	665.4	252.0	631.9
Less intersegment revenues	(55.5)	(46.8)	(44.8)	(44.8)
Total United States operations	3,788.6	3,616.5	3,117.8	3,631.1
Canada construction and facilities services	280.8	346.8	316.3	316.3
United Kingdom construction and facilities services	678.5	571.3	533.9	533.9
Other international construction and facilities services	—	—	—	—
Total worldwide operations	$4,747.9	$4,534.6	$3,968.0	$4,481.3
Operating income (loss):				
United States electrical construction and facilities services	$ 81.2	$ 57.8	$ 79.3	$ 79.6
United States mechanical construction and facilities services	(1.4)	25.6	59.9	62.4
United States facilities services	14.2	18.4	4.4	14.4
Total United States operations	94.0	101.8	143.6	156.4
Canada construction and facilities services	(11.9)	2.0	3.3	3.3
United Kingdom construction and facilities services	0.0	(22.4)	0.0	0.0
Other international construction and facilities services	0.5	0.3	(0.1)	(0.1)
Corporate administration	(35.0)	(34.7)	(31.3)	(31.3)
Restructuring expenses	(8.3)	0.0	0.0	0.0
Gain on sale of assets	2.8	0.0	0.0	0.0
Total worldwide operations	42.1	47.0	115.5	128.3
Other corporate items:				
Interest expense	(8.9)	(8.9)	(4.1)	(10.7)
Interest income	1.9	0.7	2.0	2.2
Gain on sale of equity investment	1.8	0.0	0.0	0.0
Minority interest	(3.8)	(1.9)	(1.1)	(1.1)
Income before taxes	$ 33.2	$ 36.9	$ 112.3	$ 118.7

NOTE M — SEGMENT INFORMATION — (Continued)

	2004	2003	2002
Capital expenditures:			
United States electrical construction and facilities services	$ 1.7	$ 4.6	$ 3.0
United States mechanical construction and facilities services	2.9	4.5	5.1
United States facilities services	6.1	3.4	1.2
Total United States operations	10.7	12.5	9.3
Canada construction and facilities services	0.8	0.5	0.3
United Kingdom construction and facilities services	3.7	4.0	4.2
Other international construction and facilities services	—	—	—
Corporate administration	0.9	0.9	1.8
Total worldwide operations	$16.1	$17.9	$15.6
Depreciation and amortization of Property, plant and equipment:			
United States electrical construction and facilities services	$ 3.3	$ 3.4	$ 3.5
United States mechanical construction and facilities services	5.9	6.5	6.9
United States facilities services	5.8	6.4	1.9
Total United States operations	15.0	16.3	12.3
Canada construction and facilities services	0.9	0.7	0.6
United Kingdom construction and facilities services	4.3	4.0	2.4
Other international construction and facilities services	—	—	—
Corporate administration	0.7	0.7	0.1
Total worldwide operations	$20.9	$21.7	$15.4

	2004	2003
Costs and estimated earnings in excess of billings on uncompleted contracts:		
United States electrical construction and facilities services	$ 57.4	$ 60.4
United States mechanical construction and facilities services	128.3	135.5
United States facilities services	11.4	9.4
Total United States operations	197.1	205.3
Canada construction and facilities services	19.9	17.8
United Kingdom construction and facilities services	23.7	26.3
Other international construction and facilities services	—	—
Total worldwide operations	$240.7	$249.4
Billings in excess of costs and estimated earnings on uncompleted contracts:		
United States electrical construction and facilities services	$129.6	$152.7
United States mechanical construction and facilities services	131.1	126.6
United States facilities services	6.5	6.7
Total United States operations	267.2	286.0
Canada construction and facilities services	10.1	9.5
United Kingdom construction and facilities services	82.4	49.7
Other international construction and facilities services	—	—
Total worldwide operations	$359.7	$345.2

NOTE M — SEGMENT INFORMATION — (Continued)

	2004	2003
Long-lived assets:		
United States electrical construction and facilities services	$ 12.1	$ 13.7
United States mechanical construction and facilities services	187.7	191.5
United States facilities services	136.4	140.2
Total United States operations	336.2	345.4
Canada construction and facilities services	5.7	3.9
United Kingdom construction and facilities services	10.6	14.9
Other international construction and facilities services	—	—
Corporate administration	2.2	2.2
Total worldwide operations	$ 354.7	$ 366.4
Goodwill:		
United States electrical construction and facilities services	$ 3.8	$ 3.8
United States mechanical construction and facilities services	163.5	162.8
United States facilities services	112.1	111.4
Total United States operations	279.4	278.0
Canada construction and facilities services	—	—
United Kingdom construction and facilities services	—	—
Other international construction and facilities services	—	—
Corporate administration	—	—
Total worldwide operations	$ 279.4	$ 278.0
Total assets:		
United States electrical construction and facilities services	$ 358.1	$ 362.3
United States mechanical construction and facilities services	776.4	771.6
United States facilities services	304.5	280.5
Total United States operations	1,439.0	1,414.4
Canada construction and facilities services	108.8	98.2
United Kingdom construction and facilities services	199.2	198.4
Other international construction and facilities services	3.9	4.5
Corporate administration	67.1	79.7
Total worldwide operations	$1,818.0	$1,795.2

NOTE N — SELECTED UNAUDITED QUARTERLY INFORMATION
(In thousands, except per share data)

	March 31	June 30	Sept. 30	Dec. 31
2004 Quarterly Results				
Revenues	$1,109,086	$1,193,213	$1,215,911	$1,229,670
Gross profit	$ 101,163	$ 101,512	$ 114,980	$ 129,247
Net income	$ 5,717	$ 1,445	$ 15,466	$ 10,579
Basic EPS	$ 0.38	$ 0.10	$ 1.02	$ 0.69
Diluted EPS	$ 0.37	$ 0.09	$ 0.99	$ 0.68
2003 Quarterly Results				
Revenues	$1,061,030	$1,144,378	$1,157,588	$1,171,650
Gross profit	$ 116,769	$ 123,275	$ 118,206	$ 124,204
Net income	$ 3,256	$ 8,273	$ 6,468	$ 2,624
Basic EPS	$ 0.22	$ 0.55	$ 0.43	$ 0.17
Diluted EPS	$ 0.21	$ 0.53	$ 0.42	$ 0.17

NOTE O — LEGAL PROCEEDINGS

In February 1995, as part of an investigation by the New York County District Attorney's office into the business affairs of a general contractor that did business with EMCOR's subsidiary, Forest Electric Corp. ("Forest"), a search warrant was executed at Forest's executive offices. On July 12, 2000, Forest was served with a Subpoena Duces Tecum to produce certain documents as part of a broader investigation by the New York County District Attorney's office into illegal business practices in the New York City construction industry. Forest has been informed by the New York County District Attorney's office that it and certain of its officers are targets of the investigation. Forest has produced documents in response to the subpoena and intends to cooperate fully with the District Attorney's office investigation as it proceeds.

EMCOR and three of its officers (Chairman of the Board and Chief Executive Officer Frank T. MacInnis, Executive Vice President and Chief Financial Officer Leicle E. Chesser, and Senior Vice President–Chief Accounting Officer and Treasurer Mark A. Pompa) have been named as defendants in a purported consolidated class action filed in the United States District Court of Connecticut entitled *In re EMCOR Group, Inc Securities Litigation.* Plaintiff purports to represent a class composed of all persons who purchased or otherwise acquired EMCOR common stock and/or other securities between April 9, 2003 and October 2, 2003, inclusive. The complaint alleges violations of Section 10(b) of the Securities Exchange Act and Rule 10b-5 thereunder and of Section 20(A) of the Securities Exchange Act, relating to alleged misstatements and omissions in certain of the Company's filings with the Securities and Exchange Commission, press releases and other public statements between April 9 and October 2, 2003, and seeks damages on behalf of the purported class in unspecified amounts. A motion to dismiss the Complaint filed by EMCOR and the individual defendants is currently under submission. As set forth in the motion, EMCOR and the individual defendants believe that the plaintiff's allegations are without merit and are vigorously defending against them.

In July 2003, EMCOR's subsidiary, Poole & Kent Corporation ("Poole & Kent"), was served with a Subpoena Duces Tecum by a grand jury empaneled by the United States District Court for the District of Maryland which is investigating, among other things, Poole & Kent's use of minority and woman-owned business enterprises. Poole & Kent has produced documents in response to the subpoena and to subsequent subpoenas directed to it requesting certain business records. On April 26, 2004, Poole & Kent was advised that it is a target of the grand jury investigation. Poole & Kent is cooperating with the investigation.

On March 14, 2003, John Mowlem Construction plc ("Mowlem") presented a claim in arbitration against EMCOR's United Kingdom subsidiary, EMCOR Drake & Scull Group plc ("D&S"), in connection with a subcontract D&S entered into with Mowlem with respect to a project for the United Kingdom Ministry of Defence at Abbey Wood in Bristol, U.K. Mowlem seeks damages arising out of alleged defects in the D&S design and construction of the mechanical and electrical engineering services for the project. Mowlem's claim is for 39.5 million British pounds sterling (approximately $75.8 million), which includes costs allegedly incurred by Mowlem in connection with rectification of the alleged defects, overhead, legal fees, delay and disruption costs related to such defects, and interest on such amounts. The claim also includes amounts in respect of liabilities that Mowlem accepted in connection with a settlement agreement it entered into with the Ministry of Defence and which it claims are attributable to D&S. D&S believes it has good and meritorious defenses to the Mowlem claim. D&S has denied liability and has asserted a counterclaim for approximately 11.6 million British pounds sterling (approximately $22.3 million) for certain design, labor and delay and disruption costs incurred by D&S in connection with its subcontract with Mowlem.

EMCOR is involved in other proceedings in which damages and claims have been asserted against it. EMCOR believes it has a number of valid defenses to such proceedings and claims and intends to vigorously defend itself and does not believe that a significant liability will result.

Inasmuch as the various lawsuits and arbitrations in which EMCOR or its subsidiaries are involved range from a few thousand dollars to over $75.0 million, the outcome of which cannot be predicted, adverse results could have a material adverse effect on EMCOR's financial position and/or results of operations. These proceedings include the following: (a) a civil action brought against EMCOR's subsidiary Forest Electric Corp. ("Forest") and seven other defendants in the United States District Court for the Southern District of New York under the Sherman Act and New York common law by competitors whose employees are not members of International Brotherhood of Electrical Workers, Local #3 (the "IBEW"). The action alleges, among other things, that Forest, six other electrical contractors and the IBEW conspired to prevent competition and to monopolize the market for communications wiring services in the New York City area thereby excluding plaintiffs from wiring jobs in that market. Plaintiffs allege they have lost profits as a result of this concerted activity and seek damages in the amount of $50 million after trebling plus attorney's fees. However, plaintiffs' damages expert has stated in his pre-trial deposition that he estimates plaintiffs' damages at $8.7 million before trebling. Forest has denied the allegations of wrongdoing set forth in the complaint and pre-trial discovery has been completed. No trial date has been set by the Court. Forest believes that the suit is without merit. (b) A civil action brought by a joint venture (the "JV") between EMCOR's subsidiary Poole & Kent Corporation

NOTE O — LEGAL PROCEEDINGS — (Continued)

("Poole & Kent") and an unrelated company in the Fairfax, Virginia Circuit Court in which the JV seeks damages from the Upper Occoquan Sewage Authority ("UOSA") resulting from material breaches of a construction contract (the "Contract") entered into between the JV and UOSA for construction of a wastewater treatment facility. Poole & Kent incurred unrecovered costs in completing this project, which are included in the balance sheet account "costs and estimated earnings in excess of billings on uncompleted contracts" in EMCOR's consolidated balance sheets as of December 31, 2004 and 2003. A jury has returned a verdict finding that UOSA committed material breaches of the Contract and a jury trial to establish the JV's damages is currently in process. The JV claims total damages, based upon alternative measures of damages, in excess of $75.0 million (exclusive of interest), and in a jury trial to be subsequently held the JV intends to claim damages in excess of $18.0 million (exclusive of interest). In accordance with the joint venture agreement establishing the JV, Poole & Kent would be entitled to approximately one-half of any damage award received by the JV.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of EMCOR Group, Inc.:

We have audited the accompanying consolidated balance sheets of EMCOR Group, Inc. and subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of operations, cash flows and stockholders' equity and comprehensive income for each of the three years in the period ended December 31, 2004. Our audits also included the financial statement schedule listed on Schedule II in Item 15. These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of EMCOR Group, Inc. and subsidiaries at December 31, 2004 and 2003, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2004, in conformity with accounting principles generally accepted in the United States. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of EMCOR Group, Inc.'s internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 8, 2005 expressed an unqualified opinion thereon.

Stamford, Connecticut
March 8, 2005

/S/ ERNST & YOUNG LLP

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of EMCOR Group, Inc.:

We have audited management's assessment, included in the accompanying Management's Report on Internal Control over Financial Reporting, that EMCOR Group, Inc. maintained effective internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). EMCOR Group, Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company, (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that EMCOR Group, Inc. maintained effective internal control over financial reporting as of December 31, 2004, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, EMCOR Group, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2004, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of EMCOR Group, Inc. as of December 31, 2004 and 2003 and the related consolidated statements of operations, cash flows and stockholders' equity and comprehensive income for each of the three years in the period ended December 31, 2004 of EMCOR Group, Inc. and our report dated March 8, 2005 expressed an unqualified opinion thereon.

Stamford, Connecticut
March 8, 2005

/S/ ERNST & YOUNG LLP

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

Not applicable.

ITEM 9A. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Based on an evaluation of EMCOR's disclosure controls and procedures (as required by Rule 13a-15(b) of the Securities Exchange Act of 1934), the Chairman of the Board and Chief Executive Officer of EMCOR , Frank T. MacInnis, and the Chief Financial Officer of EMCOR , Leicle E. Chesser, have concluded that EMCOR's disclosure controls and procedures (as defined in Rule 13a-15(e) of the Securities Exchange Act of 1934) are effective as of the end of the period covered by this report.

Management's Report on Internal Control over Financial Reporting

Management of EMCOR is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Securities and Exchange Act of 1934). EMCOR's internal control over financial reporting is a process designed with the participation of EMCOR's principal executive officer and principal financial officer or persons performing similar functions to provide reasonable assurance regarding the reliability of financial reporting and the preparation of EMCOR's financial statements for external reporting purposes in accordance with U.S. generally accepted accounting principles.

EMCOR's internal control over financial reporting includes policies and procedures that: (a) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect transactions and dispositions of assets of EMCOR; (b) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles, and that receipts and expenditures of EMCOR are being made only in accordance with authorizations of management and the directors of EMCOR; and (c) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of EMCOR's assets that could have a material effect on EMCOR's financial statements.

Because of its inherent limitations, EMCOR's disclosure controls and procedures may not prevent or detect misstatements. A control system, no matter how well conceived and operated, can only provide reasonable, not absolute, assurance that the objectives of the control system are met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, have been detected. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

As of December 31, 2004, management conducted an evaluation of the effectiveness of EMCOR's internal control over financial reporting based on the framework established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Based on this evaluation, management has determined that EMCOR's internal control over financial reporting is effective as of December 31, 2004.

Management's assessment of the effectiveness of EMCOR's internal control over financial reporting as of December 31, 2004 has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in its report appearing in this Annual Report on Form 10-K, which such report expressed unqualified opinions on management's assessment and on the effectiveness of EMCOR's internal control over financial reporting as of December 31, 2004.

Changes in Internal Control over Financial Reporting

In addition, management with the participation of EMCOR's principal executive officer and principal financial officer or persons performing similar functions has determined that no change in EMCOR's internal control over financial reporting occurred during the fourth quarter of EMCOR's fiscal year ended December 31, 2004 that has materially affected, or is reasonably likely to materially affect, EMCOR's internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

Not applicable.

PART III

ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

The information required by this Item 10 with respect to directors is incorporated herein by reference to the sections of the Company's definitive Proxy Statement for the 2005 Annual Meeting of Stockholders entitled "Election of Directors," which Proxy Statement is to be filed with the Securities and Exchange Commission pursuant to Regulation 14A not later than 120 days after the end of the fiscal year to which this Form 10-K relates (the "Proxy Statement"). The information required by this Item 10 concerning compliance with Section 16(a) of the Securities Exchange Act of 1934 is incorporated herein by reference to the section of the Proxy Statement entitled "Section 16(a) Beneficial Ownership Reporting Compliance." The information required by this Item 10 concerning the Audit Committee of the Company's Board of Directors is incorporated by reference to the Section of the Proxy Statement entitled "Audit Committee." Information regarding executive officers is contained in Part I of this Form 10-K following Item 4 under the heading "Executive Officers of the Registrant." The Company has adopted a Code of Ethics that applies to its chief executive officer and its senior financial officers, a copy of which is filed as an Exhibit hereto.

ITEM 11. EXECUTIVE COMPENSATION

The information required by this Item 11 is incorporated herein by reference to the sections of the Proxy Statement entitled "Executive Compensation," "Employment and Change of Control Arrangements," "Director Compensation," "Compensation Committee Interlocks and Insider Participation," and "Compensation Committee Report."

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by this Item 12 (other than the information required by Section 201 (d) of Regulation S-K, which is set forth in Part I, Item 5 of this Form 10-K) is incorporated herein by reference to the sections of the Proxy Statement entitled "Security Ownership of Certain Beneficial Owners" and "Security Ownership of Management."

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The information required by this Item 13 is incorporated herein by reference to the section of the Proxy Statement entitled "Other Matters – Related Transactions."

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

Except as set forth below, the information required by this Item 14 is incorporated herein by reference to the section of the Proxy Statement entitled "Ratification of Appointment of Independent Auditors."

The Company has recently been informed by its independent registered public accounting firm, Ernst & Young LLP ("E&Y"), that Boardroom Limited ("Boardroom"), an entity which provided certain secretarial and directorship services in Singapore during the period from July 1, 2002 to August 31, 2004 to an inactive subsidiary of the Company, JWP Technical Services Pte Ltd ("JWP Singapore"), would be considered an affiliate of E&Y for independence purposes during such time period because 80% of Boardroom was owned in a personal capacity by certain E&Y Singapore partners. In September 2004, the services of Boardroom were terminated as JWP Singapore was dissolved. In addition, as of November 1, 2004, Boardroom no longer would be considered an affiliate of E&Y under the independence rules as on such date the E&Y Singapore partners sold their interests in Boardroom. Regardless, because Boardroom would be considered an affiliate of E&Y during the period from July 1, 2002 to August 31, 2004, the non-audit services rendered by Boardroom may raise issues under the auditor independence rules of Regulation S-X.

Based upon E&Y's disclosure, the Company, its Audit Committee and E&Y have considered the impact the provision of such non-audit services may have had on E&Y's independence with respect to the Company and have concluded there has been no impairment of E&Y's independence as (a) such services were administrative in nature, (b) the associated fees over the period during which the services were provided aggregated to approximately $7,000.00, (c) the Company's subsidiary involved was not material to the consolidated financial statements of the Company and (d) the services have been discontinued.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a)(1) The following consolidated financial statements of EMCOR Group, Inc. and Subsidiaries are included in Part II, Item 8:
Financial Statements:
Consolidated Balance Sheets — December 31, 2004 and 2003
Consolidated Statements of Operations — Years Ended December 31, 2004, 2003 and 2002
Consolidated Statements of Cash Flows — Years Ended December 31, 2004, 2003 and 2002
Consolidated Statements of Stockholders' Equity and Comprehensive Income — Years Ended December 31, 2004, 2003 and 2002
Notes to Consolidated Financial Statements
Reports of Independent Registered Public Accounting Firm

(a)(2) The following financial statement schedules are included in this Form 10-K report:
Schedule II — Valuation and Qualifying Accounts

All other schedules are omitted because they are not required, are inapplicable, or the information is otherwise shown in the consolidated financial statements or notes thereto.

(a)(3) The exhibits listed on the Exhibit Index are filed herewith in response to this Item.

Schedule II

EMCOR Group, Inc. and Subsidiaries

VALUATION AND QUALIFYING ACCOUNTS (In thousands)

Description	Balance at Beginning of Year	Costs and Expenses	Additions Charged To Other Accounts (1)	Deductions (2)	Balance at End of Year
Allowance for doubtful accounts					
Year Ended December 31, 2004	$43,706	7,026	—	(14,547)	$36,185
Year Ended December 31, 2003	$40,611	11,249	376	(8,530)	$43,706
Year Ended December 31, 2002	$35,091	3,354	5,129	(2,963)	$40,611

(1) Amount principally relates to business acquisitions.

(2) Deductions represent uncollectible balances of accounts receivable written off, net of recoveries.

EMCOR GROUP, INC.
and Subsidiaries

EXHIBIT INDEX

Exhibit No.		Description	Incorporated By Reference To or Page Number
2(a)	—	Disclosure Statement and Third Amended Joint Plan of Reorganization (the "Plan of Reorganization") proposed by EMCOR Group, Inc. (formerly JWP INC.) (the "Company" or "EMCOR") and its subsidiary SellCo Corporation ("SellCo"), as approved for dissemination by the United States Bankruptcy Court, Southern District of New York (the "Bankruptcy Court"), on August 22, 1994.	Exhibit 2(a) to EMCOR's Registration Statement on Form 10 as originally filed March 17, 1995 ("Form 10")
2(b)	—	Modification to the Plan of Reorganization dated September 29, 1994	Exhibit 2(b) to Form 10
2(c)	—	Second Modification to the Plan of Reorganization dated September 30, 1994	Exhibit 2(c) to Form 10
2(d)	—	Confirmation Order of the Bankruptcy Court dated September 30, 1994 (the "Confirmation Order") confirming the Plan of Reorganization, as amended	Exhibit 2(d) to Form 10
2(e)	—	Amendment to the Confirmation Order dated December 8, 1994	Exhibit 2(e) to Form 10
2(f)	—	Post-confirmation modification to the Plan of Reorganization entered on December 13, 1994	Exhibit 2(f) to Form 10
2.1	—	Purchase Agreement dated as of February 11, 2002 by and among Comfort Systems USA, Inc. and EMCOR-CSI Holding Co.	Exhibit 2.1 to EMCOR's Report on Form 8-K dated February 14, 2002
3(a-1)	—	Restated Certificate of Incorporation of EMCOR filed December 15, 1994	Exhibit 3(a-5) to Form 10
3(a-2)	—	Amendment dated November 28, 1995 to the Restated Certificate of Incorporation of EMCOR	Exhibit 3(a-2) to EMCOR's Annual Report on Form 10-K for the year ended December 31, 1995 ("1995 Form 10-K")
3(a-3)	—	Amendment dated February 12, 1998 to the Restated Certificate of Incorporation	Exhibit 3(a-3) to EMCOR's Annual Report on Form 10-K for the year ended December 31, 1997 ("1997 Form 10-K")
3(b)	—	Amended and Restated By-Laws	Exhibit 3(b) to EMCOR's Annual Report on Form 10-K for the year ended December 31, 1998 ("1998 Form 10-K")
3(c)	—	Rights Agreement dated March 3, 1997 between EMCOR and the Bank of New York	Exhibit 1 to EMCOR's Report on Form 8-K dated March 3, 1997
4.1(a)	—	U.S. $275,000,000 Credit Agreement by and among EMCOR Group, Inc. and certain of its Subsidiaries and Harris Trust and Savings Bank individually and as Agent and the Lenders which are or become parties thereto dated as of September 26, 2002 (the "Credit Agreement")	Exhibit 4.1(a) to EMCOR's Report on Form 8-K dated October 4, 2002
4.1(b)	—	Amendment and Waiver letter dated December 10, 2002 to the Credit Agreement	Exhibit 4.1(b) to EMCOR's Annual Report on Form 10-K for the year ended December 31, 2002 ("2002 Form 10-K")

EMCOR GROUP, INC.
and Subsidiaries

EXHIBIT INDEX

Exhibit No.		Description	Incorporated By Reference To or Page Number
4.1(c)	—	First Amendment to Credit Agreement dated as of June 2003	Exhibit 4.1(c) to EMCOR's Quarterly Report on Form 10-Q for the quarter ended June 30, 2003 ("June 2003 Form 10-Q")
4.1(d)	—	Second Amendment to Credit Agreement dated as of June 2003	Exhibit 4.1(d) to June 2003 Form 10-Q
4.1(e)	—	Commitment Amount Increase Request dated June 26, 2003 among Harris, National City Bank and EMCOR	Exhibit 4.1(e) to June 2003 Form 10-Q
4.1(f)	—	Commitment Amount Increase Request dated June 26, 2003 among Harris, Webster Bank and EMCOR	Exhibit 4.1(f) to June 2003 Form 10-Q
4.1(g)	—	Commitment Amount Increase Request dated June 26, 2003 among Harris, Union Bank of California, N.A. and EMCOR	Exhibit 4.1(g) to June 2003 Form 10-Q
4.1(h)	—	Commitment Amount Increase Request dated June 26, 2003 among Harris, Sovereign Bank and EMCOR	Exhibit 4.1(h) to June 2003 Form 10-Q
4.1(i)	—	Commitment Amount Increase Request dated July 9, 2003 among Harris, Bank Hapoalim B.M. and EMCOR	Exhibit 4.1(i) to June 2003 Form 10-Q
4.1(j)	—	Commitments Amount Increase Request dated July 9, 2003 among Harris, The Governor and Company of Bank of Scotland and EMCOR	Exhibit 4.1(j) to June 2003 Form 10-Q
4.1(k)	-	Commitment Amount Increase Request dated July 9, 2003 among Harris, U.S. Bank, National Association and EMCOR	Exhibit 4.1(k) to June 2003 Form 10-Q
4.2	—	Subordinated Indenture dated as of March 18, 1998 ("Indentured") between EMCOR and State Street Bank and Trust Company, as Trustee ("State Street Bank")	Exhibit 4(b) to EMCOR's Quarterly Report on Form 10-Q for the quarter ended March 31, 1998 ("March 1998 Form 10-Q")
4.3	—	First Supplemental Indenture dated as of March 18, 1998 to Indenture between EMCOR and State Street Bank	Exhibit 4(c) to March 1998 Form 10-Q
4.4	—	Indenture dated as of December 15, 1994, between SellCo and Fleet National Bank of Connecticut, as trustee, in respect of SellCo's 12% Subordinated Contingent Payment Notes, Due 2004	Exhibit 4.4 to Form 10
10(a)	—	Employment Agreement made as of January 1, 2002 between EMCOR and Frank T. MacInnis	Exhibit 10(a) to EMCOR's Annual Report on Form 10-K for the year ended December 31, 2001 ("2001 Form 10-K")
10(b)	—	Employment Agreement made as of January 1, 2002 between EMCOR and Sheldon I. Cammaker	Exhibit 10(b) to 2001 Form 10-K
10(c)	—	Employment Agreement made as of January 1, 2002 between EMCOR and Leicle E. Chesser	Exhibit 10(c) to 2001 Form 10-K
10(d)	—	Employment Agreement made as of January 1, 2002 between EMCOR and Jeffrey M. Levy	Exhibit 10(d) to 2001 Form 10-K
10(e)	—	Employment Agreement made as of January 1, 2002 between EMCOR and R. Kevin Matz	Exhibit 10(e) to 2001 Form 10-K
10(f)	—	Employment Agreement made as of January 1, 2002 between EMCOR and Mark A. Pompa	Exhibit 10(f) to 2001 Form 10-K

EMCOR GROUP, INC.
and Subsidiaries

EXHIBIT INDEX

Exhibit No.		Description	Incorporated By Reference To or Page Number
10(g)	—	Letter Agreement dated October 12, 2004 between EMCOR and Anthony Guzzi (the "Guzzi Letter Agreement")	Exhibit 10.1 to Form 8-K (Date of Report October 12, 2004)
10 (h)	—	Severance Agreement dated October 25, 2005 between EMCOR and Anthony Guzzi	Exhibit D to the Guzzi Letter Agreement
10(h-1)	—	1994 Management Stock Option Plan ("1994 Option Plan")	Exhibit 10(o) to Form 10
10(h-2)	—	Amendment to Section 12 of the 1994 Option Plan	Exhibit 10(g-2) to 2001 Form 10-K
10(h-3)	—	Amendment to Section 13 of the 1994 Option Plan	Exhibit 10(g-3) to 2001 Form 10-K
10(i-1)	—	1995 Non-Employee Directors' Non-Qualified Stock Option Plan ("1995 Option Plan")	Exhibit 10(p) to Form 10
10(i-2)	—	Amendment to Section 10 of the 1995 Option Plan	Exhibit 10(h-2) to 2001 Form 10-K
10(j-1)	—	1997 Non-Employee Directors' Non-Qualified Stock Option Plan ("1997 Option Plan")	Exhibit 10(k) to EMCOR's Annual Report on Form 10-K for the year ended December 31, 1999 (the "1999 Form 10-K")
10(j-2)	—	Amendment to Section 9 of the 1997 Option Plan	Exhibit 10(i-2) to 2001 Form 10-K
10(k)	—	1997 Stock Plan for Directors	Exhibit 10(l) to 1999 Form 10-K
10(l-1)	—	Continuity Agreement dated as of June 22, 1998 between Frank T. MacInnis and EMCOR ("MacInnis Continuity Agreement")	Exhibit 10(a) to EMCOR's Quarterly Report on Form 10-Q for the quarter ended June 30, 1998 ("June 1998 Form 10-Q")
10(l-2)	—	Amendment dated as of May 4, 1999 to MacInnis Continuity Agreement	Exhibit 10(h) for the quarter ended June 30, 1999 (June 1999 Form 10-Q)
10(m-1)	—	Continuity Agreement dated as of June 22, 1998 between Sheldon I. Cammaker and EMCOR ("Cammaker Continuity Agreement")	Exhibit 10(c) to the June 1998 Form 10-Q
10(m-2)	—	Amendment dated as of May 4, 1999 to Cammaker Continuity Agreement	Exhibit 10(i) to June 1999 Form 10-Q
10(n-1)	—	Continuity Agreement dated as of June 22, 1998 between Leicle E. Chesser and EMCOR ("Chesser Continuity Agreement")	Exhibit 10(d) to the June 1998 Form 10-Q
10(n-2)	—	Amendment dated as of May 4, 1999 to Chesser Continuity Agreement	Exhibit 10(j) to June 1999 Form 10-Q
10(o-1)	—	Continuity Agreement dated as of June 22, 1998 between Jeffrey M. Levy and EMCOR ("Levy Continuity Agreement")	Exhibit 10(b) to the June 1998 Form 10-Q
10(o-2)	—	Amendment dated as of May 4, 1999 to Levy Continuity Agreement	Exhibit 10(l) to June 1999 Form 10-Q
10(p-1)	—	Continuity Agreement dated as of June 22, 1998 between R. Kevin Matz and EMCOR ("Matz Continuity Agreement")	Exhibit 10(f) to the June 1998 Form 10-Q
10(p-2)	—	Amendment dated as of May 4, 1999 to Matz Continuity Agreement	Exhibit 10(m) to June 1999 Form 10-Q
10(p-3)	—	Amendment dated as of January 1, 2002 to Matz Continuity Agreement	Exhibit 10(o-3) to Form 10-Q for the quarter ended ("March 2002 10-Q")
10(p-1)	—	Continuity Agreement dated as of June 22, 1998 between Mark A. Pompa and EMCOR ("Pompa Continuity Agreement")	Exhibit 10(g) to the June 1998 Form 10-Q
10(p-2)	—	Amendment dated as of May 4, 1999 to Pompa Continuity Agreement	Exhibit 10(n) to June 1999 Form 10-Q

EMCOR GROUP, INC.
and Subsidiaries

EXHIBIT INDEX

Exhibit No.		Description	Incorporated By Reference To or Page Number
10(p-3)	—	Amendment dated as of January 1, 2002 to Pompa Continuity Agreement	Exhibit 10(p-3) to March 2002 Form 10-Q
10 (p-4)	—	Change of Control Agreement dated as of October 25, 2004 between Anthony Guzzi and EMCOR	Exhibit E to Guzzi Letter Agreement
10(q)	—	Release and Settlement Agreement dated December 22, 1999 between EMCOR and Thomas D. Cunningham	Exhibit 10(q) to 1999 Form 10-K
10(r)	—	Executive Stock Bonus Plan, as amended	Exhibit 4.1 to EMCOR's Registration Statement on Form S-8) (No. 333-112940) filed with the Securities and Exchange Commission on February 18, 2004 (the "2004 Form S-8")
10(s)	—	2003 Non-Employee Directors' Stock Option Plan for its annual meeting held June 12, 2003	Exhibit A to EMCOR's proxy statement ("2003 Proxy Statement")
10(t-1)	—	2003 Management Stock Incentive Plan	Exhibit B to EMCOR's 2003 Proxy Statement
10(t-2)	—	Amendments to 2003 Management Stock Incentive Plan	Exhibit 10(t-2) to EMCOR's Annual Report on Form 10-K for the year ended December 31, 2003 ("2003 Form 10-K")
10(u)	—	Key Executive Incentive Bonus Plan	Exhibit C to EMCOR's 2003 Proxy Statement
10(v)	—	Option Agreement between EMCOR and Frank T. MacInnis dated May 5, 1999	Exhibit 4.4 to 2004 Form S-8
10(w)	—	Form of EMCOR Option Agreement for Messrs. Frank T. MacInnis, Jeffrey M. Levy, Sheldon I. Cammaker, Leicle E. Chesser, R. Kevin Matz, and Mark A. Pompa (collectively the "Executive Officers") for options granted January 4, 1999, January 3, 2000, and January 2, 2001	Exhibit 4.5 to 2004 Form S-8
10(x)	—	Form of EMCOR Option Agreement for Executive Officers granted December 14, 2001	Exhibit 4.6 to 2004 Form S-8
10(y)	—	Form of EMCOR Option Agreement for Executive Officers granted January 2, 2002, January 2, 2003, and January 2, 2004	Exhibit 4.7 to 2004 Form S-8
10(z)	—	Form of EMCOR Option Agreement for Directors granted June 19, 2002, October 25, 2002, and February 27, 2003	Exhibit 4.8 to 2004 Form S-8
10(aa)	—	Form of Option Agreement between EMCOR and Anthony Guzzi dated October 25, 2004	Exhibit A to Guzzi Letter Agreement
10(bb)	—	Form of Option Agreement between EMCOR and executive officers dated January 3, 2005	Exhibit 10.1 to Form 8-K (Date of Report January 3, 2005)
10(cc)	—	Restricted Stock Unit Agreement between EMCOR and Anthony Guzzi dated October 25, 2004	Exhibit B to Guzzi Letter Agreement
10(d)(d)	—	Release and Settlement Agreement dated February 25, 2004 between Jeffrey M. Levy*	Page

EMCOR GROUP, INC.
and Subsidiaries

EXHIBIT INDEX

Exhibit No.		Description	Incorporated By Reference To or Page Number
10(e)(e)	—	Form of letter agreement between EMCOR and each executive officer with respect to acceleration of options granted January 2, 2003 and January 2, 2004*	Page
10(ff)	—	Form of Confidentiality Agreement between EMCOR and Executive Officers	Exhibit C to Guzzi Letter Agreement
10(gg)	—	Form of Indemnification Agreement between EMCOR and each of its officers and directors	Exhibit F to Guzzi Letter Agreement
11	—	Computation of Basic EPS and Diluted EPS for the years ended December 2004 and 2003*	Page
14	—	Code of Ethics of EMCOR for Chief Executive Officer and Senior Financial Officers	Exhibit 14 to EMCOR's 2003 Form 10-K
16	—	Current Report on Form 8-K - Changes in Registrant's Certifying Accountant, dated May 15, 2002	Exhibit 16 to EMCOR's Report on Form 8-K dated May 15, 2002
21	—	List of Significant Subsidiaries*	Page
23.1	—	Consent of Ernst & Young LLP*	Page
31.1	—	Certification Pursuant to Section 302 of the Sarbanes — Oxley Act of 2002 by the Chairman of the Board of Directors and Chief Executive Officer*	Page
31.2	—	Certification Pursuant to Section 302 of the Sarbanes — Oxley Act of 2002 by the Executive Vice President and Chief Financial Officer*	Page
32.1	—	Certification Pursuant to Section 906 of the Sarbanes — Oxley Act of 2002 by the Chairman of the Board of Directors and Chief Executive Officer**	Page
32.2	—	Certification Pursuant to Section 906 of the Sarbanes — Oxley Act of 2002 by the Executive Vice President and Chief Financial Officer**	Page

* Filed Herewith
** Furnished Herewith

Pursuant to Item 601(b)(4)(iii) of Regulation S-K, upon request of the Securities and Exchange Commission, the Registrant hereby undertakes to furnish a copy of any unfiled instrument which defines the rights of holders of long-term debt of the Registrant's subsidiaries.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

EMCOR GROUP, INC.
(Registrant)

Date: March 8, 2005

by /s/ FRANK T. MACINNIS
Frank T. MacInnis
Chairman of the Board of Directors
and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities indicated on March 8, 2005.

Signature	Title
/s/ FRANK T. MACINNIS Frank T. MacInnis	Chairman of the Board of Directors and Chief Executive Officer
/s/ STEPHEN W. BERSHAD Stephen W. Bershad	Director
/s/ DAVID A. B. BROWN David A. B. Brown	Director
/s/ LARRY J. BUMP Larry J. Bump	Director
/s/ ALBERT FRIED, JR. Albert Fried, Jr.	Director
/s/ RICHARD F. HAMM, JR. Richard F. Hamm, Jr.	Director
/s/ MICHAEL T. YONKER Michael T. Yonker	Director
/s/ LEICLE E. CHESSER Leicle E. Chesser	Executive Vice President and Chief Financial Officer (Principal Financial Officer)
/s/ MARK A. POMPA Mark A. Pompa	Senior Vice President, Chief Accounting Officer and Treasurer (Principal Accounting Officer)

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EXHIBIT 31.1

CERTIFICATION

I, Frank T. MacInnis, Chairman of the Board of Directors and Chief Executive Officer of EMCOR Group, Inc., certify that:

1. I have reviewed this annual report on Form 10-K of EMCOR Group, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's fourth fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal controls over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 8, 2005

/s/ FRANK T. MACINNIS

Frank T. MacInnis
Chairman of the Board of
Directors and
Chief Executive Officer

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EXHIBIT 31.2

CERTIFICATION

I, Leicle E. Chesser, Executive Vice President and Chief Financial Officer of EMCOR Group, Inc., certify that:

1. I have reviewed this annual report on Form 10-K of EMCOR Group, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's fourth fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal controls over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 8, 2005

/s/ LEICLE E. CHESSER

Leicle E. Chesser
Executive Vice President
and Chief Financial Officer

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EXHIBIT 32.1

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of EMCOR Group, Inc. (the "Company") on Form 10-K for the year ended December 31, 2004 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Frank T. MacInnis, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: March 8, 2005

/s/ FRANK T. MACINNIS
Chief Executive Officer

[This Page Intentionally Left Blank]

EXHIBIT 32.2

**CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

In connection with the Annual Report of EMCOR Group, Inc. (the "Company") on Form 10-K for the year ended December 31, 2004 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Leicle E. Chesser, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: March 8, 2005

/s/ LEICLE E. CHESSER
Chief Financial Officer

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EMCOR Group, Inc.
301 Merritt Seven
Norwalk, CT 06851
USA


EMCOR.
knowledge in action®

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EMCOR Group, Inc.
301 Merritt Seven
Norwalk, CT 06851
USA


EMCOR
knowledge in action